Q2
2026

SUN LIFE FINANCIAL INC.

Shareholders' Report

For the period ended June 30, 2026

Sun Life

sunlife.com

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Sun Life Reports Second Quarter 2026 Results

Sun Life(1) delivered double-digit underlying net income growth in Q2 reflecting strong growth across Canada, Asia, and the U.S., and an underlying return on equity of 19.1%(2).

TORONTO, ON - (August 6, 2026) - Sun Life Financial Inc.(1) (TSX: SLF) (NYSE: SLF) announced its results for the second quarter ended June 30, 2026.

•Underlying net income(2) of $1,123 million increased $108 million or 11% from Q2'25.
•Reported net income(3) of $1,008 million increased $292 million or 41% from Q2'25.
•Underlying EPS(2)(4) of $2.02 increased 13% from Q2'25; reported EPS(4) of $1.81 increased 44% from Q2'25.
•Underlying return on equity ("ROE")(2) was 19.1%; reported ROE(2) was 17.2%.
•Assets under management ("AUM")(2) of $1,696 billion increased $155 billion or 10% from Q2'25.
•SLF Inc. LICAT ratio of 145%(5).

“Sun Life delivered a strong second quarter, reflecting the resilience of our diversified business and the discipline of our execution,” said Kevin Strain, President and CEO of Sun Life. “We saw strong momentum across our health and individual protection businesses, with group insurance sales up 27% and individual insurance sales up 16%. In asset management and wealth, we continued to build momentum in alternatives, private credit and product innovation, contributing $2.1 billion of net inflows and wealth sales in the quarter. These results delivered double-digit underlying net income growth and an underlying ROE of 19.1% for the quarter. With our strong capital position and continued investment in innovation, we are well positioned to deliver sustainable value for Clients and shareholders.”

“We also made important progress on our digital and AI priorities. Our founding membership in the AI Consortium and the launch of our proprietary agentic AI platform for technology architecture teams are examples of how we are scaling AI responsibly across the enterprise, strengthening how we work and creating more capacity for our people to focus on growth, innovation and delivering on our Purpose.”

Financial and Operational Highlights

	Quarterly results		Year-to-date
Profitability	Q2'26	Q2'25	2026	2025
Underlying net income ($ millions)(2)	1,123	1,015	2,173	2,060
Reported net income - Common shareholders ($ millions)	1,008	716	1,473	1,644
Underlying EPS ($)(2)(4)	2.02	1.79	3.90	3.62
Reported EPS ($)(4)	1.81	1.26	2.64	2.89
Underlying ROE(2)	19.1%	17.6%	18.7%	17.7%
Reported ROE(2)	17.2%	12.4%	12.7%	14.1%

Growth	Q2'26	Q2'25	2026	2025
Asset management gross flows & wealth sales ($ millions)(2)(6)	82,655	53,436	145,020	115,657
Asset management net flows & net wealth sales ($ millions)(2)(6)	2,105	(14,190)	(16,346)	(20,459)
Group insurance sales ($ millions)(2)(7)	680	535	1,232	1,115
Individual insurance sales ($ millions)(2)(8)	1,002	863	2,155	1,737
Assets under management ("AUM") ($ billions)(2)(6)	1,696	1,541	1,696	1,541
New business Contractual Service Margin ("CSM") ($ millions)(2)	400	435	829	841

Financial Strength	Q2'26	Q2'25
LICAT ratios (at period end)(5)
Sun Life Financial Inc.	145%	151%
Sun Life Assurance(9)	133%	141%
Financial leverage ratio (at period end)(2)(10)	23.8%	20.4%

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2026    1

Financial and Operational Highlights - Quarterly Comparison (Q2'26 vs. Q2'25)

($ millions)	Q2'26
	Sun Life	Sun Life Asset Management	Canada	U.S.	Asia	Corporate
Underlying net income(2)	1,123	364	427	227	222	(117)
Reported net income (loss) - Common shareholders	1,008	337	443	170	202	(144)
Change in underlying net income (% year-over-year)	11%	5%	23%	16%	18%	nm(11)
Change in reported net income (% year-over-year)	41%	13%	47%	65%	153%	nm(11)
Asset management gross flows & wealth sales(2)	82,655	74,168	7,374	—	1,113	—
Group insurance sales(2)	680	—	203	448	29	—
Individual insurance sales(2)	1,002	—	140	—	862	—
Change in asset management gross flows & wealth sales (% year-over-year)	55%	55%	60%	—	22%	—
Change in group insurance sales (% year-over-year)	27%	—	1%	43%	38%	—
Change in individual insurance sales (% year-over-year)	16%	—	3%	—	19%	—

Underlying net income(12) of $1,123 million increased $108 million or 11% from prior year, driven by:

•Strong performance across Canada, reflecting business growth and favourable insurance experience, Asia, from business growth in Hong Kong, and the U.S., driven by medical stop-loss revenue growth and favourable experience in In-force Management; partially offset by
•Higher expenses reflecting top-line growth and financing costs supporting the acquisition of our remaining interests in SLC Management affiliates.

Reported net income of $1,008 million increased $292 million or 41% from prior year, driven by:

•Favourable public equity market impacts, improved other market-related impacts primarily driven across Asia and Canada, and improved real estate experience(13);
•The increase in underlying net income; and
•A prior year impairment charge of $61 million in U.S. Dental(14).

Foreign exchange translation led to a decrease of $2 million in underlying net income and had no significant impact to the change in reported net income.

Underlying ROE was 19.1% and reported ROE was 17.2% (Q2'25 - 17.6% and 12.4%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 145%.

Business Group Highlights

Sun Life Asset Management: A global leader in asset management
Sun Life Asset Management underlying net income of US$262 million increased US$11 million or 4% from prior year, driven by:

•MFS(15) up US$3 million, reflecting higher fee income from higher average net assets ("ANA") mostly offset by higher operating expenses and a decrease in net investment income. Pre-tax net operating profit margin(2) improved to 35.7% for Q2'26, compared to 35.1% in the prior year, due to higher ANA.
•SLC Management up US$10 million, reflecting higher net seed investment income. Fee-related earnings(2) were in line with prior year. Fee-related earnings margin(2) was 26.3% for Q2'26, compared to 25.5% in the prior year.
•Solutions & Other down US$2 million, in line with the prior year.

Reported net income of US$243 million increased US$29 million or 14% from prior year, driven by:

•Favourable market-related impacts;
•A gain on sale of MFS’ closed-end funds(16); and
•The increase in underlying net income; partially offset by
•Share-based compensation expenses at MFS from accelerated vesting terms for retirement eligible plan members.

Foreign exchange translation led to a decrease of $1 million in underlying net income and had no significant impact to the change in reported net income.

Sun Life Asset Management gross flows(2) increased US$19.0 billion or 55% from prior year, reflecting a large public fixed income mandate funded at ABSLAMC(17). Higher gross flows in SLC Management were offset by lower gross flows in MFS.

Total Sun Life Asset Management AUM(2) at Q2'26 was US$917.7 billion (Q2'25 - US$856.0 billion), consisting of:

•MFS: US$644.7 billion (Q2'25 - US$635.4 billion);
•SLC Management: US$193.6 billion (Q2'25 - US$183.4 billion); and
•Solutions & Other: US$79.4 billion (Q2'25 - US$37.2 billion).

2    Sun Life Financial Inc.     Second Quarter 2026        EARNINGS NEWS RELEASE

Total Sun Life Asset Management managed assets(2) at Q2'26 of US$1,034.9 billion, increased US$71.8 billion or 7% from Q2'25.

Total Sun Life Asset Management net inflows(2) of US$1.5 billion in Q2'26 (Q2'25 - net outflows of US$10.9 billion) reflected:

•MFS net outflows of US$22.9 billion (Q2'25 - net outflows of US$14.3 billion) from retail net outflows of US$13.7 billion (Q2'25 net outflows of US$5.9 billion) reflecting continued outflows in U.S. equity markets by retail investors, and institutional net outflows of US$9.2 billion (Q2'25 net outflows of US$8.4 billion) reflecting portfolio rebalancing; more than offset by
•Solutions & Other net inflows of US$19.7 billion (Q2'25 - net inflows of US$0.4 billion) from a large public fixed income mandate funded at ABSLAMC; and
•SLC Management net inflows of US$4.6 billion (Q2'25 - net inflows of US$3.0 billion) from capital raising.

MFS’ active exchange-traded funds (“ETFs”) continued to gain traction, generating US$640 million of net inflows in Q2’26, more than triple the prior year. Growth was led by international equity, core plus fixed income, and large value strategies, reflecting strong momentum across the ETF product suite. Distribution also expanded, with ETFs now available on 25 platforms, while AUM reached approximately US$3 billion in Q2’26, more than double the start of the year.

On July 2, 2026, we completed the acquisition of Bell Partners Inc. (“Bell Partners”), a leading U.S. multifamily real estate investment manager and vertically integrated property management business. Bell Partners is our U.S. multifamily operating platform, operating under BentallGreenOak ("BGO"). The acquisition expands our asset management capabilities in one of the largest and most resilient sectors of the U.S. real estate market.

Crescent Capital Group LP (“Crescent”) closed its fourth U.S. direct lending fund in Q2'26, the largest fund in the firm’s history, raising US$10.8 billion. This fund meaningfully surpassed the size of its predecessor fund and underscores the attractive opportunities to provide senior debt capital to sponsor-backed U.S. companies, particularly in the lower-middle market. Further, Crescent and Pantheon(18) also closed the seventh fund within Crescent’s Credit Solutions series in the first half of the year, a US$3.2 billion private credit continuation vehicle, marking the largest single‑fund portfolio transaction in the private credit secondaries market to-date. The vehicle acquires a diversified portfolio of performing sponsor‑backed loans and securities, providing investors enhanced liquidity optionality.

BGO partnered with Visitt, an AI-powered property operations platform, to deliver AI-powered solutions across more than 300 BGO properties in Canada. Integrating AI into BGO’s property operations will unlock new efficiencies by simplifying complex workflows, enhance consistency across assets, and strengthen tenant experience.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $427 million increased $80 million or 23% from prior year, driven by:

•Business growth reflecting higher premiums in Sun Life Health, favourable morbidity and mortality experience, and higher fee income from higher Group Wealth(19) AUMA(20); partially offset by
•Lower earnings on surplus reflecting lower surplus asset balances and returns.

Reported net income of $443 million increased $141 million or 47% from prior year, driven by:

•The increase in underlying net income; and
•Favourable public equity market impacts and improved other market-related and real estate experience(13).

Canada's sales(21):

•Asset management gross flows & wealth sales of $7 billion increased 60%, driven by higher large case defined contribution sales and increased rollover volumes in Group Wealth(19), and higher mutual fund sales in Individual Wealth.
•Sun Life Health sales of $203 million were in line with prior year.
•Individual insurance sales of $140 million increased 3%, driven by higher participating life sales.

We continue to advance our integrated digital and AI ecosystem to help Clients seamlessly manage their holistic health, wealth, and insurance needs. During the quarter, we launched an enhanced My Sun Life Mobile App experience that introduces a range of integrated health capabilities, including access to virtual care, pharmacy services, and wellness support. This personalized experience makes it easier for members to find information and take action, helping Clients across Canada through their health journey.

Additionally, we introduced an AI-powered concierge for SLFD(22) advisors, providing faster access to information and support for complex inquiries. The tool complements existing advisor capabilities, including One Plan and Notes Assistant, enabling advisors to spend more time focused on advice and Client relationships. This capability represents the evolution of our advisor enablement strategy as we continue to enhance the platform by expanding access to a broader advisor network to further strengthen the advisor experience.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2026    3

U.S.: A leader in health and benefits
U.S. underlying net income of US$164 million increased US$21 million or 15% from prior year, driven by:

•Medical stop-loss earnings from revenue growth, and In-force Management results from favourable experience; partially offset by
•Lower Employee Benefits results reflecting strong prior year earnings driven by favourable insurance experience.

Reported net income of US$125 million increased US$51 million or 69% from prior year, driven by:

•A prior-year impairment charge of US$45 million in Dental (14); and
•The increase in underlying net income; partially offset by
•Unfavourable other market-related and interest rate impacts.

Foreign exchange translation had no significant impact to the change in underlying net income and reported net income, respectively.

U.S. sales of US$324 million were up 43% from prior year, primarily driven by:

•Higher medical stop-loss sales reflecting strong close rates, continued pricing discipline supported by our risk selection tools, and favourable market conditions; partially offset by
•Lower Medicaid sales in Dental.

In Health and Risk Solutions, we are partnering with Medzown, Inc., a precision medicine management company, to increase access to clinical trials for employees at self-insured employers. Medzown’s AI-powered clinical navigation proactively identifies patients who have been diagnosed with cancer and other costly, complex diseases and connects them to an appropriate clinical trial, before high-cost claims escalate. Medzown is the latest addition to Sun Life’s comprehensive suite of health solutions designed to improve health outcomes for members and drive down costs for employers. In 2025, our suite of health solutions, along with other cost containment efforts, saved Sun Life U.S. and our employers more than US$68 million.

In Employee Benefits, we were added to the digitally-powered platform of Centro, an ancillary benefits consulting, employee communications and technology firm representing many of the top brokers in the U.S. The new API connection between Centro and Sun Life enables seamless, real-time exchange of request-for-proposal data, eliminating manual workflows and significantly reducing turnaround times. This streamlined quoting process allows brokers to work faster and more accurately, delivering a better experience for group Clients.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $222 million increased $34 million or 18% from prior year, driven by:

•Strong sales momentum and in-force business growth in Hong Kong; and
•Lower expenses and favourable credit experience; partially offset by
•Lower fee income from the transitioning of the administration business to the centralized eMPF platform in Hong Kong.

Reported net income of $202 million increased $122 million or 153% from prior year, driven by favourable public equity market impacts, improved other market-related impacts, and the increase in underlying net income.

Foreign exchange translation led to a decrease of $5 million in underlying net income and a decrease of $4 million in reported net income.

Asia's sales(21):

•Individual insurance sales of $862 million were up 19%, driven by:
◦Higher sales in Hong Kong across all channels; and
◦Strong growth in India, Malaysia and Indonesia, primarily from the bancassurance channel.
•Asset management gross flows and wealth sales of $1 billion were up 22%, reflecting higher Mandatory Provident Fund ("MPF") sales in Hong Kong, higher group fund sales in India, and higher fixed income fund sales in the Philippines.

New business CSM of $277 million in Q2'26 was down from $299 million in the prior year, reflecting an increasing competitive environment primarily in Hong Kong.

Reinforcing our position as a trusted provider delivering strong outcomes for Clients, in Hong Kong, we were named the inaugural Diamond Choice winner at the 2026 MPF Awards by MPF Ratings, recognizing the best value scheme across the MPF system's 25-year history. Further, across Asia, we continue to enhance our product offering to meet Clients' evolving needs. In the Philippines, we launched a legacy planning solution designed to help Clients protect and transfer wealth across generations, and in Indonesia, we launched the Sun USD Alpha Grow Fund, providing Clients with additional opportunities to participate in global markets.

We continue to enhance the Client experience and empower advisors through AI-enabled solutions. In Indonesia, our AI-powered contact centre is delivering a faster, more personalized service with stronger first-call resolution. For advisors, we launched AI-enabled tools which equip them with real-time coaching and insights, strengthening Client conversations and providing a more seamless onboarding experience.

4    Sun Life Financial Inc.     Second Quarter 2026        EARNINGS NEWS RELEASE

Corporate
Underlying net loss was $117 million compared to underlying net loss of $62 million in the prior year, reflecting higher financing costs supporting the acquisition of our remaining interests in SLC Management affiliates, higher incentive compensation, and prior year favourability from timing of strategic investment spend.

Reported net loss was $144 million compared to reported net loss of $66 million in the prior year, driven by the change in underlying net loss and unfavourable market-related impacts.

Foreign exchange translation led to a decrease of $4 million in underlying net loss and reported net loss, respectively.

(1)Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business groups: Sun Life Asset Management, Canada, United States ("U.S."), Asia, and Corporate.
(2)Represents a non-IFRS financial measure (International Financial Reporting Standards ("IFRS")). For more details, see the Non-IFRS Financial Measures section in this document and in our Management's Discussion and Analysis ("MD&A") for the period ended June 30, 2026 ("Q2'26 MD&A").
(3)Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.
(4)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(5)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the Office of the Superintendent of Financial Institutions ("OSFI")-mandated guideline, Life Insurance Capital Adequacy Test.
(6)Prior period amounts have been updated.
(7)”Group insurance sales” include sales from Sun Life Health in Canada, Group Benefits and Dental in the U.S., and Group businesses in Asia.
(8)“Individual insurance sales” include sales from Individual Insurance in Canada as well as sales from individual insurance businesses in ASEAN, Hong Kong, Joint Ventures and High Net Worth in Asia.
(9)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(10)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $11.9 billion as at June 30, 2026 (June 30, 2025 - $10.6 billion).
(11)Not meaningful.
(12)See section C - Profitability in the Q2'26 MD&A for more information on notable items attributable to reported and underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.
(13)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
(14)An impairment charge on a customer relationship intangible asset from the early termination of a U.S. group dental contract.
(15)MFS Investment Management ("MFS").
(16)Reflects the reorganization of certain MFS closed-end funds and the related change in investment advisor in Q2’26 (“sale of MFS’ closed-end funds”).
(17)Aditya Birla Sun Life AMC Limited ("ABSLAMC").
(18) Pantheon, one of the leading global private markets investors.
(19) Effective Q1'26, we report our Group Retirement Services business unit under "Group Wealth".
(20) Assets under management and administration ("AUMA") is a non-IFRS measure that consists of both AUM and assets under administration ("AUA"). For more details, see the Non-IFRS Financial Measures section in this document and in the Q2'26 MD&A.
(21) Compared to the prior year.
(22) Sun Life Financial Distribution ("SLFD") is our proprietary career advisory network.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2026    5

Sun Life Financial Inc.
Management's Discussion and Analysis
For the period ended June 30, 2026
Dated August 6, 2026

6 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia, and Bermuda. As of June 30, 2026, Sun Life had total assets under management ("AUM")(1) of $1.70 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results
Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business groups/segments: Sun Life Asset Management, Canada, United States ("U.S."), Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements" collectively) and interim and annual management's discussion and analysis ("MD&A"). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), the accounting requirements of the Office of the Superintendent of Financial Institutions ("OSFI") and in accordance with the International Accounting Standard ("IAS") 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding.

We have updated our disclosures for 2026 to reflect the implementation of the new Sun Life Asset Management structure, effective January 1, 2026, and other refinements to enhance the understanding of our financial results. The following outlines updates to our MD&A commencing Q1’26 and applicable to comparative results in this document:

•Sun Life Asset Management comprises MFS Investment Management ("MFS"), SLC Management, and the newly established Solutions & Other business unit. The following businesses have transitioned to Solutions & Other:
▪Defined Benefit Solutions (from Canada);
▪Sun Life’s stake in Aditya Birla Sun Life Asset Management Company (from Asia); and
▪Asia asset management (from Asia).
•Sun Life Asset Management and its business units report financial results in U.S. dollars as the primary reporting currency.
•Results are reported by business group and, where applicable, by business unit. Reporting by business type is disclosed only in the “Financial Highlights” page of the Supplementary Financial Information package for the quarter.
•Refinements have been applied to Canada and U.S. business group reporting to better reflect how the businesses are managed.
•Refinements have been applied to the allocation methodology for expenses from the Corporate to the Asia business group, enhancing comparability.

Prior period results have been updated to reflect current presentation.

1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. For more details concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures, see section N - Non-IFRS Financial Measures in this document and the Supplementary Financial Information package on www.sunlife.com under Investors - Financial results and reports.

2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. For more details concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements, see section O - Forward-looking Statements in this document.

3. Additional Information
Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A, and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2025. These documents are filed with securities regulators in Canada and are available at www.sedarplus.ca. SLF Inc.'s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 7

B. Financial Summary

($ millions, unless otherwise noted)	Quarterly results			Year-to-date

Profitability	Q2'26	Q1'26	Q2'25	2026	2025
Net income (loss)
Underlying net income (loss)(1)	1,123	1,050	1,015	2,173	2,060
Reported net income (loss) - Common shareholders	1,008	465	716	1,473	1,644
Diluted earnings per share ("EPS") ($)
Underlying EPS (diluted)(1)	2.02	1.89	1.79	3.90	3.62
Reported EPS (diluted)	1.81	0.84	1.26	2.64	2.89
Return on equity ("ROE") (%)
Underlying ROE(1)	19.1%	18.6%	17.6%	18.7%	17.7%
Reported ROE(1)	17.2%	8.2%	12.4%	12.7%	14.1%

Growth	Q2'26	Q1'26	Q2'25	2026	2025
Sales
Asset management gross flows & wealth sales(1)(2)	82,655	62,365	53,436	145,020	115,657
Asset management net flows & net wealth sales(1)(2)	2,105	(18,451)	(14,190)	(16,346)	(20,459)
Group insurance sales(1)(3)	680	552	535	1,232	1,115
Individual insurance sales(1)(4)	1,002	1,153	863	2,155	1,737
Total assets under management ($ billions)(1)(2)	1,696.5	1,575.3	1,541.2	1,696.5	1,541.2
New business Contractual Service Margin ("CSM")(1)	400	429	435	829	841

Financial Strength	Q2'26	Q1'26	Q2'25
LICAT ratios(5)
Sun Life Financial Inc.	145%	143%	151%
Sun Life Assurance(6)	133%	134%	141%
Financial leverage ratio(1)(7)	23.8%	23.2%	20.4%
Book value per common share ($)	42.49	41.10	39.57
Weighted average common shares outstanding for basic EPS (millions)	554	554	565
Closing common shares outstanding (millions)	554	554	563

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)Prior period amounts have been updated.
(3)“Group insurance sales” include sales from Sun Life Health in Canada, Group Benefits and Dental in the U.S., and Group businesses in Asia.
(4)“Individual insurance sales” include sales from Individual Insurance in Canada as well as sales from individual insurance businesses in ASEAN, Hong Kong, Joint Ventures and High Net Worth in Asia.
(5)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(6)Sun Life Assurance is SLF Inc.’s principal operating life insurance subsidiary.
(7)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $11.9 billion as at June 30, 2026 (March 31, 2026 - $11.4 billion; June 30, 2025 - $10.6 billion).
8 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

C. Profitability
The following table reconciles our Common shareholders' net income ("reported net income") and underlying net income. All factors discussed in this document that impact underlying net income are also applicable to reported net income. Certain adjustments and notable items also impact the CSM, such as mortality experience and assumption changes; for more details, see section E - Contractual Service Margin in this document.

	Quarterly results			Year-to-date
($ millions, after-tax)	Q2'26	Q1'26	Q2'25	2026	2025
Underlying net income (loss) by business group(1):
Sun Life Asset Management	364	363	347	727	737
Canada	427	370	347	797	693
U.S.	227	218	195	445	413
Asia	222	216	188	438	373
Corporate	(117)	(117)	(62)	(234)	(156)
Underlying net income(1)	1,123	1,050	1,015	2,173	2,060
Add: Market-related impacts	(22)	(220)	(166)	(242)	(188)
Assumption changes and management actions ("ACMA")	(6)	4	3	(2)	(1)
Other adjustments	(87)	(369)	(136)	(456)	(227)
Items excluded from underlying net income	(115)	(585)	(299)	(700)	(416)
Reported net income (loss) - Common shareholders by business group:
Sun Life Asset Management	337	174	297	511	666
Canada	443	87	302	530	619
U.S.	170	151	103	321	289
Asia	202	183	80	385	234
Corporate	(144)	(130)	(66)	(274)	(164)
Reported net income - Common shareholders	1,008	465	716	1,473	1,644
Underlying ROE(1)	19.1%	18.6%	17.6%	18.7%	17.7%
Reported ROE(1)	17.2%	8.2%	12.4%	12.7%	14.1%
Notable items attributable to reported and underlying net income(1):
Mortality	55	16	29	71	34
Morbidity	29	4	(22)	33	(3)
Lapse and other policyholder behaviour ("policyholder behaviour")	(7)	—	(7)	(7)	(9)
Expenses	(17)	(19)	(37)	(36)	(63)
Net credit(2)	35	11	3	46	11
Other(3)	6	36	22	42	73

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)Net credit includes rating changes on assets measured at Fair value through profit or loss ("FVTPL"), and the Expected credit loss ("ECL") impact for assets measured at Fair value through other comprehensive income ("FVOCI"). Included in this balance are also the release of credit risk adjustments, which are reported in Expected Investment Earnings in the Driver of Earnings analysis,
(3)Other notable items are recorded in Net Insurance Service Result and Net Investment Result in the Drivers of Earnings analysis. For more details, see section N - Non-IFRS Financial Measures in this document.

Quarterly Comparison - Q2'26 vs. Q2'25
Underlying net income(1) of $1,123 million increased $108 million or 11%, driven by:

•Strong performance across Canada, reflecting business growth and favourable insurance experience, Asia, from business growth in Hong Kong, and the U.S., driven by medical stop-loss revenue growth and favourable experience in In-force Management; partially offset by
•Higher expenses reflecting top-line growth and financing costs supporting the acquisition of our remaining interests in SLC Management affiliates.

Reported net income of $1,008 million increased $292 million or 41%, driven by:

•Favourable public equity market impacts, improved other market-related impacts primarily driven across Asia and Canada, and improved real estate experience(2);
•The increase in underlying net income; and
•A prior year impairment charge of $61 million in U.S. Dental(3).

(1)For a reconciliation between reported net income and underlying net income, see section N - Non-IFRS Financial Measures in this document.
(2)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
(3) An impairment charge on a customer relationship intangible asset from the early termination of a U.S. group dental contract.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 9

Foreign exchange translation led to a decrease of $2 million in underlying net income and had no significant impact to the change in reported net income.

Underlying ROE was 19.1% and reported ROE was 17.2% (Q2'25 - 17.6% and 12.4%, respectively).

1.Market-related impacts
Market-related impacts represent the difference between actual versus expected market movements(1). Market-related impacts resulted in a decrease of $22 million to reported net income, reflecting unfavourable real estate experience, interest rate impacts, and other market-related impacts primarily in the U.S., partially offset by favourable public equity market impacts.

2.Assumption changes and management actions
The net impact of assumption changes and management actions was a decrease of $6 million to reported net income and includes methods and assumptions changes on insurance contracts as well as related impacts. These included various small enhancements.

3.Other adjustments
Other adjustments decreased reported net income by $87 million, driven by:

•DentaQuest acquisition, integration and restructuring costs and amortization of acquired intangible assets; and
•Share-based compensation expenses at MFS from accelerated vesting terms for retirement eligible plan members; partially offset by
•A gain on sale of MFS’ closed-end funds(2).

4.Experience-related items
In the second quarter of 2026, notable experience items included:

•Favourable mortality experience primarily in Canada, Asia, and the U.S.;
•Favourable morbidity experience primarily in Canada, partially offset by unfavourable experience in the U.S.;
•Unfavourable expense experience primarily in Canada; and
•Net credit was favourable across all businesses.

5.Income taxes
The statutory tax rate is impacted by various tax items, such as lower taxes on income subject to tax in foreign jurisdictions, tax-exempt or low-taxed investment income, and other sustainable tax benefits.

The Q2'26 effective income tax rate(3) on underlying net income and reported net income was 20.2% and 20.9%, respectively.

6.Impacts of foreign exchange translation
Foreign exchange translation led to a decrease of $2 million in underlying net income and had no significant impact to the change in reported net income.

(1)Except for risk-free rates which are based on current rates, expected market movements are based on our medium-term outlook which is reviewed annually.
(2)Reflects the reorganization of certain MFS closed-end funds and the related change in investment advisor in Q2’26 (“sale of MFS’ closed-end funds”).
(3)Our effective income tax rate on reported net income is calculated using Total income (loss) before income taxes, as detailed in Note 10 in our
Interim Consolidated Financial Statements for the period ended June 30, 2026. Our effective income tax rate on underlying net income is calculated using pre-tax underlying net income, as detailed in section N - Non-IFRS Financial Measures in this document, and the associated income tax expense.
10 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

Year-to-Date Comparison - Q2'26 vs. Q2'25
Underlying net income of $2,173 million increased $113 million or 5%, driven by:

•Strong performance in Canada from business growth and higher fee income from higher AUMA(1), U.S. medical stop-loss from revenue growth and U.S. In-force Management from favourable experience, and Asia reflecting business growth in Hong Kong; partially offset by
•Lower U.S. Employee Benefits earnings reflecting strong prior year results and lower U.S. Dental earnings, higher expenses primarily driven by financing costs in Corporate supporting the acquisition of our remaining interests in SLC Management affiliates, the unfavourable impacts from foreign exchange translation, and lower results at SLC Management reflecting lower catch-up fees and net seed investment income.

Reported net income of $1,473 million decreased $171 million or 10%, driven by:

•A $165 million charge from the acquisition of remaining equity interests in SLC Management affiliates(2);
•A $145 million charge reflecting the proposed settlement of a legal matter in Canada(2); and
•Market-related impacts primarily reflecting unfavourable interest rate impacts partially offset by favourable public equity market impacts; partially offset by
•The increase in underlying net income; and
•A prior year impairment charge of $61 million in U.S. Dental(3).

Foreign exchange translation led to a decrease of $37 million in underlying net income and a decrease of $17 million in reported net income.

Underlying ROE was 18.7% and reported ROE was 12.7% (2025 - 17.7% and 14.1%, respectively).

1.Market-related impacts
Market-related impacts represent the difference between actual versus expected market movements(4). Market-related impacts resulted in a decrease of $242 million to reported net income, reflecting unfavourable interest rate and other market-related impacts, and real estate experience.

2.Assumption changes and management actions
The net impact of assumption changes and management actions was a decrease of $2 million to reported net income and includes methods and assumptions changes on insurance contracts as well as related impacts. These included various small enhancements.

3.Other adjustments
Other adjustments decreased reported net income by $456 million, driven by:

•A $165 million charge from the acquisition of remaining equity interests in SLC Management affiliates(2);
•A $145 million charge reflecting the proposed settlement of a legal matter in Canada(2);
•DentaQuest acquisition, integration and restructuring costs and amortization of acquired intangible assets; and
•Share-based compensation expenses at MFS from accelerated vesting terms for retirement eligible plan members; partially offset by
•A gain on sale of MFS’ closed-end funds.

4. Experience-related items
Notable experience items in the current year included:

•Favourable mortality experience primarily in Canada;
•Favourable morbidity experience primarily in Canada, partly offset by unfavourable experience in the U.S.;
•Unfavourable expense experience largely in the U.S. and Asia;
•Net credit was favourable across all businesses; and
•Other experience was favourable primarily from the U.S. and Canada.

5. Income taxes
The statutory tax rate is impacted by various tax items, such as lower taxes on income subject to tax in foreign jurisdictions, tax-exempt or low-taxed investment income, and other sustainable tax benefits.

The effective income tax rate(5) for the current year on underlying net income and reported net income was 20.0% and 19.4%, respectively.

6. Impacts of foreign exchange translation
Foreign exchange translation led to a decrease of $37 million in underlying net income and a decrease of $17 million in reported net income.

(1)Assets under management and administration ("AUMA") is a non-IFRS measure that consists of both AUM and assets under administration ("AUA"). For more details, see the Non-IFRS Financial Measures section in this document.
(2)For more details, see the "Other Transactions" heading in Section F - Financial Strength in this document.
(3)An impairment charge on a customer relationship intangible asset from the early termination of a U.S. group dental contract.
(4)Except for risk-free rates which are based on current rates, expected market movements are based on our medium-term outlook which is reviewed annually.
(5)Our effective income tax rate on reported net income is calculated using Total income (loss) before income taxes, as detailed in Note 10 in our
Interim Consolidated Financial Statements for the period ended June 30, 2026. Our effective income tax rate on underlying net income is calculated using pre-tax underlying net income, as detailed in section N - Non-IFRS Financial Measures in this document, and the associated income tax expense.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 11

D. Growth
1. Sales and Gross Flows

	Quarterly results			Year-to-date
($ millions)	Q2'26	Q1'26	Q2'25	2026	2025
Asset management gross flows & wealth sales by business group(1)
Sun Life Asset Management gross flows(2)	74,168	55,307	47,919	129,475	102,963
Canada asset management gross flows & wealth sales	7,374	5,877	4,601	13,251	10,839
Asia asset management gross flows & wealth sales	1,113	1,181	916	2,294	1,855
Total asset management gross flows & wealth sales(1)(2)	82,655	62,365	53,436	145,020	115,657
Group insurance sales by business group(1)
Canada	203	295	201	498	576
U.S.	448	220	313	668	489
Asia	29	37	21	66	50
Total group sales(1)	680	552	535	1,232	1,115
Individual insurance sales by business group(1)
Canada	140	114	136	254	275
Asia	862	1,039	727	1,901	1,462
Total individual sales(1)	1,002	1,153	863	2,155	1,737
CSM - Impact of new insurance business ("New business CSM")(1)	400	429	435	829	841

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)Prior period amounts have been updated.

Total asset management gross flows & wealth sales increased $29.2 billion or 55% from prior year ($31.0 billion(1) or 58%(1), excluding foreign exchange translation).

•Sun Life Asset Management gross flows increased $28.0 billion(1) or 58%(1), reflecting a large public fixed income mandate funded at ABSLAMC(2). Higher gross flows in SLC Management were offset by lower gross flows in MFS.
•Canada asset management gross flows & wealth sales increased $2.8 billion or 60%, driven by higher large case defined contribution sales and increased rollover volumes in Group Wealth(3), and higher mutual fund sales in Individual Wealth.
•Asia asset management gross flows & wealth sales increased $0.2 billion(1) or 23%(1), reflecting higher Mandatory Provident Fund ("MPF") sales in Hong Kong, higher group fund sales in India, and higher fixed income fund sales in the Philippines.

Total group insurance sales increased $145 million or 27% from prior year ($148 million(1) or 28%(1), excluding foreign exchange translation).

•Canada group sales were in line with prior year.
•U.S. group sales increased $135 million(1) or 43%(1), primarily driven by:
◦Higher medical stop-loss sales reflecting strong close rates, continued pricing discipline supported by our risk selection tools, and favourable market conditions; partially offset by
◦Lower Medicaid sales in Dental.

Total individual insurance sales increased $139 million or 16% from prior year ($152 million(1) or 18%(1), excluding foreign exchange translation).

•Canada individual sales increased $4 million or 3%, driven by higher participating life sales.
•Asia individual sales increased $148 million(1) or 20%(1), driven by:
◦Higher sales in Hong Kong across all channels; and
◦Strong growth in India, Malaysia and Indonesia, primarily from the bancassurance channel.

New business CSM represents growth derived from sales activity in the period. The impact of new insurance business drove a $400 million increase in CSM, compared to new business CSM of $435 million in the prior year, reflecting an increasing competitive environment primarily in Hong Kong.

(1)This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section N - Non-IFRS Financial Measures in this document.
(2)Aditya Birla Sun Life AMC Limited ("ABSLAMC").
(3)Effective Q1'26, we report our Group Retirement Services business unit under "Group Wealth".
12 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

2. Assets Under Management
AUM consists of general funds, the investments for segregated fund holders ("segregated funds") and third-party assets managed by the Company. Third-party and other AUM is comprised of institutional and managed funds, as well as other AUM related to our joint ventures.

	Quarterly results
($ millions)	Q2'26	Q1'26	Q4'25	Q3'25	Q2'25
Assets under management(1)(2)
General fund assets	243,094	232,035	231,889	230,034	220,671
Segregated funds	182,236	166,277	166,566	164,895	155,616
Third-party and other assets under management(1)
Retail	712,004	645,624	666,852	679,905	647,193
Institutional, managed funds and other	645,326	612,463	621,663	631,165	567,290
Total third-party and other AUM(1)	1,357,330	1,258,087	1,288,515	1,311,070	1,214,483
Consolidation adjustments(2)	(86,210)	(81,132)	(82,106)	(82,536)	(49,564)
Total assets under management(1)(2)	1,696,450	1,575,267	1,604,864	1,623,463	1,541,206

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)Prior period amounts have been updated.

AUM increased $91.6 billion or 6% from December 31, 2025, primarily driven by:

(i)favourable market movements on the value of segregated, retail, institutional and managed funds of $68.1 billion;
(ii)an increase of $37.7 billion from foreign exchange translation (excluding the impacts of general fund assets); and
(iii)an increase in AUM of general fund assets of $11.2 billion, primarily driven by business growth and favourable impacts from foreign exchange translation; partially offset by
(iv)net outflows from segregated funds and third-party and other AUM of $16.0 billion;
(v)Client distributions of $6.3 billion; and
(vi)a decrease of $3.1 billion from other business activities, primarily reflecting $1.9 billion from the sale of MFS' closed-end funds.

Segregated fund and third-party and other AUM net inflows of $2.3 billion during the quarter were comprised of:

	Quarterly results
($ billions)	Q2'26	Q1'26	Q4'25	Q3'25	Q2'25
Net flows for Segregated fund and Third-party and other AUM:
Sun Life Asset Management	1.9	(17.7)	(19.2)	4.4	(14.8)
Canada, Asia and other	0.4	(0.6)	(0.9)	(0.6)	0.9
Total net flows for Segregated fund and Third-party and other AUM	2.3	(18.3)	(20.1)	3.8	(13.9)

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 13

E. Contractual Service Margin
Contractual Service Margin represents a source of stored value for future insurance profits and qualifies as available capital for LICAT purposes. CSM is a component of insurance contract liabilities. The following table shows the change in CSM including its recognition into net income in the period, as well as the growth from new insurance sales activity.

	For the six months ended	For the full year ended
($ millions)	June 30, 2026	December 31, 2025
Beginning of Period	14,492	13,366
Impact of new insurance business(1)	829	1,727
Expected movements from asset returns & locked-in rates(1)	425	774
Insurance experience gains/losses(1)	(63)	(88)
CSM recognized for services provided	(673)	(1,263)
Organic CSM Movement(1)(2)	518	1,150
Impact of markets & other(1)	88	275
Impact of change in assumptions(1)	(14)	49
Currency impact	179	(348)
Total CSM Movement	771	1,126
Contractual Service Margin, End of Period(3)	15,263	14,492

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)Organic CSM movement is a component of both total CSM movement and organic capital generation.
(3)Total company CSM presented above is comprised of CSM on Insurance contracts issued of $14,837 million (December 31, 2025 - $14,166 million), net of CSM Reinsurance contracts held of $(426) million (December 31, 2025 - $(326) million).

Total CSM ended Q2'26 at $15.3 billion, an increase of $0.8 billion or 5% for the first six months of 2026.

•Organic CSM movement was driven by the impact of new insurance business, reflecting strong sales in Asia, primarily in Hong Kong.
•Favourable currency impacts primarily in Asia and the U.S.
•Favourable impact of markets and other mainly driven by equity experience.
•Unfavourable insurance experience in the U.S., Canada, and Asia.

14 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

F. Financial Strength

	Quarterly results
($ millions, unless otherwise stated)	Q2'26	Q1'26	Q4'25	Q3'25	Q2'25
LICAT ratio(1)
Sun Life Financial Inc.	145%	143%	157%	154%	151%
Sun Life Assurance	133%	134%	140%	138%	141%
Capital
Subordinated debt	8,920	8,172	8,171	7,176	6,180
Innovative capital instruments(2)	200	200	200	200	200
Equity in the participating account	796	745	696	644	600
Non-controlling interests	199	195	264	289	61
Preferred shares and other equity instruments	2,239	2,239	2,239	2,239	2,239
Common shareholders' equity(3)	23,526	22,770	22,293	22,817	22,284
Contractual Service Margin(4)	15,263	14,673	14,492	14,406	13,675
Total capital	51,143	48,994	48,355	47,771	45,239
Financial leverage ratio(4)(5)	23.8%	23.2%	23.5%	21.6%	20.4%
Dividend
Underlying dividend payout ratio(5)	48%	49%	47%	47%	49%
Dividends per common share ($)	0.960	0.920	0.920	0.880	0.880
Book value per common share ($)	42.49	41.10	40.25	40.86	39.57

(1)Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(2)Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), For more details, see section J - Capital and Liquidity Management in the 2025 Annual MD&A.
(3)Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.
(4)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $11.9 billion as at June 30, 2026 (March 31, 2026 - $11.4 billion, December 31, 2025 - $11.3 billion, September 30, 2025 - $11.2 billion, June 30, 2025 - $10.6 billion).
(5)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.

1. Life Insurance Capital Adequacy Test
The Office of the Superintendent of Financial Institutions has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary, is also subject to the LICAT guideline.

SLF Inc.'s LICAT ratio of 145% as at June 30, 2026 decreased twelve percentage points compared to December 31, 2025, driven by M&A(1) activity, shareholder dividend payments, and market impacts, partially offset by subordinated debt issuance.

Sun Life Assurance's LICAT ratio of 133% as at June 30, 2026 decreased seven percentage points compared to December 31, 2025, driven by dividend payments to SLF Inc. and market impacts.

The Sun Life Assurance LICAT ratios in both periods are well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

(1)Mergers & Acquisitions ("M&A").
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 15

2. Capital
Our total capital consists of subordinated debt and other capital instruments, CSM, equity in the participating account and total shareholders' equity which includes common shareholders' equity, preferred shares and other equity instruments, and non-controlling interests ("NCI"). As at June 30, 2026, our total capital was $51.1 billion, an increase of $2.8 billion compared to December 31, 2025. The increase to total capital included reported net income of $1,473 million, an increase of $771 million in CSM, the issuance of $750 million principal amount of Series 2026-1 Subordinated Unsecured 4.21% Fixed/Floating Debentures, which is detailed below, favourable impacts from foreign exchange translation of $595 million included in other comprehensive income (loss) ("OCI"), and an increase of $437 million from the net impact of initial subscription to the SLC Management Equity Plan during Q1'26, which is detailed below. This was partially offset by the payment of $1,042 million of dividends on common shares of SLF Inc. ("common shares"), a decrease of $163 million from the impact of the acquisition of the remaining equity interests in SLC Management affiliates, which is detailed below, net unrealized losses on FVOCI assets of $89 million, and a decrease of $83 million from the repurchase and cancellation of common shares.

In 2026, organic capital generation(1) was $602 million, which measures the change in capital, net of dividends, above LICAT requirements excluding the impacts of markets and other non-recurring items. Organic capital generation was driven by underlying net income and new business CSM.

Our capital and liquidity positions remain strong with a LICAT ratio of 145% at SLF Inc., a financial leverage ratio of 23.8%(1) and $2.3 billion in cash and other liquid assets(1) as at June 30, 2026 in SLF Inc.(2) (December 31, 2025 - $2.4 billion).

Capital Transactions
On June 19, 2026, SLF Inc. issued $750 million principal amount of Series 2026-1 Subordinated Unsecured 4.21% Fixed/Floating Debentures due 2038. The net proceeds will be used for general corporate purposes, which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.

On June 29, 2026, the interest rate on SLF Inc.’s $1.0 billion principal amount of Limited Recourse Capital Notes Series 2021-1 (Subordinated Indebtedness) was reset from 3.60% to 5.614% per annum for the five-year period from and including June 30, 2026 to, but excluding, June 30, 2031.

3. Other Transactions
Sun Life reached a settlement in principle to resolve a class action, subject to Court approval, relating to individual life insurance policies sold and issued by the Metropolitan Life Insurance Company ("MetLife") in the 1980s and 1990s, which Sun Life inherited through historical Canadian acquisitions ("proposed settlement of a legal matter"). MetLife provided an indemnity relating to these policies, and Sun Life will seek full recourse pursuant to the indemnity if the settlement is approved by the Court. This matter does not involve any policies or products sold by Sun Life. The net impact to reported net income in Q1'26 was a charge of $145 million. For more details, see Note 16 of our Interim Consolidated Financial Statements for the period ended June 30, 2026.

In Q1'26, we completed the acquisition of the remaining equity interests in BentallGreenOak ("BGO") and Crescent Capital Group ("Crescent"), reinforcing our conviction in their leadership, performance, and long-term growth potential. As part of the transaction, we paid $1.59 billion (US$1.16 billion) for the remaining 44% interest stake in BGO and $829 million (US$608 million) for the remaining 49% stake in Crescent. These payments settle the outstanding put liability on our financial statements and were funded through debt issuances in 2025 in anticipation of the transactions. The net impact to reported net income in Q1'26 was a post-tax charge of $165 million (US$119 million) ($277 million (US$200 million) pre-tax charge). For more details, see Note 3 of our Interim Consolidated Financial Statements for the period ended June 30, 2026.

We introduced the SLC Management Equity Plan ("MEP"), which was effective during Q1'26. The MEP offers certain key personnel in our SLC Management subsidiaries with share-based equity, providing participants with an option to acquire preferred equity interests in SLC Management, receive restricted share units of SLC Management, or a combination thereof. Once issued, the equity vests over a period of 3 to 5 years from the grant date. Participants in the MEP are generally required to provide continued service during the vesting period to receive the full benefits of the equity. The equity is ultimately settled in common shares of SLF Inc. The net impact of initial subscription to the MEP during Q1'26 was an increase of $437 million to Contributed surplus in our Interim Consolidated Financial Statements for the period ended June 30, 2026.

On March 28, 2026, we entered into an agreement to acquire Bell Partners Inc. ("Bell Partners"), a leading U.S. multifamily real estate investment manager and vertically integrated property management business. Bell Partners will continue to operate as a distinct, vertically integrated business under BGO and oversee the broader company's U.S. multifamily assets. For more details, see Note 3 of our Interim Consolidated Financial Statements for the period ended June 30, 2026 and the Subsequent Events heading below in this document.

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)SLF Inc. (the ultimate parent company) and its wholly-owned holding companies.
16 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

4. Normal Course Issuer Bids
On May 26, 2026, SLF Inc. announced that OSFI and the Toronto Stock Exchange ("TSX") had approved the renewal of its previously announced normal course issuer bid (the "2026 NCIB"). Under the 2026 NCIB, SLF Inc. is permitted to purchase up to 10,000,000 common shares. The 2026 NCIB commenced on May 29, 2026 and will continue until May 28, 2027 or such earlier date as SLF Inc. may determine. Any common shares purchased by SLF Inc. pursuant to the 2026 NCIB will be cancelled or used in connection with certain equity settled incentive arrangements. Under its prior normal course issuer bid (the "2025 NCIB"), which commenced on June 9, 2025 and expired on May 21, 2026, SLF Inc. purchased 10,570,915 common shares. Common shares purchased by SLF Inc. pursuant to the 2025 NCIB were either subsequently cancelled or used in connection with certain equity settled incentive arrangements.

Shares purchased and subsequently cancelled under both bids were as follows:

	Quarterly results		Year-to-date		Aggregate(1)
	Q2'26		2026
	Common shares purchased (millions)	Amount ($ millions)(2)	Common shares purchased (millions)	Amount ($ millions)(2)	Common shares purchased (millions)	Amount ($ millions)(2)
2025 NCIB (ended May 21, 2026)	—	—	—	—	10.1	844
2026 NCIB	0.8	83	0.8	83	0.8	83
Total	0.8	83	0.8	83
(1)Represents the balance of common shares purchased and subsequently cancelled under the life of the normal course issuer bid to-date.
(2)Excludes the impact of excise tax on net repurchases of equity.

5. Subsequent Events
On July 2, 2026 we completed the acquisition of Bell Partners. Sun Life acquired a 100% interest in Bell Partners for a purchase price of US$350 million, with approximately 80% paid in Sun Life common shares. For more details, see Note 3 of our Interim Consolidated Financial Statements for the period ended June 30, 2026 and the Other Transactions heading above in this document.

G. Performance by Business Group

	Quarterly results			Year-to-date
($ millions)	Q2'26	Q1'26	Q2'25	2026	2025
Underlying net income (loss)(1)
Sun Life Asset Management	364	363	347	727	737
Canada	427	370	347	797	693
U.S.	227	218	195	445	413
Asia	222	216	188	438	373
Corporate	(117)	(117)	(62)	(234)	(156)
Total underlying net income (loss)(1)	1,123	1,050	1,015	2,173	2,060
Reported net income (loss) - Common shareholders
Sun Life Asset Management	337	174	297	511	666
Canada	443	87	302	530	619
U.S.	170	151	103	321	289
Asia	202	183	80	385	234
Corporate	(144)	(130)	(66)	(274)	(164)
Total reported net income (loss) - Common shareholders	1,008	465	716	1,473	1,644

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 17

1. Sun Life Asset Management

	Quarterly results			Year-to-date
Sun Life Asset Management (US$ millions)	Q2'26	Q1'26	Q2'25	2026	2025
Underlying net income(1)	262	265	251	527	524
Add: Market-related impacts	2	(14)	(19)	(12)	(17)
ACMA	—	1	—	1	(5)
MFS shares owned by management	(17)	1	(1)	(16)	3
Acquisition, integration and restructuring(2)(3)	4	(118)	(12)	(114)	(23)
Intangible asset amortization	(8)	(8)	(5)	(16)	(10)
Reported net income - Common shareholders	243	127	214	370	472
MFS (US$ millions)
Underlying net income(1)	187	199	184	386	370
Reported net income - Common shareholders	184	200	183	384	373
Pre-tax net operating margin for MFS(1)	35.7%	36.0%	35.1%	35.9%	35.2%
SLC Management (US$ millions)
Underlying net income(1)	43	32	33	75	92
Reported net income (loss) - Common shareholders	29	(101)	—	(72)	38
Fee-related earnings(1)	62	52	63	114	132
Pre-tax fee-related earnings margin(1)(4)	26.3%	26.3%	25.5%	26.3%	25.5%
Pre-tax net operating margin(1)(4)	25.0%	24.6%	26.3%	25.0%	26.3%
Solutions & Other (US$ millions)
Underlying net income (1)	32	34	34	66	62
Reported net income - Common shareholders	30	28	31	58	61
Sun Life Asset Management
Assets under management (US$ billions)(1)	917.7	867.8	856.0	917.7	856.0
Sun Life Asset Management managed assets (US$ billions)(1)	1,034.9	985.6	963.1	1,034.9	963.1
Gross flows (US$ billions)(1)(5)	53.6	40.3	34.6	93.9	73.0
Net flows (US$ billions)(1)(5)	1.5	(13.0)	(10.9)	(11.6)	(16.2)
Assets under management (C$ billions)(1)	1,302.6	1,207.5	1,164.8	1,302.6	1,164.8
Sun Life Asset Management managed assets (C$ billions)(1)	1,469.1	1,371.4	1,310.5	1,469.1	1,310.5
Gross flows (C$ billions)(1)(5)	74.2	55.3	47.9	129.5	103.0
Net flows (C$ billions)(1)(5)	2.0	(17.9)	(15.1)	(15.8)	(22.8)
MFS (US$ billions)
Average net assets (US$ billions)(1)	646.6	652.6	607.5	649.6	611.7
Assets under management (US$ billions)(1)(6)	644.7	622.2	635.4	644.7	635.4
Gross flows (US$ billions)(1)	24.8	31.6	26.8	56.4	58.7
Net flows (US$ billions)(1)	(22.9)	(16.3)	(14.3)	(39.2)	(22.4)
Asset appreciation (depreciation) (US$ billions)	46.7	(13.0)	46.0	33.7	52.0
SLC Management (US$ billions)
Assets under management (US$ billions)(1)	193.6	188.9	183.4	193.6	183.4
Gross flows - AUM (US$ billions)(1)	7.6	7.0	6.1	14.6	10.8
Net flows - AUM (US$ billions)(1)	4.6	3.9	3.0	8.6	5.0
Fee earning assets under management ("FE AUM") (US$ billions)(1)	146.6	144.5	142.5	146.6	142.5
Gross flows - FE AUM (US$ billions)(1)	6.5	6.0	5.7	12.5	14.8
Net flows - FE AUM (US$ billions)(1)	4.0	4.3	3.2	8.3	10.0
Assets under administration ("AUA") (US$ billions)(1)	14.6	14.1	11.7	14.6	11.7
Capital raising (US$ billions)(1)	4.7	4.4	4.4	9.1	7.4
Deployment (US$ billions)(1)	6.2	5.3	4.4	11.5	11.7
Solutions & Other (US$ billions)
Assets under management (US$ billions)(1)	79.4	56.7	37.2	79.4	37.2
(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)Amounts relate to acquisition costs for our SLC Management affiliates, which include the unwinding of the discount for Other financial liabilities of US$1 million in Q2'26 and US$1 million for the first six months of 2026 (Q1'26 - US$nil, Q2'25 - US$11 million; the first six months of 2025 - US$21 million). The unwinding relates to Advisors Asset Management, Inc. for 2026 reporting periods and to BentallGreenOak, Crescent Capital Group LP, and Advisors Asset Management, Inc. for 2025 reporting periods.
(3)Q1'26 includes a US$119 million charge from the acquisition of remaining equity interests in SLC Management affiliates. For more details, see the "Other Transactions" heading in Section F - Financial Strength in this document.
(4)Based on a trailing 12-month basis. For more details, see section N - Non-IFRS Financial Measures in this document.
(5)Prior period amounts have been updated.
(6)Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS' U.S. Generally Accepted Accounting Principles ("GAAP") assets and liabilities as at December 31, 2025.
18 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

Profitability
Quarterly Comparison - Q2'26 vs. Q2'25
Sun Life Asset Management underlying net income of US$262 million increased US$11 million or 4%, driven by:

•MFS up US$3 million, reflecting higher fee income from higher average net assets ("ANA") mostly offset by higher operating expenses and a decrease in net investment income. Pre-tax net operating profit margin(1) improved to 35.7% for Q2'26, compared to 35.1% in the prior year, due to higher ANA.
•SLC Management up US$10 million, reflecting higher net seed investment income. Fee-related earnings(1) were in line with prior year. Fee-related earnings margin(1) was 26.3% for Q2'26, compared to 25.5% in the prior year.
•Solutions & Other down US$2 million, in line with the prior year.

Reported net income of US$243 million increased US$29 million or 14%, driven by:

•Favourable market-related impacts;
•A gain on sale of MFS’ closed-end funds; and
•The increase in underlying net income; partially offset by
•Share-based compensation expenses at MFS from accelerated vesting terms for retirement eligible plan members.

Foreign exchange translation led to a decrease of $1 million in underlying net income and had no significant impact to the change in reported net income.

Year-to-Date Comparison - Q2'26 vs. Q2'25
Sun Life Asset Management underlying net income of US$527 million increased US$3 million driven by:

•MFS up US$16 million, reflecting higher fee income from higher ANA partially offset by higher operating expenses and a decrease in net investment income.
•SLC Management down US$17 million, reflecting lower fee-related earnings and lower net seed investment income. Fee-related earnings(1) decreased 14% driven by higher catch-up fees in the prior year, partially offset by lower expenses.
•Solutions & Other up US$4 million, reflecting favourable net investment results.

Reported net income of US$370 million decreased US$102 million or 22%, driven by:

•A US$119 million charge from the acquisition of remaining equity interests in SLC Management affiliates(2); and
•Share-based compensation expenses at MFS from accelerated vesting terms for retirement eligible plan members; partially offset by
•A gain on sale of MFS' closed-end funds.

Foreign exchange translation led to a decrease of $17 million in underlying net income and a decrease of $3 million in reported net income.

Growth
Sun Life Asset Management AUM of US$917.7 billion increased US$16.9 billion or 2% from December 31, 2025, driven by:

•Net asset value changes of US$33.0 billion(3); partially offset by
•Net outflows of US$11.6 billion; and
•Client distributions in SLC Management of US$4.6 billion.

Sun Life Asset Management managed assets of US$1,034.9 billion increased US$15.8 billion from December 31, 2025.

MFS' AUM decreased US$6.7 billion from December 31, 2025, driven by:

•Net outflows of US$39.2 billion and US$1.3 billion from the sale of MFS' closed-end funds partially offset by the increase in asset values from higher equity markets of US$33.7 billion.

SLC Management's AUM increased US$4.2 billion or 2% from December 31, 2025, driven by:

•Net inflows of US$8.6 billion and asset value changes of US$0.2 billion, partially offset by Client distributions of US$4.6 billion.
•Net inflows were comprised of capital raising and Client contributions, totaling US$14.6 billion, partially offset by outflows of US$6.1 billion.

SLC Management's FE AUM increased US$1.1 billion from December 31, 2025, driven by:

•Net inflows of US$8.3 billion mostly offset by Client distributions of US$4.1 billion and asset value changes of US$3.2 billion.
•Net inflows were comprised of capital deployment and Client contributions, totaling US$12.5 billion, partially offset by outflows of US$4.2 billion.

Solutions & Other AUM increased US$19.5 billion or 33% from December 31, 2025, driven by:

•Net inflows of US$19.0 billion from a large public fixed income mandate funded at ABSLAMC(4), and net asset value changes of US$0.5 billion.

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)For more details, see the "Other Transactions" heading in Section F - Financial Strength in this document.
(3)Includes a partial offset of US$1.3 billion from the sale of MFS' closed-end funds.
(4)Aditya Birla Sun Life AMC Limited ("ABSLAMC").
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 19

2. Canada

	Quarterly results			Year-to-date
($ millions)	Q2'26	Q1'26	Q2'25	2026	2025
Underlying net income by business unit(1)
Individual Insurance(1)	117	119	101	236	220
Sun Life Health(1)	199	141	153	340	298
Asset management and wealth(1)(2)(3)	111	110	93	221	175
Underlying net income(1)	427	370	347	797	693
Add: Market-related impacts	28	(130)	(40)	(102)	(58)
Assumption changes and management actions	(4)	(1)	1	(5)	7
Acquisition, integration and restructuring	(2)	(1)	—	(3)	(11)
Intangible asset amortization	(6)	(6)	(6)	(12)	(12)
Other	—	(145)	—	(145)	—
Items excluded from underlying net income	16	(283)	(45)	(267)	(74)
Reported net income (loss) - Common shareholders by business unit
Individual Insurance	111	(109)	89	2	192
Sun Life Health	221	115	128	336	267
Asset management and wealth(2)	111	81	85	192	160
Reported net income - Common shareholders	443	87	302	530	619
Underlying ROE (%)(1)	36.6%	32.8%	26.4%	34.7%	26.1%
Reported ROE (%)(1)	37.9%	7.7%	23.1%	23.1%	23.3%
Sales by business unit(1)
Individual Insurance sales(1)	140	114	136	254	275
Sun Life Health sales(1)	203	295	201	498	576
Individual Wealth sales(1)	3,122	3,620	2,603	6,742	5,899
Group Wealth sales(1)(2)	4,252	2,257	1,998	6,509	4,940

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)Effective Q1'26, we report our Group Retirement Services business unit under "Group Wealth".
(3)"Asset management and wealth" includes Individual Wealth and Group Wealth.

Profitability
Quarterly Comparison - Q2'26 vs. Q2'25
Underlying net income of $427 million increased $80 million or 23%, driven by:

•Business growth reflecting higher premiums in Sun Life Health, favourable morbidity and mortality experience, and higher fee income from higher Group Wealth AUMA(1); partially offset by
•Lower earnings on surplus reflecting lower surplus asset balances and returns.

Reported net income of $443 million increased $141 million or 47%, driven by:

•The increase in underlying net income; and
•Favourable public equity market impacts and improved other market-related and real estate experience.

Year-to-Date Comparison - Q2'26 vs. Q2'25
Underlying net income of $797 million increased $104 million or 15%, driven by:

•Business growth reflecting higher premiums in Sun Life Health, favourable mortality and morbidity experience, higher fee income from higher Group Wealth AUMA(1), and favourable investment earnings; partially offset by
•Lower earnings on surplus reflecting lower surplus asset balances and returns.

Reported net income of $530 million decreased $89 million or 14% driven by:

•A $145 million charge reflecting the proposed settlement of a legal matter(2); and
•Market-related impacts primarily reflecting unfavourable interest rate impacts; partially offset by
•The increase in underlying net income.

(1)Assets under management and administration ("AUMA") is a non-IFRS measure that consists of both AUM and assets under administration ("AUA"). For more details, see the Non-IFRS Financial Measures section in this document.
(2)For more details, see the "Other Transactions" heading in Section F - Financial Strength in this document.
20 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

Growth
Quarterly Comparison - Q2'26 vs. Q2'25
Canada's sales included:

•Asset management gross flows & wealth sales of $7.4 billion increased 60%, driven by higher large case defined contribution sales and increased rollover volumes in Group Wealth, and higher mutual fund sales in Individual Wealth.
•Sun Life Health sales of $203 million were in line with prior year.
•Individual insurance sales of $140 million increased 3%, driven by higher participating life sales.

Year-to-Date Comparison - Q2'26 vs. Q2'25
Canada's sales included:

•Asset management gross flows & wealth sales of $13.3 billion increased 22%, driven by higher large case defined contribution sales and increased rollover volumes in Group Wealth, and higher mutual fund sales in Individual Wealth.
•Sun Life Health sales of $498 million decreased 14%, reflecting lower large case sales compared to a strong prior year.
•Individual insurance sales of $254 million decreased 8%, reflecting lower participating life sales.

3. U.S.

	Quarterly results			Year-to-date
(US$ millions)	Q2'26	Q1'26	Q2'25	2026	2025
Underlying net income by business unit(1)
Group Health & Benefits(1)(2)	118	119	123	237	252
In-force Management(1)	46	41	20	87	42
Underlying net income(1)	164	160	143	324	294
Add: Market-related impacts	(12)	(26)	1	(38)	11
Assumption changes and management actions	1	—	—	1	—
Acquisition, integration and restructuring(3)	(14)	(9)	(13)	(23)	(29)
Intangible asset amortization	(14)	(14)	(57)	(28)	(73)
Items excluded from underlying net income	(39)	(49)	(69)	(88)	(91)
Reported net income - Common shareholders by business unit
Group Health & Benefits(2)	90	91	51	181	154
In-force Management	35	20	23	55	49
Reported net income - Common shareholders	125	111	74	236	203
Underlying ROE (%)(1)	13.3%	13.0%	11.7%	13.1%	12.1%
Reported ROE (%)(1)	10.1%	9.1%	6.1%	9.6%	8.4%
After-tax profit margin for Group Benefits (%)(1)(4)	7.1%	7.4%	7.9%	7.1%	7.9%
Sales by business unit(1)
Group Benefits sales(1)	292	127	175	419	282
Dental sales(1)	32	33	51	65	67
(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)Effective Q1'26, we report our Group Benefits and Dental business units under "Group Health & Benefits".
(3)Includes acquisition, integration and restructuring costs associated with DentaQuest, acquired on June 1, 2022.
(4)Based on underlying net income, on a trailing four-quarter basis. For more details, see section N - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q2'26 vs. Q2'25
Underlying net income of US$164 million increased US$21 million or 15%, driven by:

•Medical stop-loss earnings from revenue growth, and In-force Management results from favourable experience; partially offset by
•Lower Employee Benefits results reflecting strong prior year earnings driven by favourable insurance experience.

Reported net income of US$125 million increased US$51 million or 69%, driven by:

•A prior-year impairment charge of US$45 million in Dental(1); and
•The increase in underlying net income; partially offset by
•Unfavourable other market-related and interest rate impacts.

Foreign exchange translation had no significant impact to the change in underlying net income and reported net income, respectively.

(1) An impairment charge on a customer relationship intangible asset from the early termination of a U.S. group dental contract.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 21

Year-to-Date Comparison - Q2'26 vs. Q2'25
Underlying net income of US$324 million increased US$30 million or 10%, driven by:

•Higher medical stop-loss earnings driven by revenue growth; and
•Higher In-force Management results reflecting favourable experience; partially offset by
•Lower Employee Benefits results reflecting strong prior year earnings driven by favourable insurance experience; and
•Lower earnings in Dental driven by lower revenue and the impact of a retroactive premium payment in the prior year.

Reported net income of US$236 million increased US$33 million or 16%, driven by:

•A prior-year impairment charge of US$45 million in Dental(1); and
•The increase in underlying net income; partially offset by
•Unfavourable interest rate and other market-related impacts.

Foreign exchange translation led to a decrease of $10 million in underlying net income and a decrease of $9 million in reported net loss.

Growth
Quarterly Comparison - Q2'26 vs. Q2'25
U.S. sales of US$324 million were up 43%, primarily driven by:

•Higher medical stop-loss sales reflecting strong close rates, continued pricing discipline supported by our risk selection tools, and favourable market conditions; partially offset by
•Lower Medicaid sales in Dental.

Year-to-Date Comparison - Q2'26 vs. Q2'25
U.S. sales of US$484 million were up 39%, primarily driven by:

•Higher medical stop-loss sales reflecting strong close rates, continued pricing discipline supported by our risk selection tools, and favourable market conditions.

(1) An impairment charge on a customer relationship intangible asset from the early termination of a U.S. group dental contract.
22 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

4. Asia

	Quarterly results			Year-to-date
($ millions)	Q2'26	Q1'26	Q2'25	2026	2025
Underlying net income (loss) by business unit(1)
ASEAN(1)	47	45	42	92	88
Hong Kong(1)	102	100	79	202	154
Joint Ventures(1)	36	33	42	69	78
High Net Worth(1)	58	45	54	103	95
Regional Office(1)	(21)	(7)	(29)	(28)	(42)
Underlying net income(1)	222	216	188	438	373
Add: Market-related impacts	(11)	(28)	(105)	(39)	(123)
Assumption changes and management actions	(2)	4	2	2	(1)
Acquisition, integration and restructuring	(2)	(4)	(3)	(6)	(7)
Intangible asset amortization	(5)	(5)	(2)	(10)	(5)
Other	—	—	—	—	(3)
Items excluded from underlying net income	(20)	(33)	(108)	(53)	(139)
Reported net income (loss) - Common shareholders by business unit
ASEAN	46	30	51	76	81
Hong Kong	105	91	65	196	118
Joint Ventures	36	28	18	64	36
High Net Worth	35	51	(22)	86	52
Regional Office	(20)	(17)	(32)	(37)	(53)
Reported net income - Common shareholders	202	183	80	385	234
Underlying ROE (%)(1)	15.7%	15.5%	14.6%	15.6%	14.4%
Reported ROE (%)(1)	14.3%	13.1%	6.2%	13.7%	9.0%
Individual insurance sales by business unit(1)
ASEAN sales(1)	100	94	97	194	197
Hong Kong sales(1)	588	716	492	1,304	923
Joint Ventures sales(1)	123	174	92	297	253
High Net Worth sales(1)	51	55	46	106	89
Individual insurance sales(1)	862	1,039	727	1,901	1,462
Group insurance sales(1)	29	37	21	66	50
Asset management gross flows & wealth sales(1)	1,113	1,181	916	2,294	1,855
New business CSM(1)	277	320	299	597	572

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q2'26 vs. Q2'25
Underlying net income of $222 million increased $34 million or 18%, driven by:

•Strong sales momentum and in-force business growth in Hong Kong; and
•Lower expenses and favourable credit experience; partially offset by
•Lower fee income from the transitioning of the administration business to the centralized eMPF platform in Hong Kong.

Reported net income of $202 million increased $122 million or 153%, driven by favourable public equity market impacts, improved other market-related impacts, and the increase in underlying net income.

Foreign exchange translation led to a decrease of $5 million in underlying net income and a decrease of $4 million in reported net income.

Year-to-Date Comparison - Q2'26 vs. Q2'25
Underlying net income of $438 million increased $65 million or 17%, driven by:

•Strong sales momentum and in-force business growth in Hong Kong; and
•Lower expenses and favourable credit experience; partially offset by
•Lower fee income from the transitioning of the administration business to the centralized eMPF platform in Hong Kong.

Reported net income of $385 million increased $151 million or 65%, driven by favourable public equity market impacts, improved other market-related impacts, and the increase in underlying net income.

Foreign exchange translation led to a decrease of $16 million in underlying net income and a decrease of $14 million in reported net income.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 23

Growth
Quarterly Comparison - Q2'26 vs. Q2'25
Asia's sales included:

•Individual insurance sales of $862 million were up 20%(1), driven by:
◦Higher sales in Hong Kong across all channels; and
◦Strong growth in India, Malaysia and Indonesia, primarily from the bancassurance channel.
•Asset management gross flows and wealth sales of $1.1 billion were up 23%(1), reflecting higher MPF sales in Hong Kong, higher group fund sales in India, and higher fixed income fund sales in the Philippines.

New business CSM of $277 million in Q2'26, was down from $299 million in the prior year, reflecting an increasing competitive environment primarily in Hong Kong.

Year-to-Date Comparison - Q2'26 vs. Q2'25
Asia's sales included:

•Individual insurance sales of $1.9 billion were up 35%(1), driven by:
◦Higher sales in Hong Kong across all channels;
◦Strong growth in India, Malaysia and Indonesia, primarily from the bancassurance channel; and
◦Higher High Net Worth sales, primarily from the broker channel.
•Asset management gross flows and wealth sales of $2.3 billion were up 28%(1), driven by higher MPF sales in Hong Kong and group fund sales in India.

New business CSM of $597 million was up from $572 million in the prior year, driven by higher sales partially offset by an increasing competitive environment, primarily in Hong Kong.

(1)This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section
N - Non-IFRS Financial Measures in this document.
24 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

5. Corporate

	Quarterly results			Year-to-date
($ millions)	Q2'26	Q1'26	Q2'25	2026	2025
Underlying net income (loss)(1)	(117)	(117)	(62)	(234)	(156)
Add: Market-related impacts	(26)	(10)	(4)	(36)	(8)
Acquisition, integration and restructuring	(1)	(3)	—	(4)	—
Reported net income (loss) - Common shareholders	(144)	(130)	(66)	(274)	(164)

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q2'26 vs. Q2'25
Underlying net loss was $117 million compared to underlying net loss of $62 million in the prior year, reflecting higher financing costs supporting the acquisition of our remaining interests in SLC Management affiliates, higher incentive compensation, and prior year favourability from timing of strategic investment spend.

Reported net loss was $144 million compared to reported net loss of $66 million in the prior year, driven by the change in underlying net loss and unfavourable market-related impacts.

Foreign exchange translation led to a decrease of $4 million in underlying net loss and reported net loss, respectively.

Year-to-Date Comparison - Q2'26 vs. Q2'25
Underlying net loss was $234 million compared to underlying net loss of $156 million in the prior year, reflecting higher financing costs supporting the acquisition of our remaining interests in SLC Management affiliates, higher incentive compensation, and prior year favourability from timing of strategic investment spend.

Reported net loss was $274 million compared to reported net loss of $164 million in the prior year, driven by the change in underlying net loss and unfavourable market-related impacts.

Foreign exchange translation led to a decrease of $4 million in underlying net loss and a decrease of $9 million in reported net loss.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 25

H. Investments
Total general fund invested assets of $210.2 billion as at June 30, 2026, were up $11.1 billion from December 31, 2025. The increase was primarily from business growth and favourable impacts from foreign exchange translation. Our general fund invested assets are well-diversified across investment types, geographies and sectors with the majority of our portfolio invested in high quality fixed income assets.

The following table sets out the composition of our general fund invested assets(1):

	June 30, 2026		December 31, 2025
($ millions)	Carrying value	% of Total carrying value	Carrying value	% of Total carrying value
Cash, cash equivalents and short-term securities	14,788	7%	14,841	7%
Debt securities	93,236	44%	85,618	43%
Equity securities	14,298	7%	12,250	6%
Mortgages and loans	59,126	28%	59,433	30%
Derivative assets	1,618	1%	1,534	1%
Other invested assets	17,383	8%	16,067	8%
Investment properties	9,795	5%	9,432	5%
Total invested assets	210,244	100%	199,175	100%

(1)The values and ratios presented are based on the fair value of the respective asset categories. Generally, the carrying values for invested assets are equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

1. Debt Securities
The debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality, and liquidity, while ensuring that it remains well-diversified and duration-matched to insurance contract liabilities. As at June 30, 2026, with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets.

Debt Securities by Geography
The carrying value of our debt securities by geographic location is presented in the following table.

	June 30, 2026				December 31, 2025
($ millions)	FVTPL debt securities	FVOCI debt securities	Total	% of Total	FVTPL debt securities	FVOCI debt securities	Total	% of Total
Debt securities by geography:
Canada	37,833	3,564	41,397	44%	35,582	3,288	38,870	45%
United States	26,951	5,945	32,896	35%	23,389	6,060	29,449	34%
Europe	4,974	1,461	6,435	7%	4,329	1,451	5,780	7%
Asia	8,046	1,048	9,094	10%	7,230	971	8,201	10%
Other	2,250	1,164	3,414	4%	2,069	1,249	3,318	4%
Total debt securities	80,054	13,182	93,236	100%	72,599	13,019	85,618	100%
Our gross unrealized losses as at June 30, 2026 for FVTPL and FVOCI debt securities were $6,112 million and $281 million, respectively (December 31, 2025 - $6,284 million and $241 million, respectively). The decrease in gross unrealized losses was largely due to the impact from interest rates.

Debt Securities by Credit Rating
Debt securities with a credit rating of "A" or higher represented 77% of the total debt securities as at June 30, 2026 (December 31, 2025 - 77%). Debt securities with a credit rating of "BBB" or higher represented 99% of total debt securities as at June 30, 2026 (December 31, 2025 - 99%).

26 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

2. Mortgages and Loans
Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.
Mortgages and Loans by Geography
The carrying value of mortgages and loans by geographic location is presented in the following table(1).

	June 30, 2026			December 31, 2025
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,998	13,071	22,069	9,135	12,880	22,015
United States	4,133	20,061	24,194	4,335	20,044	24,379
Europe	47	10,078	10,125	135	9,234	9,369
Asia	—	530	530	—	678	678
Other	—	2,208	2,208	—	2,992	2,992
Total mortgages and loans	13,178	45,948	59,126	13,605	45,828	59,433
% of Total invested assets	6%	22%	28%	7%	23%	30%

(1)The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.

Mortgage Portfolio
As at June 30, 2026, we held $13.2 billion of mortgages (December 31, 2025 - $13.6 billion). Our mortgage portfolio consists entirely of commercial mortgages, as presented in the following table.

	June 30, 2026			December 31, 2025
($ millions)	Insured	Uninsured	Total	Insured	Uninsured	Total
Mortgages:
Retail	—	2,182	2,182	—	2,336	2,336
Office	—	2,235	2,235	—	2,364	2,364
Multi-family residential	2,722	1,191	3,913	2,953	1,250	4,203
Industrial	—	3,992	3,992	—	3,793	3,793
Other	399	457	856	408	501	909
Total mortgages	3,121	10,057	13,178	3,361	10,244	13,605
% of Total mortgages	24%	76%	100%	25%	75%	100%

Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, and industrial properties. As at June 30, 2026, 30% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 53% as at June 30, 2026 (December 31, 2025 - 54%). While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation ("CMHC"). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.79 times. Of the $3.1 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 89% were insured by the CMHC.

As at June 30, 2026, we held $45.9 billion of loans (December 31, 2025 - $45.8 billion). Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

As at June 30, 2026, our impaired mortgages and loans, net of allowances for losses, were $10 million (December 31, 2025 - $24 million).

3. Derivatives
The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	June 30, 2026	December 31, 2025
Net fair value asset (liability)	(845)	(531)
Total notional amount	90,141	83,571
Credit equivalent amount(1)	1,129	1,266
Risk-weighted credit equivalent amount(1)	23	27
(1)Amounts presented are net of collateral received.

The net fair value of derivatives was a liability of $845 million as at June 30, 2026 (December 31, 2025 - liability of $531 million). The decrease in net fair value was driven by a decrease in foreign exchange contracts due to the depreciation of the Canadian dollar against the U.S. dollar, partially offset by an increase in interest rate contracts primarily due to downward shifts in Canadian yields for longer maturity deals.

The total notional amount of our derivatives increased to $90.1 billion as at June 30, 2026 (December 31, 2025 - $83.6 billion). The change in notional amount is mainly attributable to an increase in foreign exchange contracts used for hedging foreign currency assets.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 27

4. Investment Properties
As at June 30, 2026, we held $9.8 billion of investment properties (December 31, 2025 - $9.4 billion). The increase in our investment property portfolio is predominantly driven by net property purchases in Canada and Asia, partially offset by declines in market value.
Investment Properties by Type and Geography

	June 30, 2026
($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography
Canada	1,691	3,464	1,039	1,663	387	8,244	84%
United States	407	921	124	38	2	1,492	15%
Asia	—	—	—	59	—	59	1%
Total	2,098	4,385	1,163	1,760	389	9,795	100%
% of Total by Type	21%	45%	12%	18%	4%	100%

	December 31, 2025
($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography
Canada	1,432	3,503	1,023	1,684	386	8,028	85%
United States	354	897	114	37	2	1,404	15%
Asia	—	—	—	—	—	—	—%
Total	1,786	4,400	1,137	1,721	388	9,432	100%
% of Total by Type	19%	47%	12%	18%	4%	100%

5. Loss Allowance and Provision for Credit Losses
The balance of the total loss allowance was $87 million(1) as at June 30, 2026 (December 31, 2025 - $93 million) and the provision for credit losses decreased by $5 million(1) for the six months ended June 30, 2026 (increased by $8 million for the six months ended June 30, 2025).

(1)For more details, see Note 6 of the Interim Consolidated Financial Statements for the period ended June 30, 2026.
28 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

I. Risk Management
We have established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: market, insurance, credit, business and strategic, operational and liquidity risks. Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our 2025 Annual MD&A.

This section includes our disclosure on market risks and should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the quarter ended June 30, 2026. When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products.

Equity Risk
Equity risk is the potential for financial loss arising from declines or volatility in public or private equity market prices. We are exposed to equity risk from a number of sources.

We generate revenue in our asset management businesses and from certain protection and wealth contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on revenue, income, the contractual service margin, and capital. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on net income, the contractual service margin, and capital.

A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund products, some participating insurance contracts, some adjustable insurance contracts, and some universal life contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors, including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income, the contractual service margin, and capital.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

Interest Rate and Spread Risk
Interest rate and spread risk includes the potential for financial loss arising from changes in the value of insurance and investment contract liabilities and financial assets due to changes or volatility in interest rates or spreads. In practice, when asset cash flows and the policy obligations they support are not matched, this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. This risk is managed in our asset-liability management program. Details of the asset-liability management program are discussed under the heading "Market Risk Management Strategies" in section K - Risk Management in the 2025 Annual MD&A.

Our primary exposure to interest rate and spread risk arises from insurance and investment contracts that contain guarantees in the form of minimum crediting rates, maximum premium rates, settlement options, guaranteed annuitization options and minimum benefits. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. Exposure to guarantees is managed within our risk appetite limits through our asset-liability management program, which may include the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, forwards, futures and swaptions. The impact of these guarantees on net income, contractual service margin, and capital are included in the disclosed market risk sensitivities.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain protection and wealth products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies.

•Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss. While we have established hedging programs in place and our protection and wealth products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of changes in interest rates or spreads.
•Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders, increased asset calls, mortgage and structured security prepayments, and net reinvestment of positive cash flows at lower yields, and therefore can adversely impact our profitability and financial position.
•Negative interest rates may additionally result in losses on our cash and short-term deposits and low or negative returns on our fixed income assets impacting our profitability.
•A sustained low interest rate environment may additionally adversely impact our net income, CSM, capital, and our ability to implement our business strategy and plans. This may be realized through lower sales, less profitable new business, changes in the pattern of redemptions on existing policies, among other impacts.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Higher interest rates or wider spreads will reduce the value of our existing assets. Conversely, lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 29

Real Estate Risk
Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions.

Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures.

We hold real estate investments that support general account liabilities and surplus, and fluctuations in value will affect our net income, CSM, and capital. A material and sustained increase in interest rates may lead to deterioration in real estate values.

Foreign Currency Risk
Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign currency hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates, including a change to currencies that are fixed in value to another currency, could adversely affect our net income, contractual service margin and capital.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of liabilities and required capital. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign currency derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our Asset Liability Management Policy. As at June 30, 2026 and December 31, 2025, the Company did not have a material foreign currency risk mismatch exposure.

Changes in exchange rates can affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates.

Inflation Risk
Inflation risk is the potential for financial loss arising from changes in inflation rates. This risk results from insurance contract liabilities that are linked to market measures of inflation such as the Consumer Price Index. The primary sources for this risk exposure are from certain group and retail annuity contracts and group long-term disability contracts. In these contracts, the annuity and disability benefit payments may be linked to an indexing formula containing an inflation price index. Benefit payments linked to inflation indices may also include various caps, floors and averaging mechanisms that vary across product designs.

Exposure to inflation risk is managed within our asset-liability management program, primarily by investing in inflation linked assets to match liability exposures.

i. Market Risk Sensitivities
We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk appetite limits.

The measurement of liabilities and assets are affected by the level of equity market performance, interest rates, credit and swap spreads and other market risk variables. The following sections set out the estimated immediate impact on, or sensitivity of, our net income(1), contractual service margin, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in market variables as at June 30, 2026 and December 31, 2025.

The estimated sensitivities in the tables below reflect the impact of market movements on insurance and investment contracts, assets backing insurance contracts, assets backing investment contracts, assets backing the surplus segment, and seed investments in our asset management subsidiaries.

Net income sensitivities to equity and real estate market movements are driven primarily by changes in the value of investments backing general account liabilities and surplus. Net income sensitivities to interest rates and spreads are driven by the net impact on liabilities and the assets backing them. Lower interest rates or a narrowing of spreads will typically result in increased liabilities for insurance contracts, offset by increased values of the assets backing general account liabilities. Higher interest rates or a widening of spreads will typically result in decreased liabilities for insurance contracts, offset by decreased values of the assets backing general account liabilities. Further detail on the impact of changes or volatility in market prices on assets and liabilities is provided under the headings "Equity Risk", "Interest Rate and Spread Risk", "Real Estate Risk", and "Foreign Currency Risk" above.

OCI sensitivities are impacted by changes in the market value of assets classified as FVOCI. The market value of FVOCI fixed income assets, which are held primarily backing surplus, investment contracts and CSM liabilities, increases with lower interest rates or a narrowing of spreads, and decreases with higher interest rates or widening of spreads.

(1)Net income in section I - Risk Management in this document refers to common shareholders' net income.
30 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

As these market risk sensitivities reflect an instantaneous impact on net income, CSM, OCI and SLF Inc.'s LICAT ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

1. Private and Public Equity Market Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income, CSM, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in public or private equity market prices as at June 30, 2026 and December 31, 2025. The sensitivities shown outline the impact of the same percentage increase or decrease applied to each of private equity and public equity.

($ millions, unless otherwise noted)			As at June 30, 2026
Change in Private and Public Equity Markets(1)(2)(3)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income (after-tax)
–Private equity	(400)	(150)	150	400
–Public equity	(250)	(100)	100	275
Potential impact on CSM (pre-tax)	(1,000)	(375)	375	925
Potential impact on OCI(4)	—	—	—	—
Potential impact on LICAT ratio(5)	1.5% point decrease	0.5% point decrease	0.5% point increase	1.0% point increase

($ millions, unless otherwise noted)			As at December 31, 2025
Change in Private and Public Equity Markets(1)(2)(3)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income (after-tax)
–Private equity	(325)	(125)	125	325
–Public equity	(225)	(100)	100	250
Potential impact on CSM (pre-tax)	(900)	(350)	325	825
Potential impact on OCI(4)	—	—	—	—
Potential impact on LICAT ratio(5)	1.0% point decrease	0.5% point decrease	0.5% point increase	0.5% point increase

(1)Represents the respective change across all equity exposures as at June 30, 2026 and December 31, 2025. Due to the impact of active management, basis risk, and other factors, realized sensitivities may differ meaningfully from expectations. Sensitivities include the impact of re-balancing equity hedges for hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(2)The market risk sensitivities include the estimated impact of our hedging programs in effect as at June 30, 2026 and December 31, 2025, and include new business added and product changes implemented prior to such dates.
(3)Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

(4) The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.
(5)The LICAT sensitivities illustrate the impact on SLF Inc. as at June 30, 2026 and December 31, 2025. LICAT ratios are rounded in increments of 0.5%.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 31

2. Interest Rate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income, CSM, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in interest rates as at June 30, 2026 and December 31, 2025.

($ millions, unless otherwise noted)	As at June 30, 2026		As at December 31, 2025
Change in Interest Rates(1)(2)(3)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income (after-tax)	25	(50)	—	(25)
Potential impact on CSM (pre-tax)	200	(200)	175	(200)
Potential impact on OCI(4)	225	(200)	200	(200)
Potential impact on LICAT ratio(5)	3.0% point increase	2.5% point decrease	3.0% point increase	3.0% point decrease

(1)Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2026 and December 31, 2025 with no change to the ultimate risk-free rate. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).
(2)The market risk sensitivities include the estimated impact of our hedging programs in effect as at June 30, 2026 and December 31, 2025, and include new business added and product changes implemented prior to such dates.
(3)Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.
(4)The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.

(5)The LICAT sensitivities illustrate the impact on SLF Inc. as at June 30, 2026 and December 31, 2025. The sensitivities reflect the worst scenario as at June 30, 2026 and assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

The above sensitivities were determined using a 50 basis point change in interest rates and 10% and 25% changes in our equity markets because we believe that these market shocks were reasonably possible as at June 30, 2026. Significant changes in market variables may result in non-proportional impacts on our sensitivities.

3. Credit Spread and Swap Spread Sensitivities
The following tables set out the estimated immediate impact on, or sensitivity of, our net income, CSM, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in credit spreads and our net income, CSM, and OCI to certain changes in swap spreads as at June 30, 2026 and December 31, 2025.

($ millions, unless otherwise noted)	As at June 30, 2026		As at December 31, 2025
Change in Credit Spreads(1)(2)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income (after-tax)	150	(50)	125	(25)
Potential impact on CSM (pre-tax)	100	(125)	100	(125)
Potential impact on OCI(3)	200	(200)	200	(175)
Potential impact on LICAT ratio(4)	2.5% point increase	2.0% point decrease	2.5% point increase	2.5% point decrease

(1)The credit spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure with no change to the ultimate liquidity premium. The sensitivities reflect a floor of zero on credit spreads where the spreads are not currently negative. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above.
(2)Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.
(3)The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.

(4)The LICAT sensitivities illustrate the impact on SLF Inc. as at June 30, 2026 and December 31, 2025. The sensitivities reflect the worst scenario as at June 30, 2026 and assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

($ millions, unless otherwise noted)	As at June 30, 2026		As at December 31, 2025
Change in Swap Spreads(1)(2)	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase
Potential impact on net income (after-tax)	—	—	—	—
Potential impact on CSM (pre-tax)	—	—	—	—
Potential impact on OCI	—	—	—	—

(1)The swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above.
(2)Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

32 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

4. Real Estate Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income, OCI and CSM to certain instantaneous changes in the value of our real estate investments as at June 30, 2026 and December 31, 2025.

($ millions, unless otherwise noted)	As at June 30, 2026		As at December 31, 2025
Change in Real Estate Values (1)	10% decrease	10% increase	10% decrease	10% increase
Potential impact on net income (after-tax)	(475)	475	(475)	475
Potential impact on CSM (pre-tax)	(100)	100	(100)	100
Potential impact on OCI	—	—	—	—
(1)Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

LICAT Interest Rate Scenario Switch
The LICAT interest rate risk is assessed under four different interest rate scenarios, and the scenario leading to the highest capital requirement is chosen as the worst scenario for each geographic region as defined by the LICAT guideline. Changes and interaction between the level and term movements in interest rates and spreads can shift the interest rate scenario applied in the LICAT calculation causing a discontinuity where capital requirements change materially. In 2020, OSFI updated the LICAT guideline for interest rate risk requirements for participating businesses to be smoothed over six quarters. As a result, the actual impact to the LICAT ratio from participating businesses in any quarter will reflect the scenarios from current quarter as well as the prior five quarters, with any switching between scenarios having the effect of offsetting the previous impacts over time. It should be noted that switching of the scenario can also change the direction of our sensitivities.

For SLF Inc., assuming no further scenario switches, no additional LICAT ratio impact is expected over the next five quarters on a rounded basis.

For Sun Life Assurance, assuming no further scenario switches, there is an additional one percentage point increase to the LICAT ratio impact expected over the next five quarters on a rounded basis.

5. Additional Cautionary Language and Key Assumptions Related to Sensitivities
Our market risk sensitivities are measures of our estimated change in net income, OCI, CSM and LICAT ratio for changes in market risk variables described above, based on market risk variables and business in force as at the reporting date. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets.

We have provided measures of our net income sensitivity to instantaneous changes in equity markets, interest rates, credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in equity price levels, interest rates and credit spreads. The LICAT ratio and CSM sensitivities are non-IFRS financial measures, and for additional information, see section N - Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is applicable to all net income, CSM, OCI and LICAT ratio sensitivities.

Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger movements in risk variables. Our sensitivities as at December 31, 2025 have been included for comparative purposes only.

Sensitivities to interest rates and spreads assume a parallel shift in assumed interest rates across the entire yield curve or a parallel shift in the indicated spreads across the entire term structure, with no change to the ultimate risk-free rate or ultimate liquidity premium. Realized sensitivities may be significantly different from those illustrated based on factors such as different terms to maturity, geographies, asset classes and derivative types, and ratings.

The sensitivities reflect the composition of our assets and liabilities as at June 30, 2026 and December 31, 2025, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs in place as at the respective calculation dates. The actual impact of hedging activity can differ materially from that assumed in the estimated sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at June 30, 2026 and December 31, 2025, as applicable. Changes in the regulatory environment, assumptions or methods used to measure assets and liabilities after those dates could result in material changes to the estimated sensitivities. Changes in market risk variables in excess of the changes illustrated may result in other than proportionate impacts.

The sensitivities reflect the CSM as at June 30, 2026 and December 31, 2025. For insurance contracts measured using the VFA, where the change in the effect of the time value of money and financial risk not arising from the underlying items adjusts the CSM, changes in the CSM balance will affect the sensitivity of income to changes in market risk variables.

Our LICAT sensitivities may be non-linear and can change due to the interrelationship between market rates and spreads, actuarial assumptions and our LICAT calculations.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 33

For the reasons outlined above, our sensitivities should only be viewed as indicative estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future income, OCI, CSM or capital. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.

Information related to market risk sensitivities should be read in conjunction with the information contained in section N - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates in the 2025 Annual MD&A. Additional information on market risk can be found in Note 6 of the 2025 Annual Consolidated Financial Statements and the Risk Factors section in the 2025 AIF.

J. Additional Financial Disclosure
1. Revenue

	Quarterly results			Year-to-date
($ millions)	Q2'26	Q1'26	Q2'25	2026	2025
Insurance revenue
Annuities	661	653	633	1,314	1,252
Life insurance	1,543	1,501	1,447	3,044	2,867
Health insurance	4,035	3,989	3,877	8,024	7,856
Total insurance revenue	6,239	6,143	5,957	12,382	11,975
Net Investment income (loss)	5,517	333	1,107	5,850	4,200
Fee income	2,220	2,319	2,135	4,539	4,375
Total revenue	13,976	8,795	9,199	22,771	20,550

Total revenue increased $4.8 billion compared to the prior year, primarily driven by higher net investment income from fair value changes of invested assets and higher insurance revenue. Foreign exchange translation led to a $25 million decrease in revenue. By business group, total revenue reflected higher net investment income from fair value changes of invested assets in Canada, Sun Life Asset Management, Asia and the U.S., and higher insurance revenue in the U.S., Canada and Asia.

Total revenue increased $2.2 billion in the first six months of 2026 compared to the same period in 2025, primarily driven by higher net investment income from fair value changes of invested assets and higher insurance revenue. Foreign exchange translation led to a $277 million decrease in revenue. By business group, revenue reflected higher net investment income from fair value changes of invested assets primarily in Canada and Sun Life Asset Management, partially offset by lower net investment income from fair value changes of invested assets in the U.S. Higher insurance revenue was primarily driven by Canada and Asia.

2. Changes in the Statements of Financial Position and in Shareholders' Equity
Total general fund assets were $243.1 billion as at June 30, 2026 (December 31, 2025 - $231.9 billion), primarily driven by business growth and favourable impacts from foreign exchange translation.

The net liabilities balance for insurance contracts issued(1) was $166.0 billion as at June 30, 2026 (December 31, 2025 - $155.6 billion), primarily driven by cash flows, insurance finance income and expenses, and foreign currency translation, partially offset by insurance service result.

Total shareholders' equity, including preferred shares and other equity instruments, is $25.8 billion as at June 30, 2026 (December 31, 2025 - $24.5 billion). The change in total shareholders' equity included:

(i)total shareholders' net income of $1,515 million, before preferred share dividends of $42 million;
(ii)favourable impacts from foreign exchange translation of $595 million included in OCI; and
(iii)an increase of $437 million from the net impact of initial subscription to the SLC Management Equity Plan during Q1'26(2); partially offset by
(iv)common share dividend payments of $1,042 million;
(v)a decrease of $118 million from the impact of the acquisition of the remaining equity interests in SLC Management affiliates(2);
(vi)net unrealized losses on FVOCI assets of $89 million; and
(vii)a decrease of $83 million from the repurchase and cancellation of common shares.

As at July 24, 2026, SLF Inc. had 556,864,804 common shares, 2,666,066 options to acquire SLF Inc. common shares, and 52,200,000 Class A Shares outstanding.

(1)For more details about the changes in the net insurance contract liabilities, see Note 8 of the Interim Consolidated Financial Statements for the period ended June 30, 2026.
(2)For more details, see the "Other Transactions" heading in Section F - Financial Strength in this document.
34 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

3. Cash Flows

	Quarterly results			Year-to-date
($ millions)	Q2'26	Q1'26	Q2'25	2026	2025
Net cash and cash equivalents, beginning of period	8,710	9,599	7,869	9,599	9,954
Cash flows provided by (used in):
Operating activities	116	2,175	800	2,291	418
Investing activities	(69)	(90)	(53)	(159)	(133)
Financing activities	18	(3,012)	(864)	(2,994)	(2,506)
Changes due to fluctuations in exchange rates	96	38	(250)	134	(231)
Increase (decrease) in cash and cash equivalents	161	(889)	(367)	(728)	(2,452)
Net cash and cash equivalents, end of period	8,871	8,710	7,502	8,871	7,502
Short-term securities, end of period	5,893	4,393	3,600	5,893	3,600
Net cash, cash equivalents and short-term securities, end of period	14,764	13,103	11,102	14,764	11,102

Our operating activities generate cash flows which include net premiums, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

Q2'26 cash flows provided by financing activities compared to prior year cash flows used in financing activities primarily driven by the issuance of $750 million principal amount of Series 2026-1 Subordinated Unsecured 4.21% Fixed/Floating Debentures due 2038.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 35

4. Quarterly Financial Results
The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our Interim and Annual MD&A for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q2'26	Q1'26	Q4'25	Q3'25	Q2'25	Q1'25	Q4'24	Q3'24
Total revenue	13,976	8,795	8,929	12,421	9,199	11,351	7,509	15,333
Common shareholders' net income (loss)
Underlying net income(1)	1,123	1,050	1,094	1,047	1,015	1,045	965	1,016
Add: Market-related impacts	(22)	(220)	(179)	(14)	(166)	(22)	(179)	29
Assumption changes and management actions	(6)	4	(31)	(13)	3	(4)	11	36
Other adjustments	(87)	(369)	(162)	86	(136)	(91)	(560)	267
Reported net income - Common shareholder	1,008	465	722	1,106	716	928	237	1,348
Diluted EPS ($)
Underlying(1)	2.02	1.89	1.96	1.86	1.79	1.82	1.68	1.76
Reported	1.81	0.84	1.29	1.97	1.26	1.62	0.41	2.33
Basic reported EPS ($)
Reported	1.82	0.84	1.30	1.97	1.27	1.62	0.41	2.33
Underlying net income (loss) by business group(1)
Sun Life Asset Management	364	363	424	387	347	390	403	381
Canada	427	370	376	397	347	346	335	350
U.S.	227	218	210	147	195	218	161	219
Asia	222	216	191	211	188	185	158	153
Corporate	(117)	(117)	(107)	(95)	(62)	(94)	(92)	(87)
Total underlying net income (loss)(1)	1,123	1,050	1,094	1,047	1,015	1,045	965	1,016
Add: Market-related impacts (pre-tax)	(42)	(247)	(210)	(26)	(187)	(28)	(221)	(12)
Assumption changes and management actions (pre-tax)	(7)	5	(35)	(18)	4	(5)	13	63
Other adjustments (pre-tax)	(105)	(549)	(149)	67	(181)	(113)	(378)	246
Tax expense (benefit) on above items	39	206	22	36	65	29	(142)	35
Reported net income (loss) by business group - Common shareholders
Sun Life Asset Management	337	174	341	363	297	369	326	642
Canada	443	87	297	378	302	317	266	395
U.S.	170	151	133	98	103	186	(7)	339
Asia	202	183	115	359	80	154	(7)	16
Corporate	(144)	(130)	(164)	(92)	(66)	(98)	(341)	(44)
Total reported net income (loss) - Common shareholders	1,008	465	722	1,106	716	928	237	1,348

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.

First Quarter 2026
Underlying net income of $1,050 million increased $5 million, driven by:

•Strong performance in Asia reflecting business growth in Hong Kong, and Canada from higher fee income driven by higher AUM; mostly offset by
•Lower results in Sun Life Asset Management reflecting lower catch-up fees and net seed investment income at SLC Management, higher financing costs in Corporate supporting the acquisition of our remaining interests in SLC Management affiliates, and the unfavourable impacts from foreign exchange translation.

Reported net income of $465 million decreased $463 million or 50%, driven by market-related impacts primarily reflecting unfavourable interest rate impacts, a $165 million charge from the acquisition of remaining interests in SLC Management affiliates, and a $145 million charge reflecting the proposed settlement of a legal matter in Canada.

36 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

Effective January 1, 2026, we updated our underlying net income reporting view to remove business types and report on underlying net income by business group and business units, where applicable. The following commentary provides a summary of our results for the seven previously completed quarters reporting underlying net income by business type, as published in the respective period MD&A. For more details on Sun Life’s business types, see Section A – How We Report Our Results in the 2025 Annual MD&A.

Fourth Quarter 2025
Underlying net income of $1,094 million increased $129 million or 13% from prior year, driven by:

•Asset management & wealth up $48 million: Improved credit experience and fee income in Canada wealth, higher fee income, net of expenses, in MFS, and higher fee-related earnings, offset by lower net seed investment income, in SLC Management.
•Group - Health & Protection up $42 million: Improved U.S. medical stop-loss morbidity experience and business growth in Canada, partially offset by higher distribution costs in U.S. Group Benefits.
•Individual - Protection up $52 million: Business growth, favourable mortality experience and higher investment earnings in Asia, and favourable mortality experience in the U.S., partially offset by lower contributions from joint ventures in Asia.
•Corporate expenses & other $(13) million increase in net loss reflecting higher financing costs supporting the acquisition of our remaining interests in SLC Management affiliates.

Reported net income of $722 million increased $485 million or 205% from prior year, driven by changes in tax-exempt investment income primarily in Corporate reflecting higher losses in the prior year, the increase in underlying net income; and the prior year impacts from an impairment charge of $186 million on an intangible asset related to bancassurance in Vietnam and a provision in U.S. Dental; partially offset by unfavourable ACMA impacts. Market-related impacts were in line with the prior year as favourable equity market impacts and improved real estate experience were offset by unfavourable other market-related and interest rate impacts.

Third Quarter 2025
Underlying net income of $1,047 million increased $31 million or 3%, driven by:

•Asset management & wealth up $26 million: Improved credit experience and higher fee income from higher AUM in Canada, and higher net seed investment income in SLC Management.
•Group - Health & Protection down $61 million: Unfavourable insurance experience across Group Benefits and Dental in the U.S., partially offset by business growth and favourable insurance experience in Canada.
•Individual - Protection up $72 million: Business growth and favourable mortality experience in Asia, higher contributions from our India joint venture, and higher investment earnings in Canada.
•Corporate expenses & other $(6) million increase in net loss reflecting timing of strategic investment spend.

Reported net income of $1,106 million decreased $242 million or 18% from prior year, driven by the prior year decrease in SLC Management's estimated acquisition-related liabilities, unfavourable ACMA impacts and market-related impacts reflecting unfavourable other market-related impacts, primarily from Asia, and real estate experience, partially offset by favourable interest rate impacts, partially offset by a gain from increased ownership interest in Bowtie and the increase in underlying net income.

Second Quarter 2025
Underlying net income of $1,015 million increased $15 million or 2%, driven by:

•Asset management & wealth was in line with the prior year as higher fee-related earnings in SLC Management reflecting strong capital raising, and higher fee income in Asia from higher AUM, was offset by lower fee income in MFS from lower ANA, and lower investment contributions from lower yields.
•Group - Health & Protection up $21 million: Improved U.S. Dental results primarily reflecting Medicaid repricing, higher fee income and management actions, and favourable mortality experience in Canada.
•Individual - Protection down $33 million: Higher expenses in Asia primarily reflecting continued investments in the business, and unfavourable mortality experience in Canada and the U.S., partially offset by business growth in Asia.
•Corporate expenses & other $27 million decrease in net loss primarily driven by timing of strategic investment spend, and lower incentive compensation.
Reported net income of $716 million increased $70 million or 11% from prior year, driven by a prior year restructuring charge of $108 million in Corporate and the increase in underlying net income partially offset by an impairment charge of $61 million on a customer relationship intangible asset from the early termination of a U.S. group dental contract and unfavourable other market-related impacts driven across Asia and Canada, partially offset by favourable interest rate impacts primarily from non-parallel curve changes in Canada, and improved real estate experience.

First Quarter 2025
Underlying net income of $1,045 million increased $170 million or 19% from prior year, driven by:

•Asset management & wealth up $79 million: Higher fee-related earnings from catch-up fees and strong performance of net seed investment income in SLC Management, and higher fee income in Canada and Asia.
•Group - Health & Protection up $50 million: Business growth and favourable protection experience in Canada primarily from morbidity and mortality experience, and higher U.S. Dental results, partially offset by moderately unfavourable morbidity experience in U.S. medical stop-loss.
•Individual - Protection up $55 million: Business growth and higher contributions from joint ventures in Asia, and improved protection experience in Canada largely from mortality experience.
•Corporate expenses & other $(14) million increase in net loss primarily reflecting lower investment income from surplus assets.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 37

Reported net income of $928 million increased $110 million or 13% from prior year, driven by the increase in underlying net income, market-related impacts primarily reflecting improved real estate experience and favourable interest rate impacts partially offset by unfavourable equity market impacts, and fair value changes in MFS shares owned by management, partially offset by prior year gains on partial sale of ABSLAMC and the early termination of a distribution agreement in Asset Management.

Fourth Quarter 2024
Underlying net income of $965 million decreased $18 million or 2%, driven by:

•Asset management & wealth up $47 million: Higher fee income in Asset Management, Canada, and Asia, partially offset by lower net investment results in Canada.
•Group - Health & Protection down $99 million: Unfavourable morbidity experience in U.S. medical stop-loss and less favourable morbidity experience in Canada, partially offset by business growth in Canada.
•Individual - Protection up $55 million: Improved protection experience in Asia and Canada and higher contributions from joint ventures in Asia.
•Corporate expenses & other $(21) million increase in net loss primarily reflecting higher expenses largely from continued investments in our Asia businesses and incentive compensation in Asia.

Reported net income of $237 million decreased $512 million or 68%, driven by lower tax-exempt investment income of $234 million in Corporate, an impairment charge of $186 million on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors, and a non-recurring provision in U.S. Dental, partially offset by market-related impacts primarily reflecting improved real estate experience.

Third Quarter 2024
Underlying net income of $1,016 million increased $86 million or 9%, driven by:

•Asset management & wealth up $17 million: Higher fee income in Asset Management, Asia, and Canada, partially offset by unfavourable credit experience in Canada.
•Group - Health & Protection up $60 million: Strong business growth in U.S. Group Benefits and Canada, higher fee-based income in Canada, and improved group life mortality experience in the U.S., partially offset by lower U.S. Dental results.
•Individual - Protection up $9 million: Business growth in Asia and Canada partially offset by unfavourable mortality experience in Asia.
•Corporate expenses & other were in line with prior year.

Reported net income of $1,348 million increased $477 million or 55%, driven by a decrease in SLC Management's estimated acquisition-related liabilities and the increase in underlying net income. Favourable equity market impacts and improved real estate experience were offset by interest rate impacts.

K. Legal and Regulatory Proceedings
Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, our annual MD&A and the AIF, in each case for the year ended December 31, 2025, and in our Interim Consolidated Financial Statements for the period ended June 30, 2026.

L. Changes in Accounting Policies

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, clarifying derecognition timing for financial liabilities and allowing early derecognition via electronic payments when certain conditions are met. We have adopted this early derecognition policy. The amendments also clarify how to assess contractual cash flow features linked to ESG or similar contingent factors, and introduce new disclosure requirements for such instruments. These changes, effective January 1, 2026, are applied retrospectively without restating prior periods and did not have a material impact on our Consolidated Financial Statements.

In June 2026, the IASB issued targeted amendments to IAS 28 Investments in Associates and Joint Ventures. The amendments clarify the use and election of the fair value option for investments in associates or joint ventures. These amendments are effective, retrospectively, at the application of IFRS 18 Presentation and Disclosure in Financial Statements (annual periods beginning on or after January 1, 2027). We are currently assessing the impact these amendments will have on our Consolidated Financial Statements.

M. Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.
There were no changes to the Company's internal control over financial reporting during the three months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

38 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

N. Non-IFRS Financial Measures
1. Common Shareholders' View of Reported Net Income
The following table provides the reconciliation of the Drivers of Earnings ("DOE") analysis to the Statement of Operations total net income. The DOE analysis provides additional detail on the sources of earnings, primarily for protection and health businesses, and explains the actual results compared to the longer term expectations. The underlying DOE and reported DOE are both presented on a common shareholders' basis by removing the allocations to participating policyholders.

($ millions)	Q2'26
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	913	2	915	87	(3)	999
Net investment result	493	(51)	442	2	194	638
Assumption changes and management actions(3)		(7)	(7)	—	7
Fee income:
Asset management	436	(28)	408		(408)
Other fee income	112	—	112	(6)	2,114	2,220
Fee income						2,220
Other expenses	(510)	(73)	(583)	—	(1,916)	(2,499)
Income before taxes	1,444	(157)	1,287	83	(12)	1,358
Income tax (expense) benefit	(292)	39	(253)	(31)	—	(284)
Total net income	1,152	(118)	1,034	52	(12)	1,074
Allocated to Participating, NCI and SLC MEP expenses(4)	(7)	3	(4)	(52)	12	(44)
Dividends and Distributions(5)	(22)		(22)	—	—	(22)
Underlying net income(1)	1,123
Reported net income - Common shareholders		(115)	1,008	—	—	1,008

($ millions)	Q1'26
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	816	(70)	746	96	5	847
Net investment result	485	(287)	198	3	97	298
Assumption changes and management actions(3)		5	5	—	(5)
Fee income:
Asset management(6)	431	(296)	135		(135)
Other fee income	104	—	104	(6)	2,221	2,319
Fee income						2,319
Other expenses	(492)	(146)	(638)	—	(2,194)	(2,832)
Income before taxes (6)	1,344	(794)	550	93	(11)	632
Income tax (expense) benefit	(266)	206	(60)	(42)	(1)	(103)
Total net income	1,078	(588)	490	51	(12)	529
Allocated to Participating, NCI and SLC MEP expenses(4)(6)	(8)	3	(5)	(51)	12	(44)
Dividends and Distributions(5)(6)	(20)		(20)	—	—	(20)
Underlying net income(1)	1,050
Reported net income - Common shareholders		(585)	465	—	—	465

(1)For a breakdown of non-underlying adjustments made to arrive at underlying net income as well as the underlying DOE analysis, see the heading "Underlying Net Income and Underlying EPS" below.
(2)Removes the components attributable to the participating policyholders.
(3)Certain amounts within the Drivers of Earnings are presented on a net basis to reflect how the business is managed, compared to on a gross basis in the Consolidated Financial Statements. For more details, see "Drivers of Earnings" in section 3 - Additional Non-IFRS Financial Measures below. Further, in this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the Interim Consolidated Financial Statements for the period ended June 30, 2026 (Note 10.B.v of the 2025 Annual Consolidated Financial Statements) shows the pre-tax net income impacts of method and assumption changes, and CSM Impacts include amounts attributable to participating policyholders.
(4)Allocated to equity in the participating account, and attributable to NCI and SLC Management - Management Equity Plan ("SLC MEP") expenses.
(5)Dividends on preferred shares and distributions on other equity instruments.
(6)Effective Q1'26, prior period amounts have been updated, reflecting a reporting refinement for SLC MEP expenses in the DOE.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 39

($ millions)	Q2'25
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	760	—	760	75	(10)	825
Net investment result	446	(163)	283	(1)	92	374
Assumption changes and management actions(3)		4	4	—	(4)
Fee income:
Asset management	416	(71)	345		(345)
Other fee income	102	—	102	(5)	2,038	2,135
Fee income						2,135
Other expenses	(440)	(145)	(585)	—	(1,773)	(2,358)
Income before taxes	1,284	(375)	909	69	(2)	976
Income tax (expense) benefit	(237)	65	(172)	(26)	—	(198)
Total net income	1,047	(310)	737	43	(2)	778
Allocated to Participating and NCI(4)	(13)	11	(2)	(43)	2	(43)
Dividends and Distributions(5)	(19)		(19)	—	—	(19)
Underlying net income(1)	1,015
Reported net income - Common shareholders		(299)	716	—	—	716
See the footnotes on the previous page.

	Year-to-date
($ millions)	2026
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	1,729	(68)	1,661	183	2	1,846
Net investment result	978	(338)	640	5	291	936
Assumption changes and management actions(3)		(2)	(2)	—	2
Fee Income:
Asset Management(6)	867	(324)	543		(543)
Other fee income	216	—	216	(12)	4,335	4,539
Fee income						4,539
Other expenses	(1,002)	(219)	(1,221)	—	(4,110)	(5,331)
Income before taxes(6)	2,788	(951)	1,837	176	(23)	1,990
Income tax (expense) benefit	(558)	245	(313)	(73)	(1)	(387)
Total net income	2,230	(706)	1,524	103	(24)	1,603
Allocated to Participating, NCI and SLC MEP expenses(4)(6)	(15)	6	(9)	(103)	24	(88)
Dividends and Distributions(5)(6)	(42)		(42)	—	—	(42)
Underlying net income(1)	2,173
Reported net income - Common shareholders		(700)	1,473	—	—	1,473
See the footnotes on the previous page.

40 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

	Year-to-date
($ millions)	2025
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	1,597	—	1,597	147	(9)	1,735
Net investment result	868	(185)	683	8	167	858
Assumption changes and management actions(3)		(1)	(1)	—	1
Fee income:
Asset Management	899	(109)	790		(790)
Other fee income	182	—	182	(10)	4,203	4,375
Fee income						4,375
Other expenses	(934)	(233)	(1,167)	—	(3,576)	(4,743)
Income before taxes	2,612	(528)	2,084	145	(4)	2,225
Income tax (expense) benefit	(485)	94	(391)	(49)	—	(440)
Total net income	2,127	(434)	1,693	96	(4)	1,785
Allocated to Participating and NCI(4)	(28)	18	(10)	(96)	4	(102)
Dividends and Distributions(5)	(39)		(39)	—	—	(39)
Underlying net income(1)	2,060
Reported net income - Common shareholders		(416)	1,644	—	—	1,644
See the footnotes on the previous page.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 41

2. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:
•Market-related impacts reflecting the after-tax difference in actual versus expected market movements, including:

i)Net interest impact from risk-free rate, credit spread, swap spread movements, and other impacts, reflecting accounting mismatches between assets and liabilities:
a.Differences arising from fair value changes(1) of fixed income assets (including derivatives) measured at FVTPL supporting insurance contracts, compared to fair value changes of the liabilities(2);
b.Fair value changes of fixed income assets (including derivatives) measured at FVTPL supporting our investment contract liability and surplus portfolios(3); and
c.Tax-exempt investment(4) income above or below expected long-term tax savings relating to our Canadian multi-national insurance operations.
ii)Non-fixed income investments where the weighted average expected return is approximately 2% per quarter, including:
a.Equity investments (including derivatives) supporting insurance contracts and surplus portfolios; and
b.Investment properties supporting insurance contracts and surplus portfolios.
•ACMA – captures the impact of method and assumption changes, and management actions on insurance and reinsurance contracts.
•Other adjustments:

i)MFS shares owned by management – this adjustment removes the change in fair value and other activity related to MFS common shares owned by management.
ii)Acquisition, integration, and restructuring – expense and income related to acquisition or disposal of a business, including restructuring activities, and integration-related management equity plan expenses in SLC Management(5).
iii)Intangible asset amortization – removes the amortization expense associated with finite life intangible assets arising from acquisitions or business combinations excluding amortization of software and distribution agreements.
iv)Other – represents items that are unusual or exceptional in nature which management believes are not representative of the long-term performance of the Company.

Underlying EPS (diluted). This measure is used in comparing the profitability across multiple periods and is calculated by dividing underlying net income by weighted average common shares outstanding for diluted EPS, excluding the dilutive impact of convertible instruments. For additional information about the underlying net income, see above. For additional information about the composition of the EPS, please refer to Note 14 of our Interim Consolidated Financial Statements for the period ended June 30, 2026. For additional information about the SLEECS, please refer to Note 12 of our 2025 Annual Consolidated Financial Statements.

(1)For fixed income assets, Underlying Net Income includes credit experience from rating changes on assets measured at FVTPL, and the ECL impact for assets measured at FVOCI.
(2)Underlying net income is based on observable discount curves and exchange rates at the beginning of the period.
(3)Underlying net income for earnings on surplus includes realized gains (losses) on fixed income assets classified as FVOCI.
(4)Q4'25 balances are isolated in Other within Other adjustments.
(5)Effective Q1’26, we refined the description of acquisition, integration, and restructuring to reflect the SLC Management Equity Plan.
42 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results			Year-to-date
($ millions, after-tax)	Q2'26	Q1'26	Q2'25	2026	2025
Underlying net income	1,123	1,050	1,015	2,173	2,060
Market-related impacts
Equity market impacts	76	(53)	—	23	(48)
Interest rate impacts(1)	(59)	(120)	(94)	(179)	(37)
Impacts of changes in the fair value of investment properties (real estate experience)	(39)	(47)	(72)	(86)	(103)
Add: Market-related impacts	(22)	(220)	(166)	(242)	(188)
Add: Assumption changes and management actions	(6)	4	3	(2)	(1)
Other adjustments
MFS shares owned by management(2)	(25)	2	(1)	(23)	4
Acquisition, integration and restructuring(3)(4)(5)(6)	(18)	(183)	(38)	(201)	(92)
Intangible asset amortization(7)	(44)	(43)	(97)	(87)	(136)
Other(8)	—	(145)	—	(145)	(3)
Add: Total of other adjustments	(87)	(369)	(136)	(456)	(227)
Reported net income - Common shareholders	1,008	465	716	1,473	1,644
Underlying EPS (diluted) ($)	2.02	1.89	1.79	3.90	3.62
Add: Market-related impacts ($)	(0.04)	(0.40)	(0.30)	(0.44)	(0.34)
Assumption changes and management actions ($)	(0.01)	0.01	0.01	—	—
MFS shares owned by management ($)	(0.05)	—	—	(0.05)	0.01
Acquisition, integration and restructuring ($)	(0.03)	(0.33)	(0.07)	(0.36)	(0.16)
Intangible asset amortization ($)	(0.08)	(0.08)	(0.17)	(0.16)	(0.24)
Other ($)	—	(0.26)	—	(0.26)	(0.01)
Impact of convertible securities on diluted EPS ($)	—	0.01	—	0.01	0.01
Reported EPS (diluted) ($)	1.81	0.84	1.26	2.64	2.89

(1)Our results are sensitive to long-term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(2)Q2'26 includes $16 million in share-based compensation expenses at MFS from accelerated vesting terms for retirement eligible plan members.
(3)Amounts relate to acquisition costs for our SLC Management affiliates, which include the unwinding of the discount for Other financial liabilities of $1 million in Q2'26 and $1 million for the first six months of 2026 (Q1'26 - $nil, Q2'25 - $15 million; the first six months of 2025 - $29 million). The unwinding relates to Advisors Asset Management, Inc. for 2026 reporting periods and to BentallGreenOak, Crescent Capital Group LP, and Advisors Asset Management, Inc. for 2025 reporting periods.
(4)Q1'26 includes a $165 million charge from the acquisition of remaining equity interests in SLC Management affiliates. For more details, see the "Other Transactions" heading in Section F - Financial Strength in this document.
(5)Q2'26 includes a $20 million gain from the reorganization and related change of investment advisor for certain MFS closed-end funds (“sale of MFS’ closed-end funds”).
(6)Includes acquisition, integration and restructuring costs associated with DentaQuest, acquired on June 1, 2022.
(7)Includes an impairment charge of $61 million on a customer relationship intangible asset from the early termination of a U.S. group dental contract in Q2'25.
(8)Q1'26 includes a $145 million charge reflecting the proposed settlement of a legal matter in Canada. For more details, see the "Other Transactions" heading in Section F - Financial Strength in this document.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 43

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results			Year-to-date
($ millions)	Q2'26	Q1'26	Q2'25	2026	2025
Underlying net income (after-tax)	1,123	1,050	1,015	2,173	2,060
Underlying net income adjustments (pre-tax):
Add: Market-related impacts	(42)	(247)	(187)	(289)	(215)
Assumption changes and management actions(1)	(7)	5	4	(2)	(1)
Other adjustments	(105)	(549)	(181)	(654)	(294)
Total underlying net income adjustments (pre-tax)	(154)	(791)	(364)	(945)	(510)
Add: Taxes related to underlying net income adjustments	39	206	65	245	94
Reported net income - Common shareholders (after-tax)	1,008	465	716	1,473	1,644

(1)In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the Interim Consolidated Financial Statements for the period ended June 30, 2026 (Note 10.B.v of the 2025 Annual Consolidated Financial Statements) shows the pre-tax net income impacts of method and assumption changes, and CSM Impacts include amounts attributable to participating policyholders.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

3. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures:

After-tax profit margin for U.S. Group Benefits. This ratio expresses U.S. Group Benefits underlying net income as a percentage of net premiums. It assists in explaining our results from period to period and measures profitability. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Assets under administration. AUA represents Client assets for which Sun Life provides administrative services. In Canada, AUA includes mutual fund dealers' assets in Individual Wealth and administrative services assets in Group Wealth. In Asia, AUA includes administrative services assets in China and Hong Kong. In SLC Management, AUA includes assets distributed mostly by SLC Management's affiliate, Advisors Asset Management Inc. There is no directly comparable measure under IFRS.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party and other AUM and Consolidation adjustments. "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM.

AUM not yet earning fees. This measure represents the committed uninvested capital portion of total AUM not currently earning management fees. The amount depends on the specific terms and conditions of each fund. There is no directly comparable IFRS measure.

Capital raising. This measure consists of increases in SLC Management's commitments from fund raising activities for all real estate, infrastructure and alternative credit Clients excluding leverage. Investment-grade fixed income capital raising consists of sales made to new Clients. There is no directly comparable IFRS measure.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions and short-term loans that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at June 30, 2026	As at December 31, 2025
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	1,951	1,859
Debt securities(1)	341	537
Equity securities(2)	—	—
Sub-total	2,292	2,396
Less: Loans related to acquisitions and short-term loans(3) (held at SLF Inc. and its wholly owned holding companies)	—	—
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	2,292	2,396
(1)Includes publicly traded bonds.
(2)Includes exchange traded fund ("ETF") Investments.
(3)Includes drawdowns from credit facilities to manage timing of cash flows.

Constant currency. We remove the impacts of foreign exchange translation from certain IFRS and non-IFRS measures to assist in comparing our results from period to period. The impacts of foreign exchange translation is approximated by using the foreign exchange rates in effect during the comparative period, using the average or period end foreign exchange rates, as appropriate.

44 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

CSM Movement Analysis includes certain non-IFRS financial measures, detailed below, and also presents certain measures on a net basis to reflect how the business is managed, compared to a gross basis in the Consolidated Financial Statements. Examples include i) The impacts of insurance contracts issued is presented net of reinsurance; ii) Impact of new business is presented net of acquisition expense gain/loss; and iii) Certain methodology changes are presented as an impact of change in assumptions, whereas the Consolidated Financial Statement presentation is a contract modification.

•Organic CSM Movement is comprised of the Impact of new insurance business, Expected movements from asset returns & locked-in rates, Insurance experience gains/losses, and CSM recognized for services provided.
•Impact of new insurance business on CSM, also referred to as "new business CSM", represents growth from sales activity in the period, including individual protection sales (excluding joint ventures), and defined benefit solutions and segregated fund wealth sales in Canada. New business CSM is presented net of acquisition expense gain/loss.
•Expected movements from asset returns & locked-in rates applies to variable fee approach ("VFA") and general measurement approach ("GMA") contracts. For VFA contracts, this component of the CSM movement analysis is comprised of two factors: (i) the expected return on underlying assets and (ii) the measurement of financial guarantees. The difference between actual and expected results are reported as the impact of markets. For GMA contracts, this component of the CSM includes the accretion of the CSM balance at locked-in rates, which refer to the term structure associated with locked-in discount rates, set when the insurance contract was sold or on transition to IFRS 17. Average locked-in rates increase with the passage of time on in-force business and new business added at current rates.
•Impact of markets & other includes the difference between actual and expected movement for VFA contracts for: (i) the return on underlying assets and (ii) the measurement of financial guarantees. Also includes other amounts excluded from Organic CSM Movement.
•Insurance experience gains/losses represents the current period impacts of insurance experience, resulting in a change in future cash flows that adjust CSM.
•Impact of change in assumptions represents the future period impacts of changes in fulfilment cash flows that adjust CSM.
•CSM market sensitivities. CSM market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Deployment. This measure represents the amount of capital that has been invested in the period, including leverage where applicable. Deployment also includes capital committed in infrastructure deals to be invested in specific assets. There is no directly comparable IFRS measure.

Drivers of Earnings. The Drivers of Earnings ("DOE") analysis provides additional detail on the sources of earnings, primarily for protection and health businesses, and explains the actual results compared to the longer term expectations. The DOE is presented on a reported and underlying common shareholders' basis. Within the net insurance service result, the underlying DOE provides detail on expected insurance earnings, impact of new insurance business and experience gains (losses). Within the net investment result, the underlying DOE provides detail on expected investment earnings, credit experience, earnings on surplus, and joint ventures & other. For more information, refer to the headings "Underlying net income and Underlying EPS", "Earnings on surplus", "Notable items attributable to reported and underlying net income", in this document.

Certain amounts in the DOE are presented on a net basis to reflect how the business is managed, compared to a gross basis in the Consolidated Financial Statements. Examples include: i) Net investment result and Other expenses of the Sun Life Asset Management operating segment are combined with Fee Income to report the net contribution to earnings; ii) Income for fee-based businesses is reported net of the associated expenses; iii) Carried interest in SLC Management within Fee Income excludes the carried interest that Sun Life does not participate in economically, and nets the non-controlling interest portion of the carried interest against fee income and expenses of consolidated funds; iv) Net investment results include assets returns net of the crediting rate for investment contract liabilities and the unwinding of and changes in the discount rate for insurance contract liabilities; v) Earnings on surplus reflects net spread earned from investment strategies; and vi) Earnings attributable to the participating account are excluded.

Earnings on Surplus. This component of the Drivers of Earnings represents the net income earned on a company’s surplus funds. Earnings on Surplus is comprised of realized gains on fair value through other comprehensive income assets, as well as net investment returns on surplus, such as investment income, gains (losses) on seed investments and investment properties mark-to-market, and also includes impacts from derivatives, currency and other items.

Experience-related items attributable to reported net income and underlying net income. These notable items attributable to reported net income and underlying net income are components of the Drivers of Earnings represents gains and losses that are due to differences between the actual results during the reporting period and management’s estimate of the expected longer-term returns on assets and liabilities (i.e. expected insurance earnings and expected investment earnings) at the start of the reporting period.

Fee earning AUM. FE AUM consists of assets managed by SLC Management, which are beneficially owned by Clients, on which we earn management fees for providing investment management, property management or advisory-related services. There is no directly comparable IFRS measure.

Fee-related earnings and Operating income. Fee-related earnings represent profitability of SLC Management's fee-related portfolios, and is calculated as Fee-related revenue less Fee-related expenses. Operating income represents profit realized from our business operations, and is calculated as the sum of Fee-related earnings, Investment income (loss) and performance fees, and Interest and other. Fee-related revenue represents all fee income, with the exception of performance fees, generated from third-party investors. Fee-related expenses represent all expenses directly related to generating fee revenue from third-party investors. Investment income (loss) and performance fees represent total income or loss from our seed investments, net of the related expenses. Interest and other represents performance fee compensation and our net interest income or expense.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 45

Fee-related earnings and Operating income are non-IFRS financial measures within SLC Management's Supplemental Income Statement, which enhances the comparability of SLC Management's results with publicly traded alternative asset managers. For more details, see our Supplementary Financial Information package for the quarter.

The following table provides a reconciliation from Fee-related earnings and Operating income to SLC Management's Fee income and Total expenses based on IFRS.

SLC Management	Quarterly results			Year-to-date
(US$ millions)	Q2'26	Q1'26	Q2'25	2026	2025
Fee income (per IFRS)(1)	266	322	256	588	543
Less: Non-fee-related revenue adjustments(1)(2)(3)	42	99	31	141	65
Fee-related revenue	224	223	225	447	478
Total expenses (per IFRS)(1)	257	522	259	779	445
Less: Non-fee-related expense adjustments(1)(3)(4)	95	351	97	446	186
Fee-related expenses	162	171	162	333	346
Fee-related earnings	62	52	63	114	132
Add: Investment income (loss) and performance fees(5)	24	16	12	40	48
Add: Interest and other(6)	(19)	(14)	(16)	(33)	(29)
Operating income	67	54	59	121	151

(1)Effective Q1'26, prior period amounts have been updated reflecting a reporting refinement on General Account assets.
(2)Includes Interest and other - fee income, Fee income of consolidated funds, and Other - fee income.
(3)We have reclassified certain income and expense balances to provide more accurate metrics on our fee-related business.
(4)Includes Interest and other, Placement fees - other, Acquisition, integration and restructuring, Expense of consolidated funds and Other - expenses.
(5)Investment income (loss) and performance fee in SLC Management's Supplemental Income Statement relates to the underlying results of our seed investments. As such, we have excluded non-underlying market-related impacts as well as the gains or losses of certain non-seed hedges that are reported under Net investment income (loss) under IFRS. The reconciliation is as follows (amounts have been adjusted for rounding):

	Quarterly results			Year-to-date
(US$ millions)	Q2'26	Q1'26	Q2'25	2026	2025
Net investment income (loss) (per IFRS)	29	26	7	55	48
Less: Market-related impacts and Other - Investment income (loss)	15	8	(5)	23	—
Add: Investment income (loss) and performance fees - fee income	10	(2)	—	8	—
Investment income (loss) and performance fees	24	16	12	40	48
(6)Includes Interest and other reported under Fee income under IFRS, net of Interest and other reported under Total expenses under IFRS.

Financial leverage ratio. This ratio is an indicator of the Company's balance sheet strength measured by its proportion of capital qualifying debt in accordance with OSFI guidelines. This is calculated as the ratio of total debt plus preferred shares to total capital including the contractual service margin net of taxes, where debt consists of all capital-qualifying debt securities. Capital-qualifying debt securities consist of subordinated debt and innovative capital instruments. The CSM is included net of taxes because debts are repaid and serviced from available after-tax funds.

Impacts of foreign exchange translation. To assist in comparing our results from period-to-period, the favourable or unfavourable impacts of foreign exchange translation are approximated using the foreign exchange rates, in effect during the comparative period, for several IFRS and Non-IFRS financial measures using the average or period end foreign exchange rates, as appropriate. Items impacting a reporting period, such as Revenue, Expenses, and Reported net income (loss) in our Consolidated Statements of Operations, as well as underlying net income (loss), and sales, are translated into Canadian dollars using average exchange rates for the appropriate daily, monthly, or quarterly period. For Assets and Liabilities in our Consolidated Statements of Financial Position, as well as the AUM and certain components of the Drivers of Earnings disclosure, period-end rates are used for currency translation purposes.

LICAT market sensitivities. LICAT market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Organic capital generation. This supplementary financial measure provides a view of the Company’s ability to generate excess capital under the normal course of business, excluding non-recurring items; where excess capital is defined as LICAT Available Capital and Surplus Allowance above LICAT Base Solvency Buffer at target ratio, as defined and calculated under OSFI-mandated guideline. This amount is determined as follows: underlying net income and organic CSM movement net of shareholder dividends and change in base solvency buffer for new business and aging of in-force. This amount excludes non-recurring impacts to available capital or base solvency buffer from markets, assumption changes, management actions, and other non-underlying items.

Pre-tax fee related earnings margin. This ratio is a measure of SLC Management's profitability in relation to funds that earn recurring fee revenues, while excluding investment income and performance fees. The ratio is calculated by dividing fee-related earnings by fee-related revenues and is based on the last twelve months. There is no directly comparable IFRS measure.

Pre-tax net operating margin. This ratio is a measure of the profitability and there is no directly comparable IFRS measure. For MFS, this ratio is calculated by excluding MFS shares owned by management and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating margin and have no impact on the profitability of MFS. For SLC Management, the ratio is calculated by dividing the total operating income by fee-related revenue plus investment Income (loss) and performance fees, and is based on the last twelve months.
46 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a reconciliation to calculate MFS' pre-tax net operating margin:

MFS	Quarterly results			Year-to-date
(US$ millions)	Q2'26	Q1'26	Q2'25	2026	2025
Revenue
Fee income (per IFRS)	851	852	820	1,703	1,638
Less: Commissions	94	94	93	188	188
Less: Other(1)	(15)	(15)	(14)	(30)	(29)
Adjusted revenue	772	773	741	1,545	1,479
Expenses
Expenses (per IFRS)	641	602	594	1,243	1,175
Net investment (income)/loss (per IFRS)	(41)	(16)	(19)	(57)	(35)
Less: MFS shares owned by management (net of NCI)(2)	14	6	10	20	14
Compensation-related equity plan adjustments	7	9	3	16	9
Commissions	94	94	93	188	188
Other(1)	(11)	(17)	(12)	(28)	(29)
Adjusted expenses	496	494	481	990	958
Pre-tax net operating margin	35.7%	36.0%	35.1%	35.9%	35.2%

(1)Other includes accounting basis differences, such as sub-advisory expenses and product allowances.
(2)Excluding non-controlling interest. For more information on MFS shares owned by management, see the heading Underlying Net Income and Underlying EPS.

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The ROE provides an indication of the overall profitability of the Company. The quarterly ROE is annualized.

Sales and flows. Sun Life Asset Management gross flows includes funds from retail and institutional Clients; SLC Management gross flows include capital raising, such as uncalled capital commitments and fund leverage; Solutions & Other gross flows include defined benefit solution sales, Asia asset management managed fund flows as well as Aditya Birla Sun Life Asset Management Company Limited mutual fund flows based on our proportionate equity interest. Sun Life Asset Management net flows consist of gross flows less gross outflows; SLC Management's net flows do not include Client distributions from the sale of underlying assets in closed-end funds; Solutions & Other outflows consist of redemptions and annuity payments. In Canada and in Asia, net sales consist of asset management gross flows & wealth sales less redemptions. In Canada, asset management gross flows & wealth sales consist of sales in Group Wealth (excluding retained sales) and Individual Wealth; insurance sales consist of group insurance sales from workplace benefits sold by Sun Life Health; and sales from individual insurance. In the U.S., group insurance sales consist of sales by Group Benefits and Dental. In Asia, asset management gross flows & wealth sales consist of Hong Kong asset management gross flows & wealth sales, Philippines mutual and managed fund sales, wealth sales by our China joint venture, including sales as reported by our bank distribution partners; individual insurance sales consist of sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, Hong Kong and High Net Worth. Asia also has group insurance sales in the Philippines, Hong Kong and our joint ventures. To provide greater comparability across reporting periods, we exclude the impacts of foreign exchange translation from sales and gross flows. There is no directly comparable IFRS measure. Effective Q1’26, the definition of sales and flows was updated to reflect the new Sun Life Asset Management reporting structure.
Sun Life Asset Management managed assets. This measure consists of (i) Sun Life Asset Management ("SLAM") AUM, which is retail and institutional Client assets where SLAM is the asset manager, as well as general fund assets of SLAM’s business units; and (ii) Internally managed assets that are general fund invested assets of other Sun Life business groups managed by SLAM. Third party and segregated fund assets reported by Canada and Asia for which SLAM is the asset manager are reported as “SLAM AUM” rather than “Internally managed assets” to distinguish where a Client is the asset owner rather than Sun Life.

Third-party and other AUM. Third-party and other AUM is composed of retail, institutional, and other third-party assets, which includes general fund and segregated fund assets managed by our joint ventures. There is no directly comparable IFRS measure. In Sun Life Asset Management, third-party and other AUM includes Client assets for retail and institutional Clients, as well as capital raising, such as uncalled commitments and fund leverage in SLC Management; the AUM for Aditya Birla Sun Life Asset Management Company Limited is based on our proportionate equity interest. In Canada, third-party and other AUM includes Client assets in retail mutual fund products of Sun Life Global Investments. In Asia, third-party and other AUM includes Client assets in Hong Kong managed fund products, International asset management & wealth products, Philippines mutual and managed fund products, Sun Life Everbright Asset Management products and our joint ventures’ general fund and segregated fund assets based on our proportionate equity interest. Effective Q1’26, the definition of third-party and other AUM was updated to reflect the new Sun Life Asset Management reporting structure.

Total weighted premium income ("TWPI"). This measure consists of 100% renewal premiums, 100% of first year premiums, and 10% of single premiums. In contrast to sales, which only includes premiums from new business, TWPI includes renewal premiums, reflecting the strength of the in-force block and providing a better understanding of both new and existing business. There is no directly comparable IFRS measure.

Underlying dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period. The ratio is utilized during the medium-term capital budgeting process to inform our planned capital initiatives. We target an underlying dividend payout ratio of between 40% and 50% based on underlying EPS. For more information, see section J - Capital and Liquidity Management in the 2025 Annual MD&A.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 47

Underlying effective income tax rate. This measure is calculated using the pre-tax underlying net income and the income tax expense associated with it. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits. Our effective tax rate helps in the analysis of the income tax impacts in the period.

4. Reconciliations of Select Non-IFRS Financial Measures
Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q2'26
($ millions)	Sun Life Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	364	427	227	222	(117)	1,123
Add: Market-related impacts (pre-tax)	(16)	30	(22)	(16)	(18)	(42)
Assumption changes and management actions (pre-tax)	—	(6)	1	(2)	—	(7)
Other adjustments (pre-tax)	(31)	(11)	(55)	(7)	(1)	(105)
Tax expense (benefit)	20	3	19	5	(8)	39
Reported net income (loss) - Common shareholders	337	443	170	202	(144)	1,008
	Q1'26
Underlying net income (loss)	363	370	218	216	(117)	1,050
Add: Market-related impacts (pre-tax)	(6)	(163)	(42)	(25)	(11)	(247)
Assumption changes and management actions (pre-tax)	1	—	—	4	—	5
Other adjustments (pre-tax)	(281)	(210)	(44)	(10)	(4)	(549)
Tax expense (benefit) on above items	97	90	19	(2)	2	206
Reported net income (loss) - Common shareholders	174	87	151	183	(130)	465
	Q2'25
Underlying net income (loss)	347	347	195	188	(62)	1,015
Add: Market-related impacts (pre-tax)	(27)	(43)	3	(116)	(4)	(187)
Assumption changes and management actions (pre-tax)	—	2	—	2	—	4
Other adjustments (pre-tax)	(31)	(8)	(137)	(5)	—	(181)
Tax expense (benefit)	8	4	42	11	—	65
Reported net income (loss) - Common shareholders	297	302	103	80	(66)	716
48 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

	Year-to-date
	2026
($ millions)	Sun Life Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	727	797	445	438	(234)	2,173
Add: Market-related impacts (pre-tax)	(22)	(133)	(64)	(41)	(29)	(289)
Assumption changes and management actions (pre-tax)	1	(6)	1	2	—	(2)
Other adjustments (pre-tax)	(312)	(221)	(99)	(17)	(5)	(654)
Tax expense (benefit)	117	93	38	3	(6)	245
Reported net income (loss) - Common shareholders	511	530	321	385	(274)	1,473
	2025
Underlying net income (loss)	737	693	413	373	(156)	2,060
Add: Market-related impacts (pre-tax)	(23)	(67)	18	(135)	(8)	(215)
Assumption changes and management actions (pre-tax)	(10)	10	—	(1)	—	(1)
Other adjustments (pre-tax)	(51)	(31)	(197)	(15)	—	(294)
Tax expense (benefit)	13	14	55	12	—	94
Reported net income (loss) - Common shareholders	666	619	289	234	(164)	1,644

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Unit - Sun Life Asset Management U.S. dollars

	Q2'26		Q1'26		Q2'25
(US$ millions)	MFS	SLC Management	MFS	SLC Management	MFS	SLC Management
Underlying net income (loss)	187	43	199	32	184	33
Add: Market-related impacts (pre-tax)	—	5	—	(9)	—	(21)
Other adjustments (pre-tax)	—	(22)	3	(208)	2	(24)
Tax expense (benefit)	(3)	3	(2)	84	(3)	12
Reported net income (loss) - Common shareholders	184	29	200	(101)	183	—

	Year-to-date
	2026		2025
(US$ millions)	MFS	SLC Management	MFS	SLC Management
Underlying net income (loss)	386	75	370	92
Add: Market-related impacts (pre-tax)	—	(4)	—	(29)
Other adjustments (pre-tax)	3	(230)	8	(44)
Tax expense (benefit)	(5)	87	(5)	19
Reported net income (loss) - Common shareholders	384	(72)	373	38

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Unit - Sun Life Asset Management

	Q2'26		Q1'26		Q2'25
($ millions)	MFS	SLC Management	MFS	SLC Management	MFS	SLC Management
Underlying net income (loss)	259	60	273	44	255	45
Add: Market-related impacts (pre-tax)	—	6	—	(12)	—	(29)
Other adjustments (pre-tax)	—	(31)	5	(286)	2	(33)
Tax expense (benefit)	(5)	6	(3)	115	(3)	17
Reported net income (loss) - Common shareholders	254	41	275	(139)	254	—

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 49

	Year-to-date
	2026		2025
($ millions)	MFS	SLC Management	MFS	SLC Management
Underlying net income (loss)	532	104	521	130
Add: Market-related impacts (pre-tax)	—	(6)	—	(40)
Other adjustments (pre-tax)	5	(317)	11	(62)
Tax expense (benefit)	(8)	121	(7)	27
Reported net income (loss) - Common shareholders	529	(98)	525	55

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax in U.S. dollars

	Q2'26		Q1'26		Q2'25
(US$ millions)	Sun Life Asset Management	U.S.	Sun Life Asset Management	U.S.	Sun Life Asset Management	U.S.
Underlying net income (loss)	262	164	265	160	251	143
Add: Market-related impacts (pre-tax)	(11)	(16)	(5)	(30)	(19)	—
Assumption changes and management actions (pre-tax)	—	1	1	—	—	—
Other adjustments (pre-tax)	(22)	(38)	(205)	(31)	(22)	(97)
Tax expense (benefit)	14	14	71	12	4	28
Reported net income (loss) - Common shareholders	243	125	127	111	214	74

	Year-to-date
	2026		2025
(US$ millions)	Sun Life Asset Management	U.S.	Sun Life Asset Management	U.S.
Underlying net income (loss)	527	324	524	294
Add: Market-related impacts (pre-tax)	(16)	(46)	(17)	11
Assumption changes and management actions (pre-tax)	1	1	(7)	—
Other adjustments (pre-tax)	(227)	(69)	(36)	(139)
Tax expense (benefit)	85	26	8	37
Reported net income (loss) - Common shareholders	370	236	472	203

Underlying Net Income to Reported Net Income Reconciliation - U.S. Group Benefits - Pre-tax in U.S. dollars
The following table sets out the amounts that were excluded from our reported net income (loss) for U.S. Group Benefits, which is used to calculate the trailing four-quarter after-tax profit margin for U.S. Group Benefits.

(US$ millions)	Q2'26	Q1'26	Q4'25	Q3'25	Q2'25	Q1'25	Q4'24	Q3'24
Underlying net income (loss) for U.S. Group Benefits	119	114	92	71	121	105	62	118
Add: Market-related impacts (pre-tax)	—	(5)	—	5	(1)	8	(18)	17
Assumption changes and management actions (pre-tax)	—	—	—	1	—	—	—	8
Other adjustments (pre-tax)	(6)	(5)	(4)	(4)	(4)	(4)	(5)	(5)
Tax expense (benefit)	1	2	1	—	1	(1)	5	(4)
Reported net income (loss) - Common shareholders	114	106	89	73	117	108	44	134

50 Sun Life Financial Inc. Second Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

O. Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) relating to the proposed settlement of a legal matter in Canada, including that Sun Life will seek full recourse pursuant to the indemnity if the settlement is approved by the Court; (iv) set out in this document under the heading I - Risk Management - Market Risk Sensitivities - Interest Rate Sensitivities; (v) relating to expected changes in our LICAT ratio; (vi) that are predictive in nature or that depend upon or refer to future events or conditions; and (vii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management and in SLF Inc.’s 2025 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s 2025 Annual MD&A under the heading K - Risk Management and in its other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Risk Factors
Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; environmental and social issues and their related laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2026 51

CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended			For the six months ended
(unaudited, in millions of Canadian dollars, except for per share amounts)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Insurance service result
Insurance revenue (Note 8)	$6,239	$5,957	$12,382	$11,975
Insurance service expenses	(5,189)	(5,130)	(10,452)	(10,225)
Reinsurance contract held net income (expenses)	(51)	(2)	(84)	(15)
Net insurance service result	999	825	1,846	1,735
Investment result
Investment result excluding result for account of segregated fund holders:
Net investment income (loss) (Note 5)	5,517	1,107	5,850	4,200
Insurance finance income (expenses) from insurance contracts issued	(4,830)	(658)	(4,769)	(3,237)
Insurance finance income (expenses) from reinsurance contracts held	20	10	(7)	66
Decrease (increase) in investment contract liabilities	(69)	(85)	(138)	(171)
Net investment result excluding result for account of segregated fund holders	638	374	936	858
Investment result for insurance contracts for account of segregated fund holders:
Investment income (loss) on investments for account of segregated fund holders	1,337	643	1,206	642
Insurance finance income (expenses) (Note 12)	(1,337)	(643)	(1,206)	(642)
Net investment result for insurance contracts for account of segregated fund holders	—	—	—	—
Net investment result	638	374	936	858
Fee income (Note 9)	2,220	2,135	4,539	4,375
Other expenses (income)
Operating expenses and commissions	2,368	2,229	5,037	4,481
Interest expenses	131	129	294	262
Total other expenses (income)	2,499	2,358	5,331	4,743
Income (loss) before income taxes	1,358	976	1,990	2,225
Less: Income tax expense (benefit) (Note 10)	284	198	387	440
Total net income (loss)	1,074	778	1,603	1,785
Less: Net income (loss) allocated to the participating account	52	43	103	96
Net income (loss) attributable to non-controlling interests	(8)	—	(15)	6
Shareholders' net income (loss)	1,030	735	1,515	1,683
Less: Dividends on preferred shares and distributions on other equity instruments	22	19	42	39
Common shareholders' net income (loss)	$1,008	$716	$1,473	$1,644

Average exchange rates during the reporting periods: U.S. dollars	1.38	1.38	1.38	1.41

Earnings (loss) per share (Note 14)
Basic	$1.82	$1.27	$2.66	$2.89
Diluted	$1.81	$1.26	$2.64	$2.89

Dividends per common share	$0.960	$0.880	$1.880	$1.720

The attached notes form part of these Interim Consolidated Financial Statements.

52	Sun Life Financial Inc.	Second Quarter 2026	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the three months ended			For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Total net income (loss)	$1,074	$778	$1,603	$1,785
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	395	(992)	595	(967)
Change in unrealized gains (losses) on investments at fair value through other comprehensive income
Unrealized gains (losses)	8	50	(75)	151
Reclassifications to net income (loss) and provision for credit losses recognized into income	(8)	(20)	(14)	(1)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	41	(21)	(55)	(16)
Reclassifications to net income (loss)	(21)	20	67	17
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(8)	73	59	3
Total items that may be reclassified subsequently to income	407	(890)	577	(813)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	10	14	(6)	2
Share of other comprehensive income (loss) in joint ventures and associates	—	9	—	8
Total items that will not be reclassified subsequently to income	10	23	(6)	10
Total other comprehensive income (loss), net of taxes	417	(867)	571	(803)
Total comprehensive income (loss)	1,491	(89)	2,174	982
Less: Comprehensive income (loss) allocated to the participating account	51	53	100	104
Non-controlling interests' comprehensive income (loss)	(1)	(2)	(7)	4
Shareholders’ comprehensive income (loss)	$1,441	$(140)	$2,081	$874

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized gains (losses) on investments at fair value through other comprehensive income	$(4)	$(6)	$14	$(31)
Reclassifications to net income (loss) and provision for credit losses recognized into income on investments at fair value through other comprehensive income	—	2	3	5
Unrealized gains (losses) on cash flow hedges	(16)	(6)	(16)	(6)
Reclassifications to net income (loss) for cash flow hedges	7	3	9	4
Total items that may be reclassified subsequently to income	(13)	(7)	10	(28)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(3)	(2)	2	3
Total items that will not be reclassified subsequently to income	(3)	(2)	2	3
Total income tax benefit (expense) included in other comprehensive income (loss)	$(16)	$(9)	$12	$(25)

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2026	53

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at
(unaudited, in millions of Canadian dollars)	June 30, 2026	December 31, 2025
Assets
Cash, cash equivalents and short-term securities	$14,788	$14,841
Debt securities	93,236	85,618
Equity securities	14,298	12,250
Mortgages and loans	59,126	59,433
Derivative assets	1,618	1,534
Other financial invested assets	15,542	14,374
Financial invested assets	198,608	188,050
Investment properties	9,795	9,432
Other non-financial invested assets	1,841	1,693
Invested assets (Note 5)	210,244	199,175
Other assets	7,140	7,753
Reinsurance contract held assets (Note 8)	6,430	6,138
Insurance contract assets (Note 8)	311	335
Deferred tax assets	4,084	3,803
Intangible assets	5,153	5,155
Goodwill (Note 7)	9,732	9,530
Total general fund assets	243,094	231,889
Investments for account of segregated fund holders (Note 12)	182,236	166,566
Total assets	$425,330	$398,455
Liabilities and equity
Liabilities
Insurance contract liabilities excluding those for account of segregated fund holders (Note 8)	$166,330	$155,910
Reinsurance contract held liabilities (Note 8)	2,332	2,049
Investment contract liabilities (Note 5)	11,538	11,796
Derivative liabilities	2,463	2,065
Deferred tax liabilities	298	301
Other liabilities	24,253	25,905
Senior debentures	200	200
Subordinated debt	8,920	8,171
Total general fund liabilities	216,334	206,397
Insurance contract liabilities for account of segregated fund holders (Note 12)	20,683	20,108
Investment contract liabilities for account of segregated fund holders (Note 12)	161,553	146,458
Total liabilities	$398,570	$372,963
Equity
Issued share capital and contributed surplus	$10,729	$10,220
Shareholders’ retained earnings and accumulated other comprehensive income	15,036	14,312
Total shareholders’ equity	25,765	24,532
Equity in the participating account	796	696
Non-controlling interests’ equity	199	264
Total equity	$26,760	$25,492
Total liabilities and equity	$425,330	$398,455

Exchange rates at the end of the reporting periods: U.S. dollars	1.42	1.37
The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on August 6, 2026.

Kevin Strain	Helen Mallovy Hicks
Chief Executive Officer	Director

54	Sun Life Financial Inc.	Second Quarter 2026	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2026	June 30, 2025
Shareholders:
Preferred shares and other equity instruments
Balance, beginning and end of period	$2,239	$2,239
Common shares (Note 11)
Balance, beginning of period	7,900	8,192
Stock options exercised	56	32
Common shares purchased for cancellation	(12)	(179)
Balance, end of period	7,944	8,045
Contributed surplus
Balance, beginning of period	81	95
Share-based payments	34	(3)
Stock options exercised	(6)	(8)
Changes attributable to acquisition and other (Note 3)	437	—
Balance, end of period	546	84
Retained earnings
Balance, beginning of period	12,927	12,817
Net income (loss)	1,515	1,683
Dividends on common shares	(1,042)	(976)
Dividends on preferred shares and distributions on other equity instruments	(42)	(39)
Common shares purchased for cancellation (Note 11) and other	(155)	(735)
Changes attributable to acquisition and other (Note 3)	(118)	—
Balance, end of period	13,085	12,750
Accumulated other comprehensive income (loss), net of taxes (Note 15)
Balance, beginning of period	1,385	2,214
Total other comprehensive income (loss) for the period	566	(809)
Balance, end of period	1,951	1,405
Total shareholders’ equity, end of period	$25,765	$24,523
Equity in the participating account:
Balance, beginning of period	$696	$496
Net income (loss)	103	96
Total other comprehensive income (loss) for the period (Note 15)	(3)	8
Total equity in the participating account, end of period	$796	$600
Non-controlling interests:
Balance, beginning of period	$264	$76
Net income (loss)	(15)	6
Changes attributable to acquisition and other (Note 3)	(45)	—
Total other comprehensive income (loss) for the period (Note 15)	8	(2)
Distribution to non-controlling interests	(13)	(19)
Total non-controlling interests’ equity, end of period	$199	$61
Total equity	$26,760	$25,184

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2026	55

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended			For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$1,358	$976	$1,990	$2,225
Adjustments:
Interest expense related to financing activities	107	88	247	176
(Decrease) increase in investment contract liabilities	69	85	138	171
Changes in insurance contract liabilities and assets	3,780	(169)	2,839	1,487
Changes in reinsurance contract held assets and liabilities	31	(8)	91	(51)
Realized and unrealized (gains) losses and foreign currency changes on invested assets	(3,357)	868	(1,676)	(366)
Sales, maturities and repayments of invested assets	18,185	15,192	36,467	30,738
Purchases of invested assets	(22,873)	(17,886)	(43,209)	(35,609)
Income taxes received (paid)	(426)	(327)	(626)	(502)
Mortgage securitization (Note 5)	(88)	(21)	(88)	(87)
Other operating activities	3,330	2,002	6,118	2,236
Net cash provided by (used in) operating activities	116	800	2,291	418
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(26)	(32)	(49)	(63)
Investment in and transactions with joint ventures and associates	2	3	5	5
Dividends and other proceeds related to joint ventures and associates	—	6	—	6
Other investing activities	(45)	(30)	(115)	(81)
Net cash provided by (used in) investing activities	(69)	(53)	(159)	(133)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	—	12	14	21
Issuance of subordinated debt, net of issuance costs	747	—	747	—
Increase in (repayment of) borrowings from credit facility	60	211	50	(323)
Issuance of common shares on exercise of stock options	35	19	50	24
Transactions with non-controlling interests	(2)	(19)	(2,366)	(27)
Common shares purchased for cancellation (Note 11)	(83)	(398)	(83)	(918)
Dividends paid on common and preferred shares	(563)	(526)	(1,083)	(1,012)
Payment of lease liabilities	(38)	(46)	(77)	(91)
Interest expense paid	(138)	(117)	(246)	(180)
Net cash provided by (used in) financing activities	18	(864)	(2,994)	(2,506)
Changes due to fluctuations in exchange rates	96	(250)	134	(231)
Increase (decrease) in cash and cash equivalents	161	(367)	(728)	(2,452)
Net cash and cash equivalents, beginning of period	8,710	7,869	9,599	9,954
Net cash and cash equivalents, end of period	8,871	7,502	8,871	7,502
Short-term securities, end of period	5,893	3,600	5,893	3,600
Net cash, cash equivalents and short-term securities, end of period (Note 5)	$14,764	$11,102	$14,764	$11,102

The attached notes form part of these Interim Consolidated Financial Statements.

56	Sun Life Financial Inc.	Second Quarter 2026	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements
(Unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. General Information
Description of Business
Sun Life Financial Inc. ("SLF Inc.") is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada ("Sun Life Assurance"). SLF Inc. and its subsidiaries are collectively referred to as "us", "our", "ours", "we", or "the Company".

Our Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). We have used accounting policies which are consistent with the accounting policies described in our 2025 Annual Consolidated Financial Statements, except as updated in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2025 Annual Consolidated Financial Statements, as interim financial statements do not include all the information required in the annual consolidated financial statements which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB.

2. Changes in Accounting Policies

Our material accounting policies and future changes in accounting policies that are not yet effective for us are disclosed in Notes 1 and 2 of our 2025 Annual Consolidated Financial Statements.
2.A New and Amended International Financial Reporting Standards Adopted in 2026
In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, clarifying derecognition timing for financial liabilities and allowing early derecognition via electronic payments when certain conditions are met. We have adopted this early derecognition policy. The amendments also clarify how to assess contractual cash flow features linked to ESG or similar contingent factors, and introduce new disclosure requirements for such instruments. These changes, effective January 1, 2026, are applied retrospectively without restating prior periods and did not have a material impact on our Consolidated Financial Statements.
2.B New and Amended International Financial Reporting Standards to be Adopted in 2027
In June 2026, the IASB issued targeted amendments to IAS 28 Investments in Associates and Joint Ventures. The amendments clarify the use and election of the fair value option for investments in associates or joint ventures. These amendments are effective, retrospectively, at the application of IFRS 18 Presentation and Disclosure in Financial Statements (annual periods beginning on or after January 1, 2027). We are currently assessing the impact these amendments will have on our Consolidated Financial Statements.

3. Acquisition and Other
Bell Partners Inc.
On March 28, 2026, we entered into an agreement to acquire Bell Partners Inc. ("Bell Partners"), a leading U.S. real estate investment manager, for total consideration of approximately $487 (US$350), comprising primarily of common shares of SLF Inc. as well as cash. Bell Partners forms part of our Sun Life Asset Management business segment. Refer to Note 17 for information on subsequent events.
BentallGreenOak and Crescent Capital Group
During the first quarter of 2026, we settled our obligation to purchase outstanding shares from BentallGreenOak ("BGO") and Crescent Capital Group ("Crescent"), subsidiaries of SLC Management, for cash consideration of $2,419 (US$1,768). The amount of our obligation, which was recognized in Other liabilities, was adjusted to reflect certain adjustments to the earnings before income tax, depreciation and amortization calculation prior to settlement. The deferred payment liability of $127 and remaining Non-controlling interests ("NCI") balance of $44 pertaining to these subsidiaries were also derecognized. The net impact of these adjustments was a charge of $277 to Other expenses (income) and a reduction of $41 to Retained earnings, which is comprised of $85 related to the settlement of our obligations offset by an increase of $44 related to the derecognition of NCI.

Concurrent with the settlement, we introduced the SLC Management Equity Plan ("MEP"), which was effective during the first quarter of 2026. The MEP offers certain key personnel in our SLC Management subsidiaries with share-based equity, providing participants with an option to acquire preferred equity interests in SLC Management, receive restricted share units of SLC Management, or a combination thereof. Once issued, the equity vests over a period of 3 to 5 years from the grant date. Participants in the MEP are required to provide continued service during the vesting period to receive the full benefits of the equity. The equity is ultimately settled in common shares of SLF Inc. The net impact of initial subscription to the MEP during the first quarter of 2026 was an increase of $437 to Contributed surplus.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2026	57

4. Segmented Information

Effective the first quarter of 2026, our Asset Management segment was renamed to Sun Life Asset Management ("SLAM"). The SLAM segment includes the results of our MFS Investment Management and SLC Management business units, as well as our pension risk transfer business and certain of our asset management businesses in Asia, which were previously reported in the Canada and Asia business segments, respectively. Comparative period results have been restated to conform with current period presentation.

We have five reportable business segments: Canada, the United States ("U.S."), SLAM, Asia, and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate primarily includes our Corporate Support operations, which have investment income, expenses, capital, and other items not allocated to our other business segments.

Revenues from our business segments are derived primarily from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by our business segments to SLAM. SLC Management collects fee income and incurs the operational expenses associated with the management of the general fund assets. Intersegment transactions are eliminated in the Consolidation adjustments column in the following tables.

Management considers its external Clients to be individuals and corporations. We are not reliant on any individual Client as none is individually significant to our operations.

58	Sun Life Financial Inc.	Second Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended	Canada(1)	U.S.	SLAM(1)	Asia(1)	Corporate	Consolidation adjustments	Total
June 30, 2026
Insurance revenue:
Annuities	$116	$75	$465	$5	$—	$—	$661
Life insurance	591	552	—	400	—	—	1,543
Health insurance	1,227	2,710	—	98	—	—	4,035
Total Insurance revenue	1,934	3,337	465	503	—	—	6,239
Net investment income (loss)	2,600	382	701	1,740	108	(14)	5,517
Fee income	538	140	1,615	45	46	(164)	2,220
Segment revenue(2)	5,072	3,859	2,781	2,288	154	(178)	13,976
Expenses:
Insurance service expenses	1,436	3,051	432	270	—	—	5,189
Reinsurance contract held net (income) expenses	43	—	3	5	—	—	51
Insurance finance (income) expenses from insurance contracts issued	2,297	296	598	1,639	—	—	4,830
Reinsurance finance (income) expenses	(2)	(19)	(3)	4	—	—	(20)
(Decrease) increase in investment contract liabilities	68	—	—	1	—	—	69
Interest expenses	40	36	20	16	47	(28)	131
Operating expenses and commissions	570	280	1,300	115	253	(150)	2,368
Total expenses(2)	4,452	3,644	2,350	2,050	300	(178)	12,618
Income (loss) before income taxes	620	215	431	238	(146)	—	1,358
Less: Income tax expense (benefit)	147	38	99	24	(24)	—	284
Total net income (loss)	473	177	332	214	(122)	—	1,074
Less:
Net income (loss) allocated to the participating account	30	7	—	15	—	—	52
Net income (loss) attributable to non-controlling interests	—	—	(5)	(3)	—	—	(8)
Shareholders' net income (loss)	$443	$170	$337	$202	$(122)	$—	$1,030
June 30, 2025
Insurance revenue:
Annuities	$111	$73	$444	$5	$—	$—	$633
Life insurance	575	522	—	350	—	—	1,447
Health insurance	1,169	2,633	—	75	—	—	3,877
Total Insurance revenue	1,855	3,228	444	430	—	—	5,957
Net investment income (loss)	(225)	283	(46)	1,053	68	(26)	1,107
Fee income	472	126	1,554	74	56	(147)	2,135
Segment revenue(2)	2,102	3,637	1,952	1,557	124	(173)	9,199
Expenses:
Insurance service expenses	1,481	3,020	412	217	—	—	5,130
Reinsurance contract held net (income) expenses	39	(53)	4	12	—	—	2
Insurance finance (income) expenses from insurance contracts issued	(516)	220	(119)	1,073	—	—	658
Reinsurance finance (income) expenses	11	(23)	3	(1)	—	—	(10)
(Decrease) increase in investment contract liabilities	82	—	—	3	—	—	85
Interest expenses	42	31	38	23	24	(29)	129
Operating expenses and commissions	515	316	1,217	131	194	(144)	2,229
Total expenses(2)	1,654	3,511	1,555	1,458	218	(173)	8,223
Income (loss) before income taxes	448	126	397	99	(94)	—	976
Less: Income tax expense (benefit)	117	16	100	12	(47)	—	198
Total net income (loss)	331	110	297	87	(47)	—	778
Less:
Net income (loss) allocated to the participating account	29	7	—	7	—	—	43
Net income (loss) attributable to non-controlling interests	—	—	—	—	—	—	—
Shareholders' net income (loss)	$302	$103	$297	$80	$(47)	$—	$735

(1)    Prior period amounts have been restated to conform with our new basis of segment presentation as described in this Note.
(2)    Segment revenue and Total expenses exclude Investment result for insurance contracts for account of segregated fund holders.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2026	59

For the six months ended	Canada(1)	U.S.	SLAM(1)	Asia(1)	Corporate	Consolidation adjustments	Total
June 30, 2026
Insurance revenue:
Annuities	$232	$150	$922	$10	$—	$—	$1,314
Life insurance	1,197	1,049	—	798	—	—	3,044
Health insurance	2,444	5,378	—	202	—	—	8,024
Total Insurance revenue	3,873	6,577	922	1,010	—	—	12,382
Net investment income (loss)	2,861	438	804	1,616	167	(36)	5,850
Fee income	1,058	282	3,287	140	98	(326)	4,539
Segment revenue(2)	7,792	7,297	5,013	2,766	265	(362)	22,771
Expenses:
Insurance service expenses	3,032	6,020	854	546	—	—	10,452
Reinsurance contract held net (income) expenses	85	(23)	7	15	—	—	84
Insurance finance (income) expenses from insurance contracts issued	2,462	278	596	1,433	—	—	4,769
Reinsurance finance (income) expenses	20	(15)	(2)	4	—	—	7
(Decrease) increase in investment contract liabilities	137	—	—	1	—	—	138
Interest expenses	77	69	76	39	92	(59)	294
Operating expenses and commissions	1,196	559	2,862	266	457	(303)	5,037
Total expenses(2)	7,009	6,888	4,393	2,304	549	(362)	20,781
Income (loss) before income taxes	783	409	620	462	(284)	—	1,990
Less: Income tax expense (benefit)	194	74	118	53	(52)	—	387
Total net income (loss)	589	335	502	409	(232)	—	1,603
Less:
Net income (loss) allocated to the participating account	59	14	—	30	—	—	103
Net income (loss) attributable to non-controlling interests	—	—	(9)	(6)	—	—	(15)
Shareholders' net income (loss)	$530	$321	$511	$385	$(232)	$—	$1,515
June 30, 2025
Insurance revenue:
Annuities	$223	$151	$867	$11	$—	$—	$1,252
Life insurance	1,137	1,035	—	695	—	—	2,867
Health insurance	2,319	5,388	—	149	—	—	7,856
Total Insurance revenue	3,679	6,574	867	855	—	—	11,975
Net investment income (loss)	1,199	888	442	1,630	92	(51)	4,200
Fee income	947	260	3,204	160	100	(296)	4,375
Segment revenue(2)	5,825	7,722	4,513	2,645	192	(347)	20,550
Expenses:
Insurance service expenses	2,916	6,074	801	434	—	—	10,225
Reinsurance contract held net (income) expenses	58	(74)	8	23	—	—	15
Insurance finance (income) expenses from insurance contracts issued	634	765	257	1,581	—	—	3,237
Reinsurance finance (income) expenses	1	(72)	3	2	—	—	(66)
(Decrease) increase in investment contract liabilities	168	—	—	3	—	—	171
Interest expenses	83	62	79	48	49	(59)	262
Operating expenses and commissions	1,062	606	2,476	263	362	(288)	4,481
Total expenses(2)	4,922	7,361	3,624	2,354	411	(347)	18,325
Income (loss) before income taxes	903	361	889	291	(219)	—	2,225
Less: Income tax expense (benefit)	226	58	217	33	(94)	—	440
Total net income (loss)	677	303	672	258	(125)	—	1,785
Less:
Net income (loss) allocated to the participating account	58	14	—	24	—	—	96
Net income (loss) attributable to non-controlling interests	—	—	6	—	—	—	6
Shareholders' net income (loss)	$619	$289	$666	$234	$(125)	$—	$1,683

(1)    Prior period amounts have been restated to conform with our new basis of segment presentation as described in this Note.
(2)    Segment revenue and Total expenses exclude Investment result for insurance contracts for account of segregated fund holders.

60	Sun Life Financial Inc.	Second Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets and liabilities by segment are as follows:

	Canada(1)	U.S.	SLAM(1)	Asia(1)	Corporate	Consolidation adjustments	Total
As at June 30, 2026
Total general fund assets	$107,363	$37,035	$31,699	$55,509	$11,810	$(322)	$243,094
Investments for account of segregated fund holders	$174,628	$412	$—	$7,196	$—	$—	$182,236
Total general fund liabilities	$101,448	$30,239	$25,024	$49,350	$10,595	$(322)	$216,334
As at December 31, 2025
Total general fund assets	$103,548	$35,825	$31,271	$48,919	$12,770	$(444)	$231,889
Investments for account of segregated fund holders	$159,020	$406	$—	$7,140	$—	$—	$166,566
Total general fund liabilities	$98,013	$29,321	$27,288	$43,011	$9,208	$(444)	$206,397

(1)    Prior period amounts have been restated to conform with our new basis of segment presentation as described in this Note.

The revenue and assets of our business segments differ from geographic segments primarily due to the geographic segmenting of our SLAM and Corporate segments.

The following table shows revenue by geography for SLAM and Corporate:

	SLAM(1)			Corporate(1)
For the three months ended	June 30, 2026	June 30, 2025	(2)	June 30, 2026	June 30, 2025
Revenue:
Canada	$1,011	$408		$88	$41
United States	1,630	1,415		18	33
Europe	100	82		1	(1)
Asia	24	20		46	51
Other	16	27		1	—
Segment revenue	$2,781	$1,952		$154	$124

(1)    Prior period amounts have been restated to reflect a change in presentation to our geographic locations.
(2)    Prior period amounts have been restated to conform with our new basis of segment presentation as described in this Note.

	SLAM(1)			Corporate(1)
For the six months ended	June 30, 2026	June 30, 2025	(2)	June 30, 2026	June 30, 2025
Revenue:
Canada	$1,575	$1,256		$112	$35
United States	3,158	2,969		51	65
Europe	179	138		5	(2)
Asia	55	42		97	94
Other	46	108		—	—
Segment revenue	$5,013	$4,513		$265	$192

(1)    Prior period amounts have been restated to reflect a change in presentation to our geographic locations.
(2)    Prior period amounts have been restated to conform with our new basis of segment presentation as described in this Note.

The following table shows total assets by geography for SLAM and Corporate:

	SLAM(1)			Corporate(1)
As at	June 30, 2026	December 31, 2025	(2)	June 30, 2026	December 31, 2025
Total general fund assets:
Canada	$22,077	$21,274		$7,902	$8,680
United States	8,106	8,491		3,701	3,918
Europe	971	1,038		26	4
Asia	374	304		124	111
Other	171	164		57	57
Total general fund assets	$31,699	$31,271		$11,810	$12,770

(1)    Prior period amounts have been restated to reflect a change in presentation to our geographic locations.
(2)    Prior period amounts have been restated to conform with our new basis of segment presentation as described in this Note.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2026	61

5. Invested Assets and Net Investment Income
5.A Fair Value of Financial Instruments
5.A.i Carrying Value and Fair Value of Financial Assets and Financial Liabilities
The carrying values and fair values of our financial assets and liabilities are shown in the following table:

As at	June 30, 2026		December 31, 2025
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash, cash equivalents and short-term securities – FVTPL	$14,788	$14,788	$14,841	$14,841
Debt securities – FVTPL(1)	80,054	80,054	72,599	72,599
Debt securities – FVOCI	13,182	13,182	13,019	13,019
Equity securities – FVTPL	14,225	14,225	12,179	12,179
Equity securities – FVOCI	73	73	71	71
Mortgages and loans – FVTPL(2)	54,961	54,961	55,157	55,157
Mortgages and loans – FVOCI	2,816	2,816	2,733	2,733
Mortgages and loans – Amortized cost(3)	1,349	1,331	1,543	1,521
Derivative assets – FVTPL	1,618	1,618	1,534	1,534
Other financial invested assets (excluding CLOs) – FVTPL(4)	8,801	8,801	8,161	8,161
Other financial invested assets (CLOs) – FVTPL(5)	6,741	6,741	6,213	6,213
Total(6)	$198,608	$198,590	$188,050	$188,028
Financial liabilities
Investment contract liabilities – Amortized cost	$11,538	$11,538	$11,796	$11,796
Obligations for securities borrowing – FVTPL	377	377	267	267
Derivative liabilities – FVTPL	2,463	2,463	2,065	2,065
Other financial liabilities – Amortized cost(7)	44	44	2,244	2,245
Other financial liabilities (CLOs) – FVTPL(5)	6,380	6,380	5,846	5,846
Total(8)	$20,802	$20,802	$22,218	$22,219

(1)    Includes primarily debt securities that are designated at fair value through profit or loss ("FVTPL").
(2)    Includes primarily mortgages and loans that are designated at FVTPL.
(3)    Certain mortgages and loans are carried at amortized cost. The fair value of these mortgages and loans, for disclosure purposes, is determined based on the methodology and assumptions described in Note 5.A.iii. As at June 30, 2026, $1,324 and $7 are categorized in Level 2 and Level 3, respectively, of the fair value hierarchy described in this Note (December 31, 2025 — $1,502 and $19, respectively).
(4)    Other financial invested assets include our investments in segregated funds, mutual funds, and limited partnerships.
(5)    See below for details on Collateralized Loan Obligations ("CLOs").
(6)    Invested assets on our Consolidated Statements of Financial Position of $210,244 (December 31, 2025 — $199,175) include Total financial assets in this table, Investment properties of $9,795 (December 31, 2025 — $9,432), and Other non-financial invested assets of $1,841 (December 31, 2025 — $1,693). Other non-financial invested assets consist of investment in associates and joint ventures which are not consolidated.
(7)    During the first quarter of 2026, a majority of the obligations were settled with BGO and Crescent. Refer to Note 3 for additional details.The remaining amount reflects the obligation to purchase outstanding shares of a SLC Management subsidiary.
(8)    Total financial liabilities excluding Senior debentures and Subordinated debt.
Collateralized Loan Obligations Structure
Crescent, a subsidiary within our SLAM business segment, issues and manages CLOs. Each CLO is a special purpose vehicle that owns a portfolio of investments, consisting primarily of senior secured loans, and issues various tranches of senior and subordinated notes to third parties for the purpose of financing the purchase of those investments. Assets of the special purpose vehicle, the senior secured loans, are included in Other financial invested assets and the associated liabilities, the senior and subordinated notes issued to third parties, are included in Other liabilities in our Consolidated Statements of Financial Position.

As at June 30, 2026, the carrying value of the assets related to CLOs are $6,741 (December 31, 2025 — $6,213), which consists of cash and accounts receivable of $711 (December 31, 2025 — $691) and loans of $6,030 (December 31, 2025 — $5,522). These underlying loans are mainly below investment grade.

As at June 30, 2026, the carrying value of the liabilities related to CLOs are $6,380 (December 31, 2025 — $5,846). Our maximum contractual exposure to loss related to the CLOs is limited to our investment of $274 (December 31, 2025 — $291) in the most subordinated tranche. The net unrealized loss incurred to date is $153.
5.A.ii Non-Financial Invested Assets
Non-financial invested assets consist of investment properties, investment in associates and joint ventures which are not consolidated. As at June 30, 2026, the carrying value and fair value of investment properties was $9,795 (December 31, 2025 — $9,432) and $9,795 (December 31, 2025 — $9,432), respectively. The carrying value of other non-financial invested assets which were measured using the equity method of accounting was $1,841 as at June 30, 2026 (December 31, 2025 — $1,693).

62	Sun Life Financial Inc.	Second Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.A.iii Fair Value Hierarchy
The fair value methodologies and assumptions for assets and liabilities carried at fair value, as well as disclosures on unobservable inputs, sensitivities and valuation processes for Level 3 assets can be found in Note 5 of our 2025 Annual Consolidated Financial Statements.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	June 30, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities – FVTPL	$13,512	$1,276	$—	$14,788	$13,705	$1,136	$—	$14,841
Debt securities – FVTPL	1,036	78,246	772	80,054	973	70,804	822	72,599
Debt securities – FVOCI	428	12,553	201	13,182	394	12,507	118	13,019
Equity securities – FVTPL	10,819	3,399	7	14,225	8,200	3,972	7	12,179
Equity securities – FVOCI	—	—	73	73	—	—	71	71
Mortgages and loans – FVTPL	—	54,393	568	54,961	—	54,568	589	55,157
Mortgages and loans – FVOCI	—	2,813	3	2,816	—	2,711	22	2,733
Derivative assets – FVTPL	387	1,231	—	1,618	171	1,363	—	1,534
Other financial invested assets (excluding CLOs) – FVTPL(1)	818	229	7,754	8,801	813	218	7,130	8,161
Other financial invested assets (CLOs) – FVTPL(2)	—	6,741	—	6,741	—	6,213	—	6,213
Investment properties – FVTPL	—	—	9,795	9,795	—	—	9,432	9,432
Total invested assets measured at fair value	$27,000	$160,881	$19,173	$207,054	$24,256	$153,492	$18,191	$195,939
Investments for account of segregated fund holders – FVTPL	17,072	164,722	442	182,236	17,325	148,778	463	166,566
Total assets measured at fair value	$44,072	$325,603	$19,615	$389,290	$41,581	$302,270	$18,654	$362,505
Liabilities
Obligations for securities borrowing – FVTPL	$12	$365	$—	$377	$7	$260	$—	$267
Derivative liabilities – FVTPL	223	2,240	—	2,463	94	1,971	—	2,065
Other financial liabilities (CLOs) – FVTPL(2)	—	6,380	—	6,380	—	5,846	—	5,846
Investment contract liabilities for account of segregated fund holders – FVTPL	—	—	161,553	161,553	—	—	146,458	146,458
Total liabilities measured at fair value	$235	$8,985	$161,553	$170,773	$101	$8,077	$146,458	$154,636

(1)    Other financial invested assets (excluding CLOs) – FVTPL include our investments in segregated funds, mutual funds, and limited partnerships.
(2)    For details on CLOs, refer to Note 5.A.i.

Debt securities at FVTPL consist of the following:

As at	June 30, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$7,129	$—	$7,129	$—	$7,413	$—	$7,413
Canadian provincial and municipal government	—	17,306	—	17,306	—	15,843	—	15,843
U.S. government and agency	1,036	148	—	1,184	973	151	—	1,124
Other foreign government	—	3,295	49	3,344	—	3,233	52	3,285
Corporate	—	39,147	654	39,801	—	34,680	751	35,431
Asset-backed securities:
Commercial mortgage-backed securities	—	2,723	21	2,744	—	2,100	—	2,100
Residential mortgage-backed securities	—	5,015	—	5,015	—	4,464	—	4,464
Collateralized debt obligations	—	1,235	45	1,280	—	915	19	934
Other	—	2,248	3	2,251	—	2,005	—	2,005
Total debt securities at FVTPL	$1,036	$78,246	$772	$80,054	$973	$70,804	$822	$72,599

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2026	63

Debt securities at fair value through other comprehensive income ("FVOCI") consist of the following:

As at	June 30, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$575	$—	$575	$—	$480	$—	$480
Canadian provincial and municipal government	—	227	—	227	—	237	—	237
U.S. government and agency	428	7	—	435	387	8	—	395
Other foreign government	—	344	15	359	7	335	14	356
Corporate	—	6,669	82	6,751	—	6,772	85	6,857
Asset-backed securities:
Commercial mortgage-backed securities	—	1,413	22	1,435	—	1,284	—	1,284
Residential mortgage-backed securities	—	1,016	—	1,016	—	1,129	—	1,129
Collateralized debt obligations	—	1,265	82	1,347	—	1,155	19	1,174
Other	—	1,037	—	1,037	—	1,107	—	1,107
Total debt securities at FVOCI	$428	$12,553	$201	$13,182	$394	$12,507	$118	$13,019

Mortgages and loans at FVTPL consist of the following:

As at	June 30, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mortgages:
Retail	$—	$2,131	$5	$2,136	$—	$2,256	$5	$2,261
Office	—	2,188	9	2,197	—	2,318	8	2,326
Multi-family residential	—	2,763	—	2,763	—	2,864	—	2,864
Industrial	—	3,770	—	3,770	—	3,562	—	3,562
Other	—	835	—	835	—	888	—	888
Corporate loans	—	42,706	554	43,260	—	42,680	576	43,256
Total mortgages and loans at FVTPL	$—	$54,393	$568	$54,961	$—	$54,568	$589	$55,157

Mortgages and loans at FVOCI consist of the following:

As at	June 30, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mortgages:
Retail	$—	$46	$—	$46	$—	$75	$—	$75
Office	—	38	—	38	—	38	—	38
Multi-family residential	—	141	—	141	—	155	—	155
Industrial	—	222	—	222	—	231	—	231
Corporate loans	—	2,366	3	2,369	—	2,212	22	2,234
Total mortgages and loans at FVOCI	$—	$2,813	$3	$2,816	$—	$2,711	$22	$2,733

There were no significant transfers between Level 1 and Level 2 for the three and six months ended June 30, 2026 and June 30, 2025.

64	Sun Life Financial Inc.	Second Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities at FVTPL	Debt securities at FVOCI	Equity securities at FVTPL	Equity securities at FVOCI	Mortgages and loans at FVTPL	Mortgages and loans at FVOCI	Other financial invested assets at FVTPL	Investment properties at FVTPL	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2026
Beginning balance	$664	$110	$7	$71	$632	$3	$7,323	$9,732	$18,542	$368	$18,910
Included in net income (loss)(1)(2)(3)	12	—	—	—	9	—	76	(28)	69	(13)	56
Included in OCI(2)	—	3	—	—	—	—	—	—	3	—	3
Purchases / Issuances	90	102	—	—	43	—	410	63	708	57	765
Sales / Payments	—	—	—	—	(59)	—	(93)	(2)	(154)	18	(136)
Settlements	—	—	—	—	—	—	—	—	—	—	—
Transfers into Level 3(4)	—	—	—	—	36	—	—	—	36	—	36
Transfers (out) of Level 3(4)	—	(15)	—	—	(95)	—	—	—	(110)	—	(110)
Foreign currency translation(5)	6	1	—	2	2	—	38	30	79	12	91
Ending balance	$772	$201	$7	$73	$568	$3	$7,754	$9,795	$19,173	$442	$19,615
Unrealized gains (losses) included in net income (loss) relating to instruments still held(1)	$12	$—	$—	$—	$14	$—	$13	$(27)	$12	$—	$12
June 30, 2025
Beginning balance	$591	$223	$12	$74	$2,314	$6	$7,075	$9,335	$19,630	$507	$20,137
Included in net income (loss)(1)(2)(3)	1	—	(1)	—	(26)	(3)	(214)	(60)	(303)	(4)	(307)
Included in OCI(2)	—	1	—	—	—	—	—	—	1	—	1
Purchases / Issuances	284	64	—	—	70	6	179	61	664	38	702
Sales / Payments	(1)	—	—	—	(47)	—	(96)	(26)	(170)	(15)	(185)
Settlements	(1)	—	—	—	—	(1)	—	—	(2)	—	(2)
Transfers into Level 3(4)	—	—	—	—	109	—	—	—	109	—	109
Transfers (out) of Level 3(4)	—	(121)	—	—	(1,763)	(1)	—	—	(1,885)	—	(1,885)
Foreign currency translation(5)	(26)	(6)	—	(4)	(3)	—	(93)	(80)	(212)	(20)	(232)
Ending balance	$848	$161	$11	$70	$654	$7	$6,851	$9,230	$17,832	$506	$18,338
Unrealized gains (losses) included in net income (loss) relating to instruments still held(1)	$—	$—	$(1)	$—	$(24)	$(1)	$(214)	$(54)	$(294)	$—	$(294)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2026	65

For the six months ended	Debt securities at FVTPL	Debt securities at FVOCI	Equity securities at FVTPL	Equity securities at FVOCI	Mortgages and loans at FVTPL	Mortgages and loans at FVOCI	Other financial invested assets at FVTPL	Investment properties at FVTPL	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2026
Beginning balance	$822	$118	$7	$71	$589	$22	$7,130	$9,432	$18,191	$463	$18,654
Included in net income (loss)(1)(2)(3)	(22)	—	—	—	(29)	—	122	(99)	(28)	(25)	(53)
Included in OCI(2)	—	1	—	—	—	—	—	—	1	—	1
Purchases / Issuances	144	117	—	—	51	—	741	419	1,472	58	1,530
Sales / Payments	—	—	—	—	(73)	—	(300)	(6)	(379)	(9)	(388)
Settlements	—	—	—	—	(63)	(1)	—	—	(64)	—	(64)
Transfers into Level 3(4)	—	—	—	—	185	—	—	—	185	—	185
Transfers (out) of Level 3(4)	(171)	(34)	—	—	(95)	(18)	—	—	(318)	(52)	(370)
Foreign currency translation(5)	(1)	(1)	—	2	3	—	61	49	113	7	120
Ending balance	$772	$201	$7	$73	$568	$3	$7,754	$9,795	$19,173	$442	$19,615
Unrealized gains (losses) included in net income (loss) relating to instruments still held(1)	$(23)	$—	$—	$—	$(24)	$—	$57	$(98)	$(88)	$—	$(88)
June 30, 2025
Beginning balance	$517	$151	$211	$74	$2,300	$13	$6,880	$9,290	$19,436	$459	$19,895
Included in net income (loss)(1)(2)(3)	8	—	(1)	—	28	(3)	(112)	(66)	(146)	—	(146)
Included in OCI(2)	—	3	—	—	—	—	—	—	3	—	3
Purchases / Issuances	354	183	—	—	115	6	394	111	1,163	85	1,248
Sales / Payments	(22)	—	(127)	—	(78)	(1)	(219)	(26)	(473)	(23)	(496)
Settlements	(1)	—	—	—	—	(1)	—	—	(2)	—	(2)
Transfers into Level 3(4)	15	—	—	—	236	—	—	—	251	—	251
Transfers (out) of Level 3(4)	(4)	(170)	(72)	—	(1,944)	(7)	—	—	(2,197)	—	(2,197)
Foreign currency translation(5)	(19)	(6)	—	(4)	(3)	—	(92)	(79)	(203)	(15)	(218)
Ending balance	$848	$161	$11	$70	$654	$7	$6,851	$9,230	$17,832	$506	$18,338
Unrealized gains (losses) included in net income (loss) relating to instruments still held(1)	$7	$—	$(1)	$—	$43	$(1)	$(102)	$(60)	$(114)	$—	$(114)

(1)    Included in Net investment income (loss) in our Consolidated Statements of Operations for Total invested assets measured at fair value.
(2)    Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(3)    Investment properties included in net income is comprised of fair value changes on investment properties of $(14) and $(80) for the three and six months ended June 30, 2026, respectively (June 30, 2025 — $(52) and $(47), respectively), net of amortization of leasing commissions and tenant inducements of $14 and $19 for the three and six months ended June 30, 2026, respectively (June 30, 2025 — $8 and $19, respectively). As at June 30, 2026, we have used assumptions that reflect known changes in the property values including changes in expected future cash flows.
(4)    Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.
(5)    Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.

66	Sun Life Financial Inc.	Second Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.B Net Investment Income (Loss)

For the three months ended			For the six months ended
June 30, 2026		June 30, 2025	June 30, 2026	June 30, 2025
Interest income (expense)	$1,904	$1,773	$3,707	$3,477
Dividend and other investment income	150	143	264	253
Net realized and unrealized gains (losses):
Cash, cash equivalents and short-term investments	4	(12)	8	(8)
Debt securities	1,000	(1,105)	193	(148)
Equity securities	1,522	792	1,460	703
Mortgages and loans	809	(286)	260	506
Derivative investments	(47)	176	(353)	(189)
Other financial assets	188	(348)	158	(280)
Other financial liabilities	(47)	12	6	26
Total net realized and unrealized gains (losses)	3,429	(771)	1,732	610
Provision for credit losses	9	(1)	5	(8)
Net investment income (loss) from financial instruments	$5,492	$1,144	$5,708	$4,332
Net investment income (loss) from non-financial instruments	$50	$72	$114	$50
Total Net investment income (loss)(1)	$5,542	$1,216	$5,822	$4,382

(1)    Net investment income (loss) recognized in income is $5,517 and $5,850 for the three and six months ended June 30, 2026, respectively (June 30, 2025 — $1,107 and $4,200, respectively), and Net investment income (loss) recognized in OCI is $25 and $(28) for the three and six months ended June 30, 2026, respectively (June 30, 2025 — $109 and $182, respectively).
5.C Cash, Cash Equivalents and Short-Term Securities
Cash, cash equivalents and short-term securities presented in our Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Consolidated Statements of Cash Flows consist of the following:

As at	June 30, 2026	December 31, 2025	June 30, 2025
Cash	$2,713	$2,498	$2,132
Cash equivalents	6,182	7,187	5,470
Short-term securities	5,893	5,156	3,600
Cash, cash equivalents and short-term securities	14,788	14,841	11,202
Less: Bank overdraft, recorded in Other liabilities	24	86	100
Net cash, cash equivalents and short-term securities	$14,764	$14,755	$11,102
5.D Mortgage Securitization
We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2025 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at June 30, 2026 are $1,030 and $1,011, respectively (December 31, 2025 — $1,205 and $1,181, respectively). The carrying value and fair value of the associated liabilities as at June 30, 2026 are $1,343 and $1,322, respectively (December 31, 2025 — $1,431 and $1,407, respectively). The carrying value of securities in the principal reinvestment account ("PRA") as at June 30, 2026 is $307 (December 31, 2025 — $229). There are $5 cash and cash equivalents in the PRA as at June 30, 2026 (December 31, 2025 — $nil).

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2025 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at June 30, 2026 and December 31, 2025.

6. Financial Instruments Risk Management

The significant risks related to financial instruments are credit risk, market risk (including equity risk, real estate risk, interest rate and spread risk, foreign currency risk, and inflation risk) and liquidity risk. Further details on our financial instrument risk management, including methodologies and assumptions, are described in Notes 1 and 6 of our 2025 Annual Consolidated Financial Statements.

The allowance for expected credit losses was $87 as at June 30, 2026 (December 31, 2025 — $93) and the provision for credit losses was $(9) and $(5) for the three and six months ended June 30, 2026 respectively (June 30, 2025 — $1 and $8, respectively). There were no significant transfers between Stage 1, Stage 2, and Stage 3 for the three and six months ended June 30, 2026 and June 30, 2025.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2026	67

7. Goodwill

Effective January 1, 2026, the level at which goodwill is monitored for the U.S. business segment was updated by combining the previously separate Group Benefits and Dental CGUs into a single group of CGUs named “Group Health and Benefits”, to represent the level at which we monitor goodwill for internal management purposes. This reflects increasing integration of the business with unified strategic planning, shared resources, and enhanced synergies. While this change did not result in a remeasurement of goodwill, it affects the level at which future impairment tests are performed.

8. Insurance Contracts
8.A Changes in Insurance Contracts
8.A.i Changes in Insurance Contracts Issued and Reinsurance Contracts Held Net Asset or Liability
Insurance Contracts Issued By Measurement Component
The following table shows the changes in net liabilities for insurance contracts issued by measurement component, including estimates of present value ("PV") of future cash flows, risk adjustment, and Contractual Service Margin ("CSM"). Changes in the liabilities for insurance contract liabilities for account of segregated fund holders are provided in Note 12. Further details of our measurement approach, including the premium allocation approach ("PAA"), can be found in Note 1 of our 2025 Annual Consolidated Financial Statements.

For the six months ended and as at June 30, 2026					For the year ended and as at December 31, 2025
Estimates of PV of future cash flows		Risk adjustment	CSM	Total	Estimates of PV of future cash flows	Risk adjustment	CSM	Total
Insurance contracts, beginning of period:
Insurance contract liabilities — non-PAA	$116,344	$6,905	$13,534	$136,783	$108,232	$7,948	$12,733	$128,913
Insurance contract liabilities — PAA	18,238	889	—	19,127	17,490	866	—	18,356
Insurance contract assets — non-PAA	(1,789)	889	632	(268)	(670)	149	295	(226)
Insurance contract assets — PAA	(67)	—	—	(67)	(129)	—	—	(129)
Net balances, beginning of period	$132,726	$8,683	$14,166	$155,575	$124,923	$8,963	$13,028	$146,914
CSM recognized for services provided	—	—	(654)	(654)	—	—	(1,235)	(1,235)
Risk adjustment recognized for non-financial risk expired	—	(292)	—	(292)	—	(572)	—	(572)
Changes in estimates that adjust CSM	(285)	(10)	295	—	(968)	(133)	1,101	—
Contracts initially recognized in the period	(1,064)	298	807	41	(2,144)	579	1,675	110
Other	9,954	300	223	10,477	10,105	(177)	(403)	9,525
Changes in PAA balance	828	44	—	872	810	23	—	833
Net balances, end of period	$142,159	$9,023	$14,837	$166,019	$132,726	$8,683	$14,166	$155,575
Insurance contracts, end of period:
Insurance contract liabilities — non-PAA(1)	$124,968	$7,195	$14,191	$146,354	$116,344	$6,905	$13,534	$136,783
Insurance contract liabilities — PAA	19,043	933	—	19,976	18,238	889	—	19,127
Insurance contract assets — non-PAA	(1,808)	895	646	(267)	(1,789)	889	632	(268)
Insurance contract assets — PAA	(44)	—	—	(44)	(67)	—	—	(67)
Net balances, end of period	$142,159	$9,023	$14,837	$166,019	$132,726	$8,683	$14,166	$155,575

(1)    Includes liabilities of $(522) as at June 30, 2026 (December 31, 2025 — $(442)) for segregated fund insurance contracts that are not backed by the related Investments for account of segregated fund holders.

68	Sun Life Financial Inc.	Second Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Reinsurance Contracts Held By Measurement Component
The following table shows the ending balances for reinsurance contracts held by measurement component:

As at	June 30, 2026				December 31, 2025
	Estimates of PV of future cash flows	Risk adjustment	CSM	Total	Estimates of PV of future cash flows	Risk adjustment	CSM	Total
Reinsurance contracts, end of period:
Reinsurance contract held assets — non-PAA	$4,571	$1,367	$77	$6,015	$4,294	$1,314	$118	$5,726
Reinsurance contract held assets — PAA	390	25	—	415	389	23	—	412
Reinsurance contract held liabilities — non-PAA	$(2,762)	$933	$(503)	$(2,332)	$(2,471)	$866	$(444)	$(2,049)
Net balances, end of period	$2,199	$2,325	$(426)	$4,098	$2,212	$2,203	$(326)	$4,089
8.A.ii Insurance Revenue
Insurance revenue in the Consolidated Statements of Operations consists of the following:

	For the three months ended		For the six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
For contracts not measured using the PAA:
Amounts relating to changes in liabilities for remaining coverage:
Expected claims and other expenses(1)	$1,346	$1,273	$2,643	$2,495
Release of risk adjustment(1)	145	139	289	294
CSM recognized for services provided	331	303	654	600
Income taxes specifically chargeable to the policyholder	15	10	41	18
Amortization of insurance acquisition cash flows	105	78	208	153
Total insurance revenue for contracts not measured using the PAA	1,942	1,803	3,835	3,560
For contracts measured using the PAA:
Insurance revenue	4,297	4,154	8,547	8,415
Total insurance revenue	$6,239	$5,957	$12,382	$11,975

(1)    Expected claims and other expenses exclude investment components and amounts allocated to the loss component. Release of risk adjustment excludes amounts allocated to the loss component and amounts related to changes in the time value of money, which are recognized in Insurance finance income (expenses).

9. Fee Income

	For the three months ended		For the six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Fee income from service contracts:
Distribution fees	$290	$256	$570	$526
Fund management and other asset-based fees	1,578	1,492	3,209	3,072
Administrative service and other fees	352	387	760	777
Total fee income	$2,220	$2,135	$4,539	$4,375

Distribution fees and Fund management and other asset-based fees are primarily earned in the SLAM segment. Administrative service and other fees are primarily earned in the Canada and U.S. segments. The fee income by business segment is presented in Note 4.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2026	69

10. Income Taxes

The Company’s effective income tax rate is generally lower than our statutory income tax rate of 27.8% due to various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions and a range of tax-exempt or low-taxed investment income.

Our effective income tax rate for the three and six months ended June 30, 2026 was 20.9% and 19.4% compared to 20.3% and 19.8% for the three and six months ended June 30, 2025. The effective income tax rate for the three months ended June 30, 2026 was higher than the effective income tax rate for the three months ended June 30, 2025, primarily due to higher Global Minimum Tax ("GMT") expense in 2026. The effective income tax rate for the six months ended June 30, 2026 was lower than the effective income tax rate for the six months ended June 30, 2025, primarily due to favourable tax impacts from the settlement of our obligations to purchase outstanding shares from BGO and Crescent, which have been partially offset by higher GMT expense in 2026.

In our Consolidated Statements of Operations, Income tax expense (benefit) has the following components:

	For the three months ended		For the six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Current income tax expense (benefit)	$279	$220	$578	$490
Deferred income tax expense (benefit)	5	(22)	(191)	(50)
Total income tax expense (benefit)	$284	$198	$387	$440

The IASB issued amendments to IAS 12 Income Taxes in May 2023, which provided a mandatory temporary exception to the recognition and disclosure of information about deferred taxes relating to GMT, and we have applied this temporary exception. Our deferred taxes will not reflect impacts of GMT while the mandatory exception is applicable. The GMT rules applied to us effective January 1, 2024. The Canadian GMT legislation requires the ultimate parent entity of a group to pay top-up tax, on a jurisdiction-by-jurisdiction basis, on profits of its subsidiaries that are taxed below 15%. Some jurisdictions have enacted a Qualifying Domestic Minimum Top-Up Tax ("QDMTT") which requires the GMT top-up tax to be paid in the local jurisdiction rather than to the ultimate parent entity's jurisdiction. In response to the GMT rules, Bermuda enacted a Corporate Income Tax ("CIT") regime, including a corporate income tax rate of 15%, which applies to us effective January 1, 2025. The Bermuda CIT is not a QDMTT for the purposes of GMT. Top-up tax may still be payable by the ultimate parent entity under the Income Inclusion Rule, depending on the effective tax rate in Bermuda. Our other subsidiaries that are currently subject to a statutory tax rate or to a tax regime that could result in taxing profits at a rate below 15% include those in Hong Kong and Ireland, which have both enacted a QDMTT. Current income tax expense (benefit) for the three and six months ended June 30, 2026 includes GMT income tax expense of $12 and $14, respectively. (June 30, 2025 — $(4) and $(7), respectively).

11. Capital Management
11.A Capital
Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings, while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under the principles that consider all the risks associated with the business, as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 20 of our 2025 Annual Consolidated Financial Statements.

SLF Inc. is a non-operating insurance company and is subject to the Life Insurance Capital Adequacy Test ("LICAT") guideline. As at June 30, 2026, SLF Inc.’s LICAT ratio exceeded the regulatory minimum target as set out by the Office of the Superintendent of Financial Institutions ("OSFI").

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at June 30, 2026, Sun Life Assurance's LICAT ratio exceeded OSFI’s minimum regulatory target; as well as OSFI’s supervisory target applicable to operating life insurance companies.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at June 30, 2026. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at June 30, 2026.

Our capital base consists mainly of common shareholders’ equity, preferred shareholders’ equity, equity in the participating account, non-controlling interest's equity, CSM, and certain other capital securities that qualify as regulatory capital.

70	Sun Life Financial Inc.	Second Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11.B Significant Capital Transactions
11.B.i Common Shares
Changes in common shares issued and outstanding were as follows:

For the six months ended	June 30, 2026		June 30, 2025
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	553.8	$7,900	573.9	$8,192
Stock options exercised	0.7	56	0.5	32
Common shares purchased for cancellation	(0.8)	(12)	(11.2)	(179)
Balance, end of period	553.7	$7,944	563.2	$8,045

On May 26, 2026, OSFI and the Toronto Stock Exchange approved the previously announced normal course issuer bid (the "2026 NCIB") to purchase up to 10 million common shares. The 2026 NCIB commenced on May 29, 2026 and will remain in effect until May 28, 2027, or such earlier date as may be determined. Common shares purchased under the 2026 NCIB will be cancelled or used in connection with certain equity-settled incentive arrangements. Under prior NCIBs, including the 2025 NCIB, which commenced on June 9, 2025 and expired on
May 21, 2026, and the 2024 NCIB, which commenced on August 29, 2024 and expired on June 6, 2025, 10.6 million and 14.4 million common shares were repurchased, respectively.

We implemented an automatic repurchase plan with our designated broker in order to facilitate purchases of common shares under the NCIBs. Under the automatic repurchase plan, our designated broker is able to purchase common shares pursuant to the NCIBs at times when we ordinarily would not be active in the market due to applicable securities laws or self-imposed blackout periods. Any common shares purchased by us pursuant to the NCIBs will be cancelled or used in connection with certain equity settled incentive arrangements.

For the six months ended June 30, 2026, we purchased and cancelled an aggregate of approximately 0.8 million common shares (June 30, 2025 — 11.2 million common shares) at an average price per share of $107.86 (June 30, 2025 — $81.71) for a total amount of $83 (June 30, 2025 — $918) under the NCIBs and incurred tax on net repurchases of equity of $nil (June 30, 2025 — $17). The total amount paid to purchase the shares for cancellation pursuant to the NCIBs and the tax incurred is recorded in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and the amount paid above the average cost is allocated to Retained earnings.

11.B.ii Other Capital Transactions
On June 19, 2026, SLF Inc. issued $750 principal amount of Series 2026-1 Subordinated Unsecured 4.21% Fixed/Floating Debentures due 2038. The net proceeds will be used for general corporate purposes, which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.

On June 29, 2026, the interest rate on SLF Inc.’s $1,000 principal amount of Limited Recourse Capital Notes Series 2021-1 (Subordinated Indebtedness) was reset from 3.60% to 5.614% per annum for the five-year period from and including June 30, 2026 to, but excluding, June 30, 2031.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2026	71

12. Segregated Funds
12.A Segregated Funds Classified as Investment Contracts
12.A.i Investments for Account of Segregated Fund Holders — Investment Contracts
The carrying value of investments for account of segregated fund holders for contracts classified as investment contracts are as follows:

As at	June 30, 2026	December 31, 2025
Segregated and mutual fund units	$159,845	$144,766
Equity securities	1,276	1,149
Debt securities	435	532
Cash, cash equivalents and short-term securities	4	3
Other	(7)	8
Total investments for account of segregated fund holders	$161,553	$146,458
12.A.ii Changes in Account of Segregated Fund Holders — Investment Contracts

	For the six months ended and as at June 30, 2026	For the year ended and as at December 31, 2025
Balance, beginning of period	$146,458	$128,689
Additions to segregated funds:
Deposits	9,447	16,754
Net realized and unrealized gains (losses)	14,585	7,573
Other investment income	738	10,362
Total additions	24,770	34,689
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	9,164	15,976
Management fees	482	880
Taxes and other expenses	32	60
Foreign exchange rate movements	(3)	4
Total deductions	9,675	16,920
Net additions (deductions)	15,095	17,769
Balance, end of period	$161,553	$146,458
12.B Segregated Funds Classified as Insurance Contracts
12.B.i Investments for Account of Segregated Fund Holders — Insurance Contracts
The carrying value of investments for account of segregated fund holders for contracts classified as insurance contracts, which are the underlying items for the insurance contracts, are as follows:

As at	June 30, 2026	December 31, 2025
Segregated and mutual fund units	$16,476	$15,628
Equity securities	2,217	2,512
Debt securities	1,619	1,741
Cash, cash equivalents and short-term securities	323	302
Mortgages	6	6
Other assets	137	41
Total assets	20,778	20,230
Less: Liabilities arising from investing activities	95	122
Total investments for account of segregated fund holders	$20,683	$20,108

72	Sun Life Financial Inc.	Second Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12.B.ii Changes in Account of Segregated Fund Holders — Insurance Contracts
Changes by Measurement Component
The following reconciliation illustrates the insurance contract liabilities for account of segregated fund holders by measurement component. For insurance contract liabilities for account of segregated fund holders, the entire amount is included in the estimates of PV of future cash flows. Reconciliations for the net liabilities of segregated fund insurance contracts that are not backed by investments for account of segregated fund holders are included as part of the insurance contract liabilities in Note 8.A.i.

	For the six months ended and as at June 30, 2026	For the year ended and as at December 31, 2025
Balance, beginning of period	$20,108	$20,097
Insurance finance (income) expenses	1,206	1,901
Foreign currency translation	24	(431)
Cash flows:
Premiums received	1,195	2,098
Amounts paid to policyholders and other insurance service expenses paid	(1,460)	(2,744)
Management fees, taxes and other expenses	(390)	(813)
Total cash flows	(655)	(1,459)
Balance, end of period	$20,683	$20,108

13. Commitments, Guarantees and Contingencies
Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures
SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due in 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of preferred shares issued from time to time by Sun Life Assurance, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the three months ended	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
June 30, 2026
Insurance revenue	$—	$5,572	$1,145	$(478)	$6,239
Net investment income (loss) excluding result for segregated fund holders	169	5,312	299	(263)	5,517
Fee income	1	581	1,809	(171)	2,220
Total revenue	$170	$11,465	$3,253	$(912)	$13,976
Shareholders’ net income (loss)	$1,030	$743	$244	$(987)	$1,030
June 30, 2025
Insurance revenue	$—	$5,102	$1,278	$(423)	$5,957
Net investment income (loss) excluding result for segregated fund holders	81	1,120	6	(100)	1,107
Fee income	1	536	1,743	(145)	2,135
Total revenue	$82	$6,758	$3,027	$(668)	$9,199
Shareholders’ net income (loss)	$735	$580	$132	$(712)	$735

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2026	73

For the six months ended	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
June 30, 2026
Insurance revenue	$—	$11,050	$2,277	$(945)	$12,382
Net investment income (loss) excluding result for segregated fund holders	325	5,653	391	(519)	5,850
Fee income	1	1,173	3,682	(317)	4,539
Total revenue	$326	$17,876	$6,350	$(1,781)	$22,771
Shareholders’ net income (loss)	$1,515	$1,053	$354	$(1,407)	$1,515
June 30, 2025
Insurance revenue	$—	$10,209	$2,598	$(832)	$11,975
Net investment income (loss) excluding result for segregated fund holders	143	3,928	297	(168)	4,200
Fee income	1	1,075	3,586	(287)	4,375
Total revenue	$144	$15,212	$6,481	$(1,287)	$20,550
Shareholders’ net income (loss)	$1,683	$1,144	$507	$(1,651)	$1,683

Assets and liabilities as at	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
June 30, 2026
Invested assets	$31,602	$193,358	$11,007	$(25,723)	$210,244
Reinsurance contract held assets	$—	$6,459	$1	$(30)	$6,430
Insurance contract assets	$—	$266	$1,317	$(1,272)	$311
Total other general fund assets	$10,674	$15,056	$22,776	$(22,397)	$26,109
Investments for account of segregated fund holders	$—	$182,168	$68	$—	$182,236
Insurance contract liabilities excluding those for account of segregated fund holders	$—	$166,220	$139	$(29)	$166,330
Reinsurance contract held liabilities	$—	$3,604	$—	$(1,272)	$2,332
Investment contract liabilities	$—	$11,538	$—	$—	$11,538
Total other general fund liabilities	$16,511	$16,874	$24,510	$(21,761)	$36,134
Insurance contract liabilities for account of segregated fund holders	$—	$20,615	$68	$—	$20,683
Investment contract liabilities for account of segregated fund holders	$—	$161,553	$—	$—	$161,553
December 31, 2025
Invested assets	$29,520	$182,490	$12,447	$(25,282)	$199,175
Reinsurance contract held assets	$—	$6,156	$1	$(19)	$6,138
Insurance contract assets	$—	$267	$1,221	$(1,153)	$335
Total other general fund assets	$10,663	$14,674	$22,663	$(21,759)	$26,241
Investments for account of segregated fund holders	$—	$166,501	$64	$1	$166,566
Insurance contract liabilities excluding those for account of segregated fund holders	$—	$155,818	$112	$(20)	$155,910
Reinsurance contract held liabilities	$—	$3,202	$—	$(1,153)	$2,049
Investment contract liabilities	$—	$11,796	$—	$—	$11,796
Total other general fund liabilities	$15,651	$15,871	$26,273	$(21,153)	$36,642
Insurance contract liabilities for account of segregated fund holders	$—	$20,043	$64	$1	$20,108
Investment contract liabilities for account of segregated fund holders	$—	$146,458	$—	$—	$146,458

74	Sun Life Financial Inc.	Second Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Common shareholders’ net income (loss) for basic earnings per share	$1,008	$716	$1,473	$1,644
Add: Increase in income due to convertible instruments(1)	2	2	5	5
Common shareholders’ net income (loss) on a diluted basis	$1,010	$718	$1,478	$1,649
Weighted average number of common shares outstanding for basic earnings per share (in millions)	554	565	554	568
Add: Dilutive impact of stock options(2) (in millions)	1	1	1	1
Dilutive impact of convertible instruments(1) (in millions)	2	3	3	2
Dilutive impact of other share-based payment plans (in millions)	2	—	2	—
Weighted average number of common shares outstanding on a diluted basis (in millions)	559	569	560	571
Basic earnings (loss) per share	$1.82	$1.27	$2.66	$2.89
Diluted earnings (loss) per share	$1.81	$1.26	$2.64	$2.89

(1)    The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS“) — Series B issued by Sun Life Capital Trust.
(2)     Excludes the impact of nil stock options for both the three and six months ended June 30, 2026 and June 30, 2025 because these stock options were anti-dilutive for the period.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2026	75

15. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

For the three months ended		June 30, 2026		June 30, 2025
Balance, beginning of period		Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,997	$395	$2,392	$2,721	$(992)	$1,729
Unrealized gains (losses) on FVOCI assets	(84)	—	(84)	(130)	30	(100)
Unrealized gains (losses) on cash flow hedges	(7)	20	13	6	(1)	5
Share of other comprehensive income (loss) in joint ventures and associates	(299)	(8)	(307)	(233)	73	(160)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(195)	10	(185)	(210)	14	(196)
Share of other comprehensive income (loss) in joint ventures and associates	3	—	3	(6)	9	3
Revaluation surplus on transfers to investment properties	144	—	144	144	—	144
Total	$1,559	$417	$1,976	$2,292	$(867)	$1,425
Total attributable to:
Participating account	$7	$(1)	$6	$1	$10	$11
Non-controlling interests	12	7	19	11	(2)	9
Shareholders	1,540	411	1,951	2,280	(875)	1,405
Total	$1,559	$417	$1,976	$2,292	$(867)	$1,425

For the six months ended		June 30, 2026		June 30, 2025
Balance, beginning of period		Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,797	$595	$2,392	$2,696	$(967)	$1,729
Unrealized gains (losses) on FVOCI assets	5	(89)	(84)	(250)	150	(100)
Unrealized gains (losses) on cash flow hedges	1	12	13	4	1	5
Share of other comprehensive income (loss) in joint ventures and associates	(366)	59	(307)	(163)	3	(160)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(179)	(6)	(185)	(198)	2	(196)
Share of other comprehensive income (loss) in joint ventures and associates	3	—	3	(5)	8	3
Revaluation surplus on transfers to investment properties	144	—	144	144	—	144
Total	$1,405	$571	$1,976	$2,228	$(803)	$1,425
Total attributable to:
Participating account	$9	$(3)	$6	$3	$8	$11
Non-controlling interests	11	8	19	11	(2)	9
Shareholders	1,385	566	1,951	2,214	(809)	1,405
Total	$1,405	$571	$1,976	$2,228	$(803)	$1,425

76	Sun Life Financial Inc.	Second Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

16. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the United Kingdom, and Asia, including federal, provincial, and state securities and insurance regulators, tax authorities, and other government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with tax, insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Our significant legal proceedings and regulatory matters are disclosed in Note 22.G of our 2025 Annual Consolidated Financial Statements. There have been no significant updates to such legal and regulatory proceedings, except as noted below.

Sun Life Assurance reached a settlement in principle to resolve the certified class action proceeding Fehr et al v Sun life Assurance Company of Canada ("settlement agreement"), subject to Court approval. If approved, the proposed settlement agreement of approximately $213.5 includes an after-tax charge of $145, which has been reflected in the Consolidated Statements of Operations in the first quarter of 2026. The settlement approval motion is scheduled for September 8, 2026. In connection with the acquisition of the Canadian operations of Metropolitan Life Insurance Company ("MLIC"), MLIC agreed to indemnify Clarica Life Insurance Company for certain losses relating to the policies affected in the class action. If the settlement agreement is approved by the Court, Sun Life Assurance will seek full recourse against MLIC pursuant to the indemnity.

On May 20, 2026, DentaQuest became aware of a cybersecurity incident where unauthorized individuals accessed certain data on the DentaQuest computer network. Putative class actions seeking unspecified damages related to this incident have been filed and are at an early stage.

Management continues to believe that the probable conclusion of any current legal, regulatory or tax matter, including those noted above, either individually or in the aggregate, will not have a material adverse effect on the Consolidated Statements of Financial Position or the Consolidated Statements of Operations.

17. Subsequent Event

On July 2, 2026, we completed the acquisition of Bell Partners. Due to the recent close of this transaction, the fair value determination and purchase accounting have not been completed.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2026	77

Corporate and Shareholder Information
For information about Sun Life, corporate news and financial results, please visit sunlife.com

Corporate office	United Kingdom		Direct deposit of dividends
Sun Life Financial Inc.	MUFG Corporate Markets (UK) Limited		Common shareholders residing in Canada or the
1 York Street	Central Square		U.S. may have their dividend payments deposited
Toronto, Ontario	29 Wellington Street		directly into their bank account.
Canada M5J 0B6	Leeds LS1 4DL
Tel: 416-979-9966			The Request for Electronic Payment of Dividends
Website: sunlife.com	Tel: +44 (0) 345-602-1587		Form is available for downloading from the TSX
	Email: shareholderenquiries@cm.mpms.mufg.com		Trust Company website,
Investor Relations			tsxtrust.com/sun-life/forms, or you can contact
Financial analysts, portfolio managers and	Philippines		TSX Trust Company to have a form sent to you.
institutional investors requiring information	RCBC Trust Corporation
can contact:	Stock Transfer Processing Section		Canadian dividend reinvestment and
Investor Relations	Unit 08 25th Floor		share purchase plan
Email: Investor_Relations@sunlife.com	The Yuchengco Center		Common shareholders residing in Canada can
Please note that financial information can also be	333 Senator Gil J. Puyat Avenue		enroll in the Dividend Reinvestment and Share
obtained from sunlife.com.	Brgy Bel-Air, Makati City, Metro Manila 1209		Purchase Plan. For details, visit our website at
sunlife.com or contact the Plan Agent,
Transfer agent	From Metro Manila: 632-5318-8567		TSX Trust Company.
Sun Life Financial Inc. has appointed TSX Trust	From the Provinces: 1-800-1-888-2422
Company as its share registrar and transfer agent.	Email: rcbcstocktransfer@rcbc.com
TSX Trust Company has co-transfer agents in the			Stock exchange listings
U.S., U.K., Philippines and Hong Kong.	Hong Kong, SAR		Sun Life Financial Inc. common shares are listed on
	Computershare Hong Kong		the Toronto (TSX), New York (NYSE) and Philippine
For information about your shareholdings,	Investor Services Limited		(PSE) stock exchanges. Ticker Symbol: SLF
dividends, change in share registration or address,	17th Floor, Hopewell Centre
estate transfers or lost certificates, please contact	183 Queen’s Road East		Sun Life Financial Inc. Class A Preferred Shares are
the Transfer Agent in the country where you reside.	Wanchai, Hong Kong		listed on the Toronto Stock Exchange (TSX).
If you do not live in any of the countries listed, please
contact the Canadian Transfer Agent.	Tel: 852-2862-8555		Ticker Symbols:
			Series 3	SLF.PR.C
Canada	Shareholders can submit inquiries online at		Series 4	SLF.PR.D
TSX Trust Company	computershare.com/hk/contact		Series 5	SLF.PR.E
301 — 100 Adelaide Street West			Series 8R	SLF.PR.G
Toronto, Ontario M5H 4H1	Shareholder services		Series 9QR	SLF.PR.J
	For shareholder account inquiries, please contact		Series 10R	SLF.PR.H
Tel (within North America): 1-877-224-1760	the Transfer Agent in the country where you reside,		Series 11QR	SLF.PR.K
Tel (outside North America): 416-682-3865	or Sun Life’s Shareholder Solutions team.
Fax: 1-888-249-6189
Email: sunlifeinquiries@tmx.com	English Email: shareholderservices@sunlife.com
Website: tsxtrust.com/sun-life
French Email: servicesauxactionnaires@sunlife.com
Shareholders can view their account details online
via Investor Central on TSX Trust Company’s	2026 dividend dates
website. Register at tsxtrust.com/sun-life	Common Shares

United States	Record dates	Payment dates
Equiniti Trust Company, LLC	February 25, 2026	March 31, 2026
Attn: OnBase	May 27, 2026	June 30, 2026
Regular mail:	August 26, 2026	September 29, 2026
PO Box 500	November 25, 2026*	December 31, 2026*
Newark, NJ 07101
Overnight or courier mail:	*Subject to approval by the Board of Directors
1110 Centre Point Curve, Suite 101
Mendota Heights, MN 55120

Tel: 1-877-224-1760
Email: sunlifeinquiries@tmx.com

78 Sun Life Financial Inc. Second Quarter 2026        CORPORATE AND SHAREHOLDER INFORMATION

SUN LIFE FINANCIAL INC.

1 York Street
Toronto, Ontario
Canada M5J 0B6

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